NO ACT PE 12/23/11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



12025502

DIVISION OF
CORPORATION FINANCE



February 10, 2012

Scott Craddock
Corrections Corporation of America
scott.craddock@cca.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-10-12

Re: Corrections Corporation of America
Incoming letter dated December 23, 2011

Dear Mr. Craddock:

This is in response to your letter dated December 23, 2011 concerning the shareholder proposal submitted to Corrections Corporation of America by Alex Friedmann. We also have received a letter on behalf of the proponent dated January 17, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Jeffrey S. Lowenthal
Stroock & Stroock & Lavan LLP
jlowenthal@stroock.com

February 10, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Corrections Corporation of America
Incoming letter dated December 23, 2011

The proposal requests that the board provide biannual reports to stockholders on its oversight of the company's efforts to reduce incidents of rape and sexual abuse of prisoners housed in facilities operated by the company, and to describe the board's oversight of the company's response to incidents of rape and sexual abuse at those facilities, including statistical data by facility regarding all such incidents during each reporting period.

We are unable to concur in your view that Corrections Corporation of America may exclude the proposal under rule 14a-8(i)(4). We are unable to conclude that the proposal relates to the redress of a personal claim or grievance against the company. We also are unable to conclude that the proposal is designed to result in a benefit to the proponent, or to further personal interest, which is not shared by the other shareholders at large. Accordingly, we do not believe that Corrections Corporation of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to conclude that Corrections Corporation of America has met its burden of establishing that it may exclude the proposal under rule 14a-8(i)(7) as a matter relating to the company's ordinary business operations. Accordingly, we do not believe that Corrections Corporation of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Corrections Corporation of America may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Corrections Corporation of America's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Corrections Corporation of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Joseph McCann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

STROOCK

By Email

January 17, 2012

Jeffrey S. Lowenthal
Direct Dial 212-806-5509
Direct Fax 212-806-2509
jlowenthal@stroock.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Corrections Corporation of America December 23, 2011, Letter Seeking to Exclude Alex Friedmann's Shareholder Proposal

Ladies and Gentlemen:

I am writing on behalf of Alex Friedmann (the "Proponent") in response to the request by Corrections Corporation of America (the "Company" or "CCA") to the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") seeking Staff concurrence with CCA's view that it may properly exclude a shareholder proposal and supporting statement (the "Proposal") submitted by the Proponent from inclusion in CCA's proxy materials to be distributed in connection with its 2012 Annual Meeting of Stockholders (the "Proxy Materials"). We respectfully request that the Staff not concur with CCA's view that it may exclude the Proposal from its Proxy Materials, as CCA has failed to meet its burden of persuasion to demonstrate that it may properly omit the Proposal. A copy of this letter has also been sent to CCA.

In accordance with Rule 14a-8(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") we have submitted this letter to the Staff via electronic mail at shareholderproposals@sec.gov in addition to mailing paper copies.

By letter dated December 23, 2011 (the "No-Action Request"), CCA requested that the Staff concur in its view that it may exclude the Proposal from its Proxy Materials on three grounds. First, the Company seeks concurrence in its view that it may exclude the Proposal pursuant to Rule 14a-8(i)(10) because the Proposal "has been substantially implemented by the Company." Secondly, the Company seeks concurrence in its view that the Proposal may be excluded pursuant to Rule 14a-

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8(i)(4) because the Proposal "relates to the redress of a personal claim or grievance against the Company." Lastly, CCA seeks concurrence that it may omit the Proposal because it "relates to the ordinary business operations of the Company." For the reasons set forth below, we submit that CCA has failed to meet its burden of persuasion under Rules 14a-8(i)(10), 14a-8(i)(4) or 14a-8(i)(7) and thus cannot exclude the Proposal from inclusion in its Proxy Materials.

I. The Proposal

On November 28, 2011, Mr. Friedmann, a beneficial holder of no less than 190 shares of CCA's common stock, submitted a shareholder proposal to the Company pursuant to Rule 14a-8 addressing the response of the Board of Directors of CCA (the "Board") to incidents of rape and sexual abuse of prisoners housed in correctional facilities operated by the Company, which is the largest private prison operator in the United States. Specifically, the Proposal seeks to provide for bi-annual (twice-a-year) reports to stockholders describing the Board's oversight of CCA's efforts to reduce incidents of rape and sexual abuse of prisoners at CCA facilities, with statistical data related to all such incidents that occurred at CCA facilities during each reporting period. The Proposal reads as follows:

> **RESOLVED:** That the stockholders of Corrections Corp. of America ("Company") request that the Board of Directors ("Board") report to the Company's stockholders on a bi-annual basis, beginning within ninety days after the 2012 annual meeting of stockholders, excluding proprietary and personal information, on the Board's oversight of the Company's efforts to reduce incidents of rape and sexual abuse of prisoners housed in facilities operated by the Company. The reports should describe the Board's oversight of the Company's response to incidents of rape and sexual abuse at the Company's facilities, including statistical data by facility regarding all such incidents during each reporting period.

The Proposal's supporting statement highlights the significant social policy issue raised by the problem of prisoner sexual abuse and rape, and the important public policy goal of eliminating incidents of prisoner sexual abuse and rape. Furthermore, the supporting statement notes the continuing occurrence of prisoner sexual abuse and rape at the Company's facilities, thereby demonstrating the value of bi-annual reports by the Board detailing its oversight of efforts to reduce prisoner sexual abuse and rape that include, on a facility-by-facility basis, statistics detailing all such incidents during each reporting period.

II. The Company's Planned Annual Report Does Not "Substantially Implement" the Proposal Under Rule 14a-8(i)(10)

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The Staff has stated that whether a shareholder proposal has been substantially implemented by a company under Rule 14a-8(i)(10) "depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). Consequently, an evaluation of "substantial implementation" turns upon whether the actions of a company satisfactorily address the underlying concerns and the essential objective of the proposal. *See, e.g., Wal-Mart Stores, Inc.* (March 29, 2011); *The Proctor & Gamble Company*, (Aug. 4, 2010); *Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Companies, Inc.*, (Jan. 17, 2007); *ConAgra Foods, Inc.*, (July 3, 2006); *Johnson & Johnson*, (Feb. 17, 2006).

The Company states in its No-Action Request that it intends to produce "a report on [the Board's] oversight of the Company's efforts to reduce incidents of rape and sexual abuse of prisoners housed in facilities operated by the Company, which report will be provided on an annual basis going forward." In addition, the Company states that the planned report "will include references and links to the statistical data reported by the Company to the Bureau of Justice Statistics (the 'BJS') and included by the BJS in its reports available at bjs.ojp.usdoj.gov, as well as any other relevant data subsequently made publicly available by the Company or a governmental agency." The Company then boldly claims that "if the Proposal were included in the Proxy Materials and approved by a majority of stockholders, we believe that there would be no further action to take in order to implement the Proposal and therefore the Proposal has been substantially implemented."

Although the Proponent applauds the Company's willingness to produce a report on the Board's response to incidents of prisoner rape and sexual abuse in CCA facilities, as described in the No-Action Request, the report cannot be found to compare favorably with the Proposal because it addresses neither the underlying concerns nor the essential objectives of the Proposal. A simple comparison of the Proposal against the No-Action Request's description of the planned report by the Company establishes that, if the Proposal were included in the Proxy Materials and approved by the Company's shareholders, the Company would in fact be required to take further action to implement the Proposal.

The Proposal, if approved, would require the Board to produce reports on a *bi-annual* basis, e.g., twice each year; the Company's proposed reports would only be produced on an annual basis going forward. The Proposal specifically included a requirement that reports be produced every six months, as opposed to once a year, because more frequent reporting will help CCA promptly identify facilities where sexual abuse is a problem, thereby allowing the Company to correct those problems expeditiously. Furthermore, such frequent reporting to the shareholders will permit the shareholders to make a reasonable determination as to whether the Company is adequately addressing an issue that potentially could result in litigation, negative publicity and consequently a loss of business and other adverse consequences. As specifically noted in the Proposal's supporting statement,

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"A failure by the Company to adequately address this issue, and the negative publicity, loss of business and litigation that results, constitutes a risk to the Company and a threat to shareholder value."

The Proposal would also require the Board to include in each bi-annual report, *for each CCA facility*, statistical data with respect to all incidents of prisoner rape or sexual abuse *during each reporting period*. In contrast, CCA notes in its No-Action Request that it only intends to include in its planned reports "references and links to the statistical data reported by the Company to the [BJS]" and "any other relevant data subsequently made publicly available by the Company or a governmental agency," which the Company does not define or identify. Under even the most generous of interpretations, it cannot be plausibly claimed, as the Company attempts, that the data requested in the Proposal is "similar" to the data submitted to the BJS and made publicly available.

First, as the Company must be aware, the most recently released and publicly available BJS report covers only the years 2007-2008. *See* Paul Guerino & Allen J. Beck, *Sexual Victimization Reported by Adult Correctional Authorities, 2007-2008*, Bureau of Justice Statistics Special Report, Jan. 2011 (attached hereto as Exhibit A). Not only does this information not compare favorably with the Proposal's requirement that the data reported cover each six-month reporting period, but the information referenced in the BJS reports would be so stale (as of the date hereof, at least three years old) as to render its inclusion irrelevant in a discussion of the Board's contemporaneous efforts to reduce incidents of prisoner rape and sexual abuse at the Company's correctional facilities.

Second, as the Company explicitly notes in its No-Action Request, the data supplied to the BJS consists of only a "sample of [the Company's] facilities selected annually by the BJS." According to the most recent publicly available BJS report, in 2007 only 42 of 417 identified privately-operated state or federal prisons were requested to supply data; in 2008, the BJS requested data from 85 facilities from the same list of privately-operated prisons. Exhibit A, at pg. 10. In the same BJS report, statistical data was provided for just 38 of the Company's 64 facilities at the time. Exhibit A, at pp. 51-53 (for the number of CCA's facilities as of 2008, *see* www.cca.com/newsroom/news-releases/157).

As CCA states in its No-Action Request that it intends to produce "statistical data reported by the Company to the [BJS]," such data necessarily would be incomplete, as the last published BJS report contains data related to only 38 of the Company's 64 facilities at the time. *Id.* The Proposal, however, requires that statistical data be reported for all incidents of prisoner rape or sexual abuse *at each facility* operated by CCA. Inclusion of statistical data on a facility-by-facility basis, as opposed to an incomplete sampling of facilities, is imperative to the success of the Proposal because such data will allow the Board to meaningfully discuss its oversight, with reference to specific CCA facilities, of

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the Company's efforts to reduce incidents of prisoner rape and sexual abuse at *each* facility, and will inform the Board and shareholders about the scope of the problem of rape and sexual abuse at *each* of the Company's facilities.

Because the Company knows that its planned report does not compare favorably with the Proposal, the Company attempts to circumvent this defect in its No-Action Request by arguing that "a proposal need not be implemented in full or precisely as presented for it to be excluded under Rule 14a-8(i)(10)." However, while the Company cites two no-action letters from 2001 and 2008 in support of this proposition, *see Bank of America Corp.* (Jan. 14, 2008) and *The Gap Inc.* (March 16, 2001), it ignores a more recent, and more apposite, no-action letter under which facts the Staff determined that a Company could not exclude a proposal under Rule 14a-8(i)(10). In *The J.M. Smucker Company* (May 9, 2011), the company sought to exclude a shareholder proposal because, as in this case, the company was preparing to issue a report on the same topic as requested in the shareholder proposal. However, the shareholder proposal also sought a discussion on specific topics which the company did not commit to discuss in its no-action request. Consequently, the company was not allowed to exclude the proposal under Rule 14a-8-(i)(1), as the company's "public disclosures [did not] compare favorably with the guidelines of the proposal." Similarly in this case, as discussed above, the data to be included in the Company's planned report would result in "public disclosures [that do not] compare favorably with the guidelines of the" Proposal. Therefore, the Company should not be able to exclude the Proposal under Rule 14a-8(i)(1) because it has not been "substantially implemented" based upon the information provided by the Company in its No-Action Request.

III. The Company May Not Exclude the Proposal Under Rule 14a-8(i)(4) Because the Proposal Does Not Seek the Redress of a Personal Claim or Grievance Against the Company

Under Rule 14a-8(i)(4), a company may exclude a shareholder proposal if the proposal relates to the redress of a personal claim or grievance against the company or if it is designed to result in a benefit to the shareholder or to further a personal interest not shared with other shareholders at large. The Commission has stated that the purpose of Rule 14a-8(i)(4) is not to "exclude a proposal relating to an issue in which a proponent was personally committed or intellectually and emotionally interested." Exchange Act Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release").

The Company argues that the Proposal – requesting reports on the Company's efforts to reduce incidents of rape and sexual abuse at CCA-operated facilities, which include statistical data on such incidents for each Company facility – somehow emanates from a "personal grievance that the Proponent, an anti-private prison activist who was previously incarcerated at a Company-operated

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facility for six of his ten years in prison, bears toward the Company...." Notably, the Company admits that the Proponent is an "activist," which implies the Proponent submitted the Proposal because he is "personally committed" to the issue of reducing incidents of prisoner rape and sexual abuse. This does not mean the Proponent is merely airing a personal grievance against the Company. Also notably, the Proposal does not personally benefit the Proponent in any way, monetarily or otherwise.

As detailed below, each of the arguments the Company makes to show the Proponent has a personal grievance against CCA in fact demonstrates the personal commitment of the Proponent on this significant social policy issue:

- Prison Legal News, the Proponent's employer, is a monthly magazine "that provides a cutting edge review and analysis of prisoner rights, court rulings and news about prison issues . . . [and] provides information that enables prisoners and other concerned individuals and organizations to seek the protection and enforcement of prisoner's rights at the grass roots level." Prison Legal News – FAQS, https://www.prisonlegalnews.org/FAQ.aspx (last visited January 12, 2012). While Prison Legal News does publish articles critical of the lack of accountability in the private prison industry, it primarily reports on public prisons because public prisons constitute approximately 92% of the corrections system in the United States. It should be pointed out that the Proposal was not submitted on behalf of Prison Legal News, which is not a CCA shareholder.

- Contrary to the Company's suggestion, the Proponent has no affiliation with the blog site titled "WhyIHateCCA" (whyihatecca.blogspot.com), does not control its content or any of its posts. The Proponent has never published an article, press release or op-ed for or given an interview to that site; any articles or press releases produced by the Proponent that are posted on that site were posted solely upon the initiation of the author of WhyIHateCCA. The Company's implication otherwise is without factual basis.

- The Private Corrections Institute ("PCI"), a non-profit organization, does advocate against the privatization of correctional institutions. However, the Proponent's advocacy on behalf of PCI bears no relation to this Proposal, which seeks to meaningfully engage CCA to evaluate its efforts to reduce prisoner rape and sexual abuse in facilities operated by the Company. The Proponent serves in a voluntary, non-compensated position with PCI and the Proposal was not submitted on behalf of PCI, which is not a CCA shareholder.

Further, the Proponent and his employer, Prison Legal News, have long been committed to the issue of reducing rape and sexual abuse in prisons and jails. In fact, Paul Wright, the founder and editor of

Prison Legal News, served on the advisory board of Stop Prisoner Rape (now Just Detention International) until the board was discontinued in 2008. Just Detention International is a non-profit organization dedicated to reducing prisoner rape and sexual abuse, and advocating for the victims of same. *See* Just Detention International, www.spr.org. Additionally, between 2008 and 2011, Prison Legal News submitted four formal comments regarding the Prison Rape Elimination Act standards to the National Prison Rape Elimination Act Commission and the U.S. Department of Justice, all of which were written (and co-signed) by the Proponent. *See* attached Exhibit B for the most recent comment, dated April 4, 2011.

Prison Legal News has published numerous articles and cover stories about prisoner rape and sexual abuse. *See, e.g.*, Alan Pendergast, *Prison Sexual Abuse Survivor Speaks Out*, Prison Legal News, Dec. 2011, *available at* www.prisonlegalnews.org/ includes/_public/_issues/pln_2011/12pln11.pdf; Prison Legal News, *Department of Justice Report on Sexual Victimization in Prisons and Jails*, Oct. 2011, https://www.prisonlegalnews.org/23854_displayArticle.aspx; Brandon Sample, *Sexual Victimization Widespread in U.S. Correctional Facilities*, Prison Legal News, March 2010, https://www.prisonlegalnews.org/ 22200_displayArticle.aspx; Prison Legal News, *Sexual Abuse by Prison and Jail Staff Proves Persistent, Pandemic*, May 2009, www.prisonlegalnews.org/21225_displayArticle.aspx.

Further, the Proponent has specifically raised concerns about rape and sexual abuse in the Company's facilities at two previous Company shareholder meetings, and discussed this issue with one of the Company's Board members. It is a direct result of the insufficient efforts of the Company and its Board to reduce incidents of rape and sexual abuse at CCA facilities that the Proponent has filed the current Proposal. Based upon the forgoing, it is obvious that the Proponent is "personally committed or intellectually and emotionally interested" in the issue of reducing incidents of prisoner rape and sexual abuse.

The Company seems to believe that because the Proponent also advocates on behalf of prisoner rights and against the privatization of correctional facilities that this somehow evidences a personal grievance against CCA that should allow the Company to exclude the Proposal from its Proxy Materials. The Company cites no support for this proposition. In fact, this case is extremely similar to *Pepsico, Inc.* (March 2, 2009), where the company sought to omit a shareholder proposal requesting that the company disclose the recipients of its charitable contributions under Rule 14a-8(i)(4). The company argued that the proponent's advocacy on behalf of anti-homosexuality interests exhibited the proponent's true intent with respect to the facially-neutral shareholder proposal: to stop the company from making contributions to homosexual-friendly groups. The Staff rejected this argument and refused to permit the company to exclude the shareholder proposal under Rule 14a-8(i)(4). The Proponent's activism – which clearly demonstrates a personal commitment to

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reducing prisoner rape and sexual abuse, and not a personal grievance – should for similar reasons to *Pepsico, Inc.* not be found by the Staff to be grounds for the Company to exclude the Proposal from its Proxy Materials.

The Company also argues that the Proposal should be excluded because the Proponent's history of litigation with CCA is indicative of a personal claim or grievance under Rule 14a-8(i)(4). However, an analysis of the no-action letters cited by CCA shows that the litigation brought by the Proponent and referenced by the Company in its No-Action Request differs considerably from the types of litigation that the Staff has found to support the omission of shareholder proposals under Rule 14a-8(i)(4). In each of the no-action letters cited, the proponents had brought personal claims against the company. *See American Express* (Jan. 13, 2011) (the proponent, a former employee of the company, filed a gender discrimination charge with the U.S. Equal Employment Opportunity Commission (the "EEOC") and an action alleging breach of a settlement agreement and defamation); *Medical Information Technology, Inc.* (March 3, 2009) (the proponent, a former employee of the closely-held company seeking a higher price for his personally owned shares, alleged that the company's board of directors undervalued the price of the company's common stock); *General Electric Co.* (Feb. 2, 2005) (the proponent, an employee of the company, filed a gender discrimination charge with the EEOC and an action alleging, among other things, sexual harassment and discrimination on the basis of race and sex, plus intentional infliction of emotional distress); *Station Casinos, Inc.* (Oct. 15, 1997) (proposal requested the company maintain liability insurance; the proponent had previously represented a client of the company in a suit to recover damages for an alleged theft that occurred at the company's premises); and *Lee Data Corporation* (May 11, 1990) (the proponent, a former employee of the company, had brought an action against the company and certain of its employees alleging breach of contract and defamation).

In contrast, the litigation brought by the Proponent or organizations associated with the Proponent cited by the Company to support its argument that the Proposal is the result of a personal grievance against CCA is unmistakably the product of the Proponent's advocacy work:

- In *Alex Friedmann v. Corrections Corporation of America*, the Proponent brought suit seeking disclosure of various records from CCA under the Tennessee Public Records Act ("TPRA"). 310 S.W.3d 366, 368 (Tenn. Ct. App. 2009). The Tennessee Court of Appeals, ruling in favor of the Proponent and against CCA, held that CCA operated its facilities in Tennessee as the functional equivalent of a governmental agency and thus lawfully is subject to public records requests under the TPRA. *Id.* This litigation had nothing to do with rape or sexual abuse at any of the Company's facilities, and was not related to any personal grievance of the Proponent.

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- Prison Legal News brought suit against the Company because its Saguaro Correctional Center in Arizona refused to allow, among other publications, Prison Legal News to be mailed to prisoners in violation of their constitutional rights. Notably, CCA settled this case before trial and agreed to pay Prison Legal News a lump sum for damages, attorney's fees and costs. *See* http://www.aclu.org/free-speech-prisoners-rights-prisoners-rights/corrections-corp-america-pays-damages-attorney-fees. This litigation had nothing to do with rape or sexual abuse at any of the Company's facilities, and was not related to any personal grievance of the Proponent.

- The Human Rights Defense Center (the "HRDC")[1] is co-counsel for a former inmate housed in a CCA facility in two interrelated pending lawsuits brought against CCA in federal district court in the Eastern District of Tennessee. *See* Civil Action Numbers 1:11-CV-00339 and 1:11-CV-00340. The Company's decision to cite these two interrelated lawsuits is curious; it is alleged in the lawsuits that CCA's failure to provide proper medical treatment to an inmate and her newborn son – including leaving the inmate, who was pregnant, in a holding cell for hours while she was screaming in pain and bleeding vaginally – ultimately led to the death of her child soon after her child was born. This litigation has nothing to do with rape or sexual abuse at any of the Company's facilities, and was not related to any personal grievance of the Proponent.

Besides the fact that three of the four lawsuits cited by the Company were not brought by the Proponent but rather by organizations affiliated with the Proponent, it is obvious by the nature of the lawsuits that they were not brought with the intention to redress a personal grievance against the Company. None of the cases involve any personal grievance the Proponent has against CCA, nor do any of the cases involve the rape or sexual abuse of prisoners at the Company's facilities – the subject matter of the Proposal. Thus, the Company has failed to meet its burden of persuasion that it may properly omit the Proposal from its Proxy Materials under Rule 14a-8(i)(4).

IV. The Company May Not Exclude the Proposal Under Rule 14a-8(i)(7) Because the Proposal Raises Social Policy Issues That Transcend Day-to-Day Business Matters

A company may omit a shareholder proposal under Rule 148-a(i)(7) if the proposal relates to the company's ordinary business operations. The Commission has stated that "the ordinary business exclusion rests on two central considerations." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The first consideration relates to the subject matter of the proposal; "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they

[1] Prison Legal News is a project of the HRDC.

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could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* However, the Commission has also noted that proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *Id.*

The Company contends that the Proposal's request for statistical data for each facility regarding all incidents of prisoner rape and sexual abuse "deals with the ordinary business decision to determine the amount and type of statistical data to be provided in connection with statements of the Company's position on a current issue," and that "[d]etermining the amount and type of data that is appropriate to provide in support of company statements is a decision to be made by management in developing those communications." Tellingly, the Company is unable to find support for this position and instead relies on no-action letters where the Staff permitted exclusion of a shareholder proposal by a company "where a portion of the proposal is deemed to relate to ordinary business operations." Two of the three no-action letters cited by the Company involved shareholder proposals that addressed "the management of the workforce . . . [and] the hiring, promotion and termination of employees," which was specifically cited in the 1998 Release as matters "so fundamental to a management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *See E*Trade Group, Inc.* (Oct. 3, 2000) (the two portions of the shareholder proposal that were the basis for the Rule 14a-8(i)(7) exclusion involved the "dismissal and replacement of Executive Officers" and "possible reductions in staff to improve earnings performance") and *Wal-Mart Stores, Inc.* (March 15, 1999) (the portion of the shareholder proposal that was the basis for the exclusion requested the company adopt "policies to implement wage adjustments"). In the third no-action letter, the shareholder proposal was excluded because it requested the company discontinue the use of a particular accounting technique. *General Electric Co.* (Dec. 2, 1999).

This argument ignores the fact that the Staff has consistently refused to permit a company to exclude a shareholder proposal under Rule 14a-8(i)(7) when the proposal raises significant policy issues. *See, e.g., Chevron Corp.* (March 28, 2011) (the proposal would amend the bylaws to establish a board committee on human rights); *Bank of America Corp.* (March 14, 2011) (the proposal involved the issue of foreclosure and loan modification processes for the company); *PFG Industries, Inc.* (Jan. 15, 2010) (the proposal requested a report from the company disclosing the environmental impacts of the company in the communities in which it operates); *Tyson Foods, Inc.* (Dec. 15, 2009) (the proposal addressed the use of antibiotics used in the feed given to livestock owned or purchased by the company); *Mattel, Inc.* (March 10, 2009) (the proposal requested a yearly report on toys manufactured by licensees and sold by the Company to address toy safety and workplace environment concerns); *Halliburton Co.* (March 9, 2009) (the proposal requested that the company's management review its policies related to human rights to assess where the company needs to adopt and implement additional policies); *Bank of America Corp.* (Feb. 29, 2008) (the proposal called for board committee to review company policies for human rights); and *ONEOK, Inc.* (Feb. 25, 2008) (the proposal requested a report from the company on the feasibility of reducing greenhouse gas emissions).

The Proposal, which seeks reports related to the Company's efforts to reduce incidents of prisoner rape and sexual abuse at each CCA facility, similarly raises significant social policy issues. CCA cannot seriously argue that providing such information to shareholders is "so fundamental to management's ability to run a company on a day-to-day basis" that the reports sought by the Proposal should not "be subject to direct shareholder oversight." Nor can the bi-annual reports requested in the Proposal, which would include data that CCA already collects and maintains, be characterized as "micro-managing" the Company.

As noted in the supporting statement to the Proposal, Congress has enacted the Prison Rape Elimination Act ("PREA") to address the issue of rape and sexual abuse of prisoners in the United States. As Congress discussed in its findings statement section of PREA (attached hereto as Exhibit C), "[i]nsufficient research has been conducted and insufficient data reported on the extent of prison rape." 42 U.S.C. § 15601. Congress also found that inmates with mental illness and young first-time offenders are at an increased risk of sexual victimization. *Id.* Furthermore, Congress noted that "[p]rison rape often goes unreported, and inmate victims often receive inadequate treatment for the severe physical and psychological effects of sexual assault – if they receive treatment at all." *Id.* In addition, Congress found that "[p]rison rape endangers the public safety by making brutalized inmates more likely to commit crimes when they are released," and that "[v]ictims of prison rape suffer severe physical and psychological effects that hinder their ability to integrate into the community and maintain stable employment upon their release." *Id.* Notably, Congress also found that "[m]embers of the public and government officials are largely unaware of the epidemic character of prison rape and the day-to-day horror experience by victimized inmates," and "[m]ost prison staff are not adequately trained or prepared to prevent, report, or treat inmate sexual assaults." *Id.*

It is apparent that the issue of prisoner rape and sexual abuse is a significant policy issue from the Congressional findings in PREA alone. In fact, CCA itself recognizes that PREA and the issue of prisoner rape and sexual abuse "remain[] visible on the national landscape." *CCA & PREA: Always Aware, Staying Vigilant,* Inside CCA, Fall 2010, http://www.insidecca.com/cca-source/cca-prea-always-aware-staying-vigilant. However, as noted in the supporting statement, incidents of prisoner

STROOCK & STROOCK & LAVAN LLP • NEW YORK • LOS ANGELES • MIAMI
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rape and sexual abuse at CCA-operated facilities continue to come under public scrutiny. In fact, in October 2011, a class-action lawsuit was filed against CCA alleging that immigrant detainees suffered repeated sexual assaults by a Company employee at CCA's T. Don. Hutto facility. *ACLU of Texas Sues ICE Officials, Williamson County and CCA for Sexual Assault of Immigrant Women*, ACLU, Oct. 19, 2011, http://www.aclutx.org/2011/10/19/aclu-of-texas-sues-ice-officials-williamson-county-and-cca-for-sexual-assault-of-immigrant-women. Also, in 2009, the State of Hawaii declined to renew its contract to house female prisoners at one of the Company's facility in Kentucky due to repeated acts of sexual abuse by the Company's employees. *See* Ian Urbina, *Hawaii to Remove Inmates Over Abuse Charges*, N.Y. Times, Aug. 25, 2009 at A12.

Certainly, the Company cannot seriously contend that the rape and sexual abuse of prisoners is an "ordinary business matter" rather than a significant social and public policy issue. Even assuming arguendo that the Proposal relates to ordinary business matters, it also addresses the significant social policy issue of prisoner rape and sexual abuse, which "transcend[s] the day-to-day business matters and raise[s] policy issues so significant that it would be appropriate for a shareholder vote." *See* the 1998 Release.

The Company attempts to circumvent the undisputable fact that the issue of prisoner rape and sexual abuse is a significant social policy issue by claiming that "[s]hareholders as a group are not in a position to make an informed decision on the specific data which should be presented regarding these matters." Apparently, the Company believes that shareholders are not capable of interpreting simple statistical data showing the number of reported rapes and sexual abuse incidents that occurred at each CCA facility during the reporting period, accompanied by an explanation of what efforts the Company is taking to prevent or reduce such incidents. As noted above in the Congressional findings to PREA, members of the public (which would include shareholders of the Company) are "largely unaware of the epidemic character of prison rape," and it appears that CCA would prefer to keep them unaware. Furthermore, as discussed in Section II of this letter, the information in the BJS Report simply does not convey the necessary data to properly implement this Proposal. If anything, only including three-year-old data from a partial sample of the Company's facilities would not allow shareholders to make an "informed decision" concerning the Company's response to incidents of prisoner rape and sexual abuse. Consequently, the Proponent submits that the Company has failed to meet its burden of persuasion under Rule 14a-8(i)(7) and thus may not exclude the Proposal from its Proxy Materials.

NY 73745581v6

V. Conclusion

For the foregoing reasons, and without addressing or waiving any other possible arguments we may have, we respectfully submit that CCA has failed to meet its burden of persuasion under Rules 14a-8(i)(10), i(4) and (i)(7) and thus may not omit the Proponent's Proposal from its Proxy Materials.

If the Staff disagrees with our analysis, and if additional information is necessary in support of the Proponent's position, I would appreciate an opportunity to speak with you by telephone prior to the issuance of a written response. Please do not hesitate to contact me at (212)-806-5509 (fax: (212)-806-2509; e-mail: jlowenthal@stroock.com) if I can be of any further assistance in this matter.

Very truly yours,



Jeffrey S. Lowenthal

Enclosures

cc: Scott Craddock, Esq.
Assistant General Counsel & Ethics Officer
Assistant Secretary
Corrections Corporation of America
10 Burton Hills Boulevard
Nashville, TN 37215

Alex Friedmann

FISMA & OMB Memorandum M-07-16

NY 73745581v6

Exhibit A

U.S. Department of Justice
Office of Justice Programs
Bureau of Justice Statistics



Bureau of Justice Statistics

Special Report

January 2011, NCJ 231172

Prison Rape Elimination Act of 2003 (PREA)

Sexual Victimization Reported by Adult Correctional Authorities, 2007–2008

Paul Guerino and Allen J. Beck, Ph.D., *BJS Statisticians*

The Survey of Sexual Violence (SSV) is an annual collection based on official records that the Bureau of Justice Statistics (BJS) has conducted since 2004. It is one of a number of BJS data collections that are conducted to meet the mandates of the Prison Rape Elimination Act of 2003 (PREA).

On behalf of BJS, staff of the Governments Division of the U.S. Census Bureau mailed survey forms to correctional administrators in the Federal Bureau of Prisons, state prison systems, public and private jails, private prisons, jails in Indian country, and facilities operated by the U.S. military and Immigration and Customs Enforcement (ICE). Administrators were given the option to mail back a completed form or to complete it on the web. Data collection forms can be accessed on the BJS website at http://bjs.ojp.usdoj.gov/index.cfm?ty=dcdetail&iid=406.

Each sexual act, as defined by BJS, is classified by the perpetrator who carried out the incident (i.e., inmate or staff) and the type of act perpetrated. Administrators provided counts of the four types of sexual victimization that occurred during the prior calendar year: inmate-on-inmate nonconsensual sexual acts, inmate-on-inmate abusive sexual contacts, staff sexual misconduct, and staff sexual harassment. (See "Defining sexual victimization," page 2.)

For each type of victimization, correctional administrators indicated how many of the allegations were substantiated (determined to have occurred), unsubstantiated, unfounded (insufficient evidence to make a final determination), and still under investigation.

The administrators then completed a separate form for each substantiated allegation, providing details about the victim, perpetrator, and circumstances surrounding the incident.

Highlights

- Correctional administrators reported 7,444 allegations of sexual victimization in 2008 and 7,374 allegations in 2007.
- Total allegations of sexual victimization increased significantly between 2005 (6,241 incidents) and 2008 (7,444).
- The increase in total allegations of sexual victimization between 2005 and 2008 was largely due to prisons, where allegations increased 21%, from 4,791 incidents to 5,796.
- In 2008, 931 allegations of sexual victimization (13%) were substantiated, i.e., determined to have occurred upon investigation.
- State prison administrators reported 589 substantiated incidents of sexual violence in 2008, up 28% from 459 substantiated incidents reported in 2005.
- About 54% of substantiated incidents of sexual victimization involved only inmates, while 46% of substantiated incidents involved staff with inmates.
- Female inmates were disproportionately victimized by both other inmates and staff in federal and state prisons, as well as local jails.
- Approximately 12% of substantiated inmate-on-inmate sexual victimizations were committed by two or more perpetrators.
- Injuries were reported in about 18% of incidents of inmate-on-inmate sexual victimizations and less than 1% of incidents of staff-on-inmate sexual victimizations.

The 2007 and 2008 surveys included all federal and state prisons, facilities operated by the U.S. military and ICE, and a representative sample of jail jurisdictions and privately operated jails and prisons. The surveys also included jails holding adults in Indian country based on a complete enumeration of jails in 2008 and a representative sample of jails in 2007. In total, data were collected from facilities containing 2.12 million inmates in 2007 and 2.17 million inmates in 2008. (See *Methodology* for more information about the systems and facilities from which data were collected.)

Responses were weighted to provide national-level estimates for jails and privately operated facilities. Since the estimates for jails and privately operated facilities are based on a sample rather than a complete enumeration, they are subject to sampling error. (See *Methodology* for description of sampling procedures.)

The 2007-2008 survey results should not be used to rank systems or facilities. Given the absence of uniform reporting, caution is necessary for accurate interpretation of the survey results. Higher or lower counts among facilities may reflect variations in definitions, reporting capacities, and procedures for recording allegations, as opposed to differences in the underlying incidence of sexual victimization.

Detailed tabulations of the survey results by system and sampled facility are presented in appendix tables 19-30.

Detail on substantiated incidents

The 2008 SSV recorded 763 substantiated incidents of sexual victimization, or incidents that were investigated and determined to have occurred. Weighting this total to take into account the sampling of local jail jurisdictions, private prisons, and private jails, the estimated total number of substantiated incidents in the nation in 2008 was 931. The 2007 SSV recorded 783 substantiated incidents of sexual victimization, which when weighted represented 1,001 incidents nationwide.

For each substantiated incident reported, correctional administrators were asked to provide details on circumstances surrounding each incident, characteristics of victims and perpetrators, type of pressure or physical force, sanctions imposed, and what type of victim assistance was provided, if any. They provided detail on 97% of reported substantiated incidents. These data are displayed in tables 4–7 and appendix tables 1–18.

Defining sexual victimization

To define "sexual victimization" under the Prison Rape Elimination Act of 2003, BJS uses uniform definitions that classify each sexual act by the perpetrator who carried out the incident (i.e., inmate or staff) and the type of act perpetrated.

Inmate-on-inmate sexual victimization involves sexual contacts with a victim without his or her consent or with a victim who cannot consent or refuse. The most serious incidents, ***nonconsensual sexual acts***, include—

- contact between the penis and the vagina or the penis and the anus including penetration, however slight; or
- contact between the mouth and the penis, vagina, or anus; or
- penetration of the anal or genital opening of another person by a hand, finger, or other object.

Less serious incidents, ***abusive sexual contacts***, include—

- intentional touching, either directly or through the clothing, of the genitalia, anus, groin, breast, inner thigh, or buttocks of any person; and
- incidents in which the intention is to sexually exploit rather than to harm or debilitate.

Staff-on-inmate sexual victimization includes consensual or nonconsensual acts perpetrated on an inmate by an employee, volunteer, contractor, official visitor, or other agency representative. (Family, friends, and other visitors are excluded.)

Staff sexual misconduct includes any sexual behavior or act directed toward an inmate by staff, including romantic relationships. Such acts include—

- intentional touching of the genitalia, anus, groin, breast, inner thigh, or buttocks with the intent to abuse, arouse, or gratify sexual desire; or
- completed, attempted, threatened, or requested sexual acts; or
- occurrences of indecent exposure, invasion of privacy, or staff voyeurism for sexual gratification.

Staff sexual harassment includes repeated statements or comments of a sexual nature to an inmate by staff. Such statements include—

- demeaning references to an inmate's sex or derogatory comments about his or her body or clothing; or
- repeated profane or obscene language or gestures.

Summary findings

Allegations of sexual victimization

The rate of sexual victimization reported by correctional administrators increased from 3.33 incidents per 1,000 inmates in 2005 to 3.82 in 2008.

Overall, there were 7,374 allegations of sexual victimization in 2007 and 7,444 allegations in 2008 (table 1). Although there was no significant difference between the overall totals in the 2007 and 2008 collection years, total allegations of sexual victimization increased significantly between 2005 (6,241 allegations) and 2008. This increase was largely the result of increased allegations of sexual victimization in prisons, from 4,791 incidents in 2005 to 5,796 incidents in 2008. The number of allegations of sexual victimization in local and private jails did not increase by a statistically significant amount between 2005 and 2008.

The increase in the total number of reported allegations of sexual victimization corresponds with an increase in the rate of reported allegations over time, from 2.83 allegations per 1,000 inmates in 2005 to 3.18 incidents per 1,000 in 2008. As with total allegations, this trend resulted from an increase in the rate of reported allegations in prisons, from 3.33 incidents per 1,000 inmates in 2005 to 3.82 in 2008. The rate of reported allegations of sexual victimization in jails did not increase significantly between 2005 and 2008.

Allegations of inmate-on-inmate abusive sexual contacts account for two-thirds of the total increase in reported allegations of sexual victimization between 2005 and 2008.

The increase in the total number of reported allegations of sexual victimization since 2005 is due to an increase in inmate-on-inmate abusive sexual contacts. Unlike the other three types of victimization, allegations of abusive sexual contact increased significantly over time, from 611 incidents in 2005 to 1,417 in 2008 (table 2). This increase accounted for 67% of the overall increase of 1,203 allegations between 2005 and 2008.

TABLE 1
National estimates of total allegations of sexual victimization, by type of facility, 2005-2008

	Number of allegations				Rate per 1,000 inmates			
Facility type	2008*	2007	2006	2005	2008*	2007	2006	2005
Total	7,444	7,374	6,528**	6,241**	3.18	2.95	2.91**	2.83**
Prisons[a]	5,796	5,535**	4,958**	4,791**	3.82	3.62**	3.37**	3.33**
Public-federal[b]	368	309**	242**	268**	2.22	1.86**	1.50**	1.71**
Public-state	5,194	4,940**	4,516**	4,341**	4.20	3.98**	3.75**	3.68**
Jails[c]	1,633	1,823	1,533	1,406	2.04	1.89	2.02	1.86
Other adult facilities								
Indian country jails[d]	2	9**	29	32**	^	3.33**	^	^
Military-operated	6	3**	3**	8**	3.34	1.63**	1.62**	3.08**
ICE-operated	6	4**	5**	4**	0.49	0.61**	0.62**	0.61**

*Comparison group.
**Difference with comparison group is significant at the 95% confidence level.
^Too few cases to provide a reliable rate.
[a]Includes federal, state, and private prisons.
[b]Estimates for 2006 are not comparable to those in 2005 due to a change in reporting.
[c]Includes local and private jails.
[d]Excludes facilities housing juveniles only.

TABLE 2
National estimates of total allegations of sexual victimization, by type of incident, 2005–2008

Incident type	2008*	2007	2006	2005
Total	7,444	7,374	6,528**	6,241**
Inmate-on-inmate nonconsensual sexual acts	2,343	2,421	2,205	2,160
Inmate-on-inmate abusive sexual contacts	1,417	1,220**	834**	611**
Staff sexual misconduct	2,528	2,436	2,371	2,386
Staff sexual harassment	1,169	1,298	1,118	1,084**

*Comparison group.
**Difference with comparison group is significant at the 95% confidence level.
Note: Detail may not sum to total due to missing data.

BJS Surveys of Sexual Victimization in Correctional Facilities

Section 4(a)(1) of the Prison Rape Elimination Act of 2003 (PREA) requires the Bureau of Justice Statistics (BJS) to "carry out, for each calendar year, a comprehensive statistical review and analysis of the incidence and effects of prison rape" (P.L. 108-79).

BJS has developed a multiple-measure, multiple-mode data collection strategy to fully implement requirements under PREA, including three surveys relating to inmate sexual victimization. The Survey of Sexual Violence (SSV) collects administrative data annually on the incidence of sexual victimization in adult and juvenile correctional facilities. The National Inmate Survey (NIS) and the National Survey of Youth in Custody (NYSYC) gather data on the incidence of sexual assault as reported by inmates in prisons and jails and by youth held in juvenile facilities.

Substantiated incidents of sexual victimization

State prison administrators reported an increase of 130 substantiated incidents between 2005 and 2008.

Administrators of all categories of correctional facilities reported 1,001 substantiated incidents of sexual victimization in 2007 and 931 substantiated incidents in 2008 (table 3). This change in all categories was not statistically significant, nor was the increase in substantiated incidents between 2005 (885 incidents) and 2008. State prisons experienced a 28% increase in substantiated incidents between 2005 (459 incidents) and 2008 (589 incidents). Local and private jails saw no statistically significant change during the same period.

The rate of substantiated incidents of sexual violence follows the same pattern as total substantiated incidents. While the overall rate did not change significantly between 2005 and 2008 (for both years, it was 0.4 substantiated incidents per 1,000 inmates), the rate of substantiated incidents in prisons increased from 0.36 incidents per 1,000 inmates in 2005 to 0.43 incidents per 1,000 in 2008. The rate of substantiated incidents in jails did not change significantly between 2005 and 2008.

Substantiated incidents of inmate-on-inmate abusive sexual contacts and staff sexual harassment increased significantly between 2005 and 2008.

Substantiated incidents of inmate-on-inmate nonconsensual sexual acts declined from 326 in 2005 to 235 in 2008, but this decline was not statistically significant (table 4). Substantiated incidents of abusive sexual contacts increased significantly between 2005 and 2008, from 173 to 272. The increase in substantiated incidents of staff sexual misconduct from 338 in 2005 to 361 in 2008 was not significant. Substantiated incidents of staff sexual harassment did increase significantly, from 48 in 2005 to 63 in 2008.

TABLE 3
National estimates of substantiated incidents of sexual victimization and rates per 1,000 inmates, by type of facility 2005–2008

	Number of substantiated incidents				Rate per 1,000 inmates			
Facility type	2008*	2007	2006	2005	2008*	2007	2006	2005
Total	931	1,001	967	885	0.40	0.40	0.43	0.40
Prisons[a]	651	613	563**	524**	0.43	0.40	0.38**	0.36**
Public-federal[b]	21	14**	5**	41**	0.13	0.08**	0.03**	0.26**
Public-state	589	570**	549**	459**	0.47	0.46**	0.46**	0.39**
Jails[c]	271	380	393	348	0.34	0.39	0.52	0.46
Other adult facilities								
Indian country jails[d]	2	6	7	10	^	2.22	^	^
Military-operated	5	1**	2**	2**	2.78	0.54**	1.08**	0.77**
ICE-operated	1	1	2**	1	0.08	0.15**	0.25**	0.15**

*Comparison group.

**Difference with comparison group is significant at the 95% confidence level.

^Too few cases to provide a reliable rate.

Note: Detail may not sum to total due to rounding.

[a]Includes federal, state, and private prisons.

[b]Estimates from 2006 are not comparable to those in 2005 due to a change in reporting.

[c]Includes local and private jails.

[d]Excludes facilities housing juveniles only.

A greater percentage of allegations of abusive sexual contacts and incidents of staff sexual misconduct were substantiated in local jails than in prisons.

Administrators reported that 19% of alleged abusive sexual contacts were substantiated, as were 12% of alleged nonconsensual sexual acts, 19% of alleged incidents of staff sexual misconduct, and 5% of alleged incidents of staff sexual harassment (table 5). The percentage of substantiated allegations varied by type of facility. Local jail administrators reported substantiating a greater percentage of allegations of abusive sexual contacts (24% in jails versus 17% in prisons). Federal and state prison administrators reported that a greater percentage of allegations of inmate-on-inmate sexual victimization were found to be unsubstantiated than local jail administrators. In prisons, 63% of alleged nonconsensual sexual acts and 61% of abusive sexual contacts were unsubstantiated, while 41% of nonconsensual sexual acts and 46% of abusive sexual contacts in jails were unsubstantiated. The same was true of incidents of staff sexual misconduct: 58% of alleged incidents were found to be unsubstantiated in prisons, compared to 39% in local jails.

Incident-level findings

For each substantiated incident of sexual victimization, administrators were asked to fill out a form that collected incident-level characteristics, such as the age and sex of the victim, the number of perpetrators, any injuries to the victim, the time and location of the victimization, and sanctions imposed on the perpetrator.

TABLE 4
National estimates of total substantiated incidents of sexual victimization, by type of incident, 2005–2008

Incident type	2008*	2007	2006	2005
Total	931	1,001	967	885
Inmate-on-inmate nonconsensual sexual acts	235	268	262	326
Inmate-on-inmate abusive sexual contacts	272	218**	158**	173**
Staff sexual misconduct	361	452	471	338
Staff sexual harassment	63	63	70	48**

*Comparison group.
**Difference with comparison group is significant at the 95% confidence level.
Note: Detail may not sum to total due to rounding.

TABLE 5
National estimates of outcomes of investigations into allegations of sexual violence, by type of facility, 2007-2008

	Number of allegations			Percent by outcome[a]		
	All facilities[b]	Federal and state prisons	Local jails	All facilities[b]	Federal and state prisons*	Local jails
Inmate-on-inmate nonconsensual sexual acts	4,764	3,260	1,291	100%	100%	100%
Substantiated	503	304	161	12	11	13
Unsubstantiated	2,416	1,800	504	57	63	41**
Unfounded	1,349	739	558	32	26	46**
Investigation ongoing	495	417	69			
Inmate-on-inmate abusive sexual contacts	2,637	2,012	546	100%	100%	100%
Substantiated	490	347	132	19	17	24**
Unsubstantiated	1,508	1,209	250	58	61	46**
Unfounded	602	429	158	23	22	29
Investigation ongoing	36	27	7			
Staff sexual misconduct	4,964	3,461	1,211	100%	100%	100%
Substantiated	814	454	285	19	15	25
Unsubstantiated	2,324	1,699	443	53	58	39**
Unfounded	1,230	785	416	28	27	36
Investigation ongoing	595	523	67			
Staff sexual harassment	2,467	2,078	363	100%	100%	100%
Substantiated	126	89	33	5	4	9
Unsubstantiated	1,475	1,222	239	63	62	68
Unfounded	758	671	78	32	34	22
Investigation ongoing	108	96	12			

*Comparison group.
**Difference with comparison group is significant at the 95% confidence level.
Note: Detail may not sum to total due to missing information.
[a]Percents based on allegations for which investigations have been completed.
[b]Includes private prisons and jails, jails in Indian country, and facilities operated by the U.S. military and Immigration and Customs Enforcement (ICE).

Inmate-on-inmate sexual victimization

Females were disproportionately victimized by inmates in state and federal prisons and local jails.

Females represent 7% of sentenced prison inmates but accounted for 21% of all victims of inmate-on-inmate sexual victimization in federal and state prisons[1] (table 6). Similarly, females account for 13% of inmates in local jails but 32% of all victims.[2]

Victims and perpetrators of nonconsensual acts were more likely to be younger than 25, compared to victims and perpetrators of abusive sexual contacts.

About 42% of victims of nonconsensual sexual acts and 31% of perpetrators were younger than 25, compared to 33% of victims of abusive sexual contacts and 21% of perpetrators.

A greater percentage of perpetrators in local jails were younger than 25 compared to perpetrators in prisons. Perpetrators of inmate-on-inmate sexual victimization in local jails were more likely to be under 25 (38%) than perpetrators in prisons (17%). Perpetrators in prisons were more likely than perpetrators in local jails to be ages 25-39 (48% in prisons compared to 39% in local jails) and 40 or older (35% compared to 23%).

About 1 in 9 substantiated incidents of inmate-on-inmate sexual victimization were committed by more than one perpetrator.

Approximately 12% of substantiated incidents of inmate-on-inmate sexual victimization were committed by two or more perpetrators, but this varied by facility and incident type. Two or more perpetrators committed a greater percentage of substantiated incidents in local jails (14%) than in prisons (9%). In addition, two or more perpetrators committed a greater percentage of nonconsensual sexual acts (16%) than abusive sexual contacts (7%).

[1]See *Prison Inmates at Midyear 2008—Statistical Tables*, BJS Web, 8 April 2009.
[2]See *Jail Inmates at Midyear 2008—Statistical Tables*, BJS Web, 31 March 2009.

About 1 in 5 incidents of inmate-on-inmate sexual victimization resulted in a victim injury.

Under a fifth (18%) of substantiated incidents of inmate-on-inmate sexual victimization resulted in an injury. There was no significant difference in the percentage of incidents resulting in an injury in prisons compared to local jails. There was a difference by incident type: nonconsensual sexual acts were significantly more likely to result in an injury (28%) than abusive sexual contacts (8%).

Nonconsensual sexual acts were more likely than abusive sexual contacts to occur in the early morning hours (midnight to 6 a.m.). Abusive sexual contacts occurred more often during the day (6 a.m. to 6 p.m.) than nonconsensual sexual acts.

About 32% of nonconsensual sexual acts occurred between midnight and 6 a.m., compared to 12% of abusive sexual contacts. Roughly 22% of abusive sexual contacts occurred between 6 a.m. and noon (compared to 17% of nonconsensual sexual acts), and 36% occurred between noon and 6 p.m. (compared to 24% of nonconsensual sexual acts).

Solitary confinement was used most often as a sanction against perpetrators of inmate-on-inmate sexual victimization.

Solitary confinement was the most frequent sanction imposed on perpetrators of inmate-on-inmate sexual victimization, but the distribution of sanctions imposed varied by facility and incident type. Perpetrators of inmate-on-inmate sexual victimization in local jails were more likely to receive legal action (51%) than were perpetrators in prisons (26%). These legal actions included arrest (22% in jail compared to 3% in prison) and referral for prosecution (34% compared to 25%). Perpetrators of inmate-on-inmate sexual victimization were also more likely to be placed in a higher custody level within the facility (33%) in local jails compared to prisons (22%).

Perpetrators of inmate-on-inmate sexual victimization in prisons were more likely than perpetrators in local jails to be placed in solitary confinement (77% in prisons compared to 67% in jails), transferred to another facility (23% compared to 9%), receive a loss of good time or increase in bad time (22% compared to 6%), and confined to their cells (14% compared to 10%).

Sanctions were more severe for nonconsensual sexual acts than for abusive sexual contacts.

Perpetrators were subject to legal action for 41% of nonconsensual sexual acts, compared to 23% of abusive sexual contacts. They were referred for prosecution for 36% of nonconsensual sexual acts, compared to 17% of abusive sexual contacts. About 32% of nonconsensual sexual

TABLE 6
National estimates of selected characteristics of substantiated incidents of inmate-on-inmate sexual victimization, by type of facility and incident, 2007-2008

Characteristic	Total percent[a]	Facility type: Federal and state prisons*	Facility type: Local jails	Incident type: Nonconsensual sexual acts*	Incident type: Abusive sexual contacts
Victim characteristics					
Sex					
Male	77%	79%	68%**	92%	62%**
Female	23	21	32**	8	38**
Age					
Under 25	37%	35%	44%	42%	33%**
25-39	45	46	38	41	48**
40 or older	18	19	18	17	19
Perpetrator characteristics					
Number of perpetrators					
1	88%	91%	86%**	84%	93%**
2 or more	12	9	14**	16	7**
Sex					
Male	82%	81%	80%	93%	70%**
Female	18	19	20	7	30**
Age					
Under 25	26%	17%	38%**	31%	21%**
25-39	44	48	39**	41	47**
40 or older	30	35	23**	29	32
Incident characteristics					
Victim injured					
No	82%	83%	85%	72%	92%**
Yes	18	17	15	28	8**
Time of day[b]					
6 a.m. to noon	20%	22%	15%**	17%	22%**
Noon to 6 p.m.	30	34	23**	24	36**
6 p.m. to midnight	42	41	42	44	40
Midnight to 6 a.m.	22	19	29**	32	12**
Sanction imposed[b]					
Solitary/disciplinary	72%	77%	67%**	69%	76%**
Legal action[c]	32	26	51**	41	23**
Arrested	9	3	22**	10	8
Referred for prosecution	27	25	34**	36	17**
Confined to own cell/room	12	14	10**	11	13
Placed in higher custody within same facility	27	22	33**	32	21**
Loss of privileges	23	25	22	22	23
Transferred to another facility	22	23	9**	27	17**
Loss of good time/increase in bad time	17	22	6**	18	17
Other	14	15	12**	13	15**

*Comparison group.
**Difference with comparison group is significant at the 95% confidence level.
Note: Sex and age are reported for at most two victims in multiple-victim incidents and at most two perpetrators in multiple-perpetrator incidents. Excludes victims with unknown sex or age.
[a]Includes private prisons and jails, jails in Indian country, and facilities operated by the U.S. military and Immigration and Customs Enforcement (ICE).
[b]Detail sums to more than 100% because multiple responses were allowed for this item.
[c]Includes "given new sentence."

acts resulted in the perpetrator being placed in a higher custody level, compared to 21% of abusive sexual contacts, and 27% of the more severe acts resulted in the perpetrator being transferred to another facility, compared to 17% of abusive sexual contacts.

Staff-on-inmate sexual victimization

Females were disproportionately victimized by staff in state and federal prisons and local jails.

Following the same pattern as inmate-on-inmate sexual victimization, females account for a greater proportion of victims of staff-on-inmate victimization than they do in the overall inmate population. As previously stated, females account for 7% of sentenced prison inmates, but represent about a third of all victims of staff-on-inmate sexual victimization in federal and state prisons (32%) (table 7). Similarly, females represent only 13% of inmates in local jails but over half of all victims of staff-on-inmate victimization (56%).

Females perpetrated the majority of incidents of staff sexual misconduct, while males perpetrated the majority of incidents of staff sexual harassment.

About 61% of incidents of staff sexual misconduct and 21% of incidents of staff sexual harassment were perpetrated by females. Males perpetrated 39% of incidents of staff sexual misconduct and over three-quarters of incidents of staff sexual harassment (79%).

Over half of incidents of staff sexual harassment were reported by the victim.

In over half the incidents of staff sexual harassment (58%), the victim reported the incident to administrators, compared to 26% of the incidents of staff sexual misconduct. Incidents of staff sexual misconduct were more likely than incidents of staff sexual harassment to be reported by an individual other than the victim, including another inmate (23% of staff sexual misconduct compared to 13% of staff sexual harassment), the family of the victim (29% compared to 21%), or a correctional officer or frontline staff (8% compared to 2%). Incidents of staff sexual misconduct were also more likely than incidents of staff sexual harassment to be discovered during an unrelated investigation (4% compared to 2%) or in some other way, such as through incriminating photos or notes (15% compared to 8%).

About 2 in 5 incidents of staff-on-inmate sexual victimization occurred in a program service area.

The most common location for staff-on-inmate sexual victimization was in a program service area[3] (38%), followed by a victim's cell or room (17%), another area (17%), outside of the facility (12%), in a dormitory (10%), in a common area (10%), and in a staff area (10%). Incidents of staff sexual misconduct were more likely to occur in a staff area (11%) or another area (18%) than incidents of staff sexual harassment (6% and 10%, respectively). Incidents of staff sexual harassment were more likely to occur in a dormitory (14%) or common area (14%) than incidents of staff sexual misconduct (9% for both).

More incidents of staff sexual victimization occurred during daytime hours (6 a.m. to 6 p.m.) in federal and state prisons than in jails.

More incidents of staff-on-inmate sexual victimization occurred in federal and state prisons either between 6 a.m. and noon (45%) or noon and 6 p.m. (51%) than in local jails (21% and 36%, respectively). More incidents of staff sexual victimization occurred between 6 p.m. and midnight in local jails (51%) than in federal and state prisons (35%).

[3]Program service areas include the commissary, kitchen, storage area, laundry, cafeteria, workshop, and hallway.

To date, BJS has released the following reports on inmate sexual victimization in adult correctional facilities:

- Sexual Victimization in Prisons and Jails Reported by Inmates, 2008-09 (NCJ 231169)
- Sexual Victimization in Local Jails Reported by Inmates, 2007 (NCJ 221946)
- Sexual Victimization in State and Federal Prisons Reported by Inmates, 2007 (NCJ 219414)
- Sexual Violence Reported by Correctional Authorities, 2006 (NCJ 218914)
- Sexual Violence Reported by Correctional Authorities, 2005 (NCJ 214646)
- Sexual Violence Reported by Correctional Authorities, 2004 (NCJ 210333)

TABLE 7

National estimates of selected characteristics of substantiated incidents of staff sexual misconduct and harassment, by type of facility and incident, 2007-2008

Characteristic	Total percent[a]	Facility type: Federal and state prisons*	Facility type: Local jails	Incident type: Staff sexual misconduct*	Incident type: Staff sexual harassment
Victim characteristics					
Sex					
Male	63%	68%	44%**	65%	50%**
Female	37	32	56**	35	50**
Perpetrator characteristics					
Sex					
Male	44%	39%	63%**	39%	79%**
Female	56	61	37**	61	21**
Incident characteristics					
Who reported the incident[b]					
Victim	31%	27%	43%**	26%	58%**
Another inmate (non-victim)	22	23	22	23	13**
Family of victim	28	31	22	29	21**
Correctional officer/frontline staff	7	7	3**	8	2**
Anonymous	4	5	4	4	3
Discovered during unrelated investigation	4	2	2	4	2**
Other	14	14	12	15	8**
Where occurred[b]					
In victim's cell/room	17%	13%	26%**	17%	16%
In a dormitory	10	9	11	9	14**
In a common area	10	11	10	9	14**
In a program service area	38	46	14**	37	41
Outside the facility	12	12	15	13	9
Staff area	10	11	5**	11	6**
Other	17	13	28	18	10**
Time of day[b]					
6 a.m. to noon	36%	45%	21%**	36%	38%
Noon to 6 p.m.	45	51	36**	45	45
6 p.m. to midnight	40	35	51**	41	29**
Midnight to 6 a.m.	23	19	28	24	16

*Comparison group.

**Difference with comparison group is significant at the 95% confidence level.

Note: Sex and age are reported for at most two victims in multiple-victim incidents and at most two perpetrators in multiple-perpetrator incidents. Excludes victims with unknown sex or age.

[a]Includes private prisons and jails, jails in Indian country, and facilities operated by the U.S. military and Immigration and Customs Enforcement (ICE).

[b]Detail sums to more than 100% because multiple responses were allowed for this item.

Methodology

Sampling

The sampling designs for the 2007 and 2008 SSV surveys varied according to the different facilities covered under PREA. The following designs were used:

Federal and state prisons

In both 2007 and 2008, the survey included the Federal Bureau of Prisons and all 50 state adult prison systems. Prison administrators were directed to report only on incidents of sexual victimization that occurred within publicly operated adult prison facilities and to exclude incidents involving inmates held in local jails, privately operated facilities, and facilities in other jurisdictions.

Privately operated state and federal prisons

In 2007, a sample of 42 privately operated state and federal prison facilities was drawn to produce a 10% sample of the 417 private prisons identified by the *2005 Census of State and Federal Adult Correctional Facilities.* Facilities were sorted by average daily population (ADP) in the 12-month period ending June 30, 2005. Five facilities with ADPs greater than 2,145 inmates were selected with certainty because of their size.[4] The remaining facilities were sorted by region (i.e., Northeast, Midwest, South, or West), state, and ADP, and 37 facilities were sampled systematically with probability proportional to their size.[5] (See "National estimates and accuracy," page 11.)

In 2008, BJS increased the sample from 42 to 85 privately operated prison facilities with the intention of increasing the precision of private prison estimates. As in 2007, facilities were ranked by ADP in the 12-month period ending June 30, 2005. The 33 facilities with an ADP of at least 1,000 inmates were included with certainty in the 2008 SSV. The remaining facilities were sorted by region, state, and ADP, and 52 facilities were sampled systematically with probability proportional to their size.

Three privately operated prisons selected for the 2008 survey closed prior to data collection:

- Pacific Furlough Facility, CA
- Horizon Center Community Corrections Center, NY
- Community Residential Treatment Services, OH.

Public jails

In 2007, a sample of 500 publicly operated jail facilities was selected based on data reported in the *2005 Census of Jail Inmates.* First, the third-largest jail jurisdiction in 44 states and the District of Columbia was selected.[6] This minimized overlap with the 2005 and 2006 studies, in which the largest and second-largest jurisdictions in those states were chosen with certainty. An additional 132 jail jurisdictions with ADPs greater than or equal to 1,000 inmates were also selected with certainty. The remaining 2,745 jail jurisdictions on the frame were then grouped into three strata. The first stratum contained 1,527 jails with an ADP of 79 or fewer inmates, the second stratum included 796 jails with an ADP of 80 to 253 inmates, and the third stratum included 422 jails with an ADP of 254 to 999 inmates. Jail jurisdictions in these three strata were sorted by region, state, and ADP and selected systematically with probability proportional to size, resulting in 72 selections from stratum one, 85 from stratum two, and 165 from stratum three.

Of the 500 selected jail jurisdictions, two did not respond to the survey:

- Marion-Walthall County Regional Correctional Facility, MS
- Desoto County Jail, MS.

Three jail jurisdictions selected for the 2007 survey closed prior to data collection:

- Haskell County Jail, TX
- Galena City Jail, KS
- Montevallo City Jail, AL.

In 2008, a sample of 500 publicly-operated jail facilities was selected based on data reported in the *2007 Deaths in Custody Annual Summary on Inmates under Jail Supervision.* First, the largest jail jurisdiction in 44 states and the District of Columbia was selected to minimize overlap with the 2006 and 2007 studies, in which the second- and third-largest jurisdictions were chosen with certainty, respectively. Another 130 jail jurisdictions with ADPs greater than or equal to 1,000 inmates were selected with certainty. The remaining 2,707 jail jurisdictions on the frame were then grouped into three strata. The first

[4]These facilities were given a 100% chance of selection in each sample because of their size.

[5]The chance of selection was directly related to the size of the facility (i.e., within each stratum, facilities with larger ADPs had a greater chance of selection than facilities with smaller ADPs).

[6]Six states have combined jail-prison systems: Alaska, Connecticut, Delaware, Hawaii, Rhode Island, and Vermont.

stratum contained 1,483 jails with an ADP of 84 or fewer inmates, the second stratum included 792 jails with an ADP of 85 to 263 inmates, and the third stratum included 432 jails with an ADP of 264 to 999 inmates. As in 2007, jail jurisdictions in these three strata were sorted by region, state, and ADP and selected systematically with probability proportional to their size, resulting in 63 selections from stratum one, 70 from stratum two, and 191 from stratum three.

Of the 500 selected jail jurisdictions, 6 did not respond to the survey:

- St. Clair County Jail, AL
- Welsh City Jail, LA
- Anson County Jail, NC
- Northumberland County Department of Corrections, PA
- Hudspeth County Jail, TX
- Marathon County Adult Detention, WI.

Two selected jail jurisdictions closed in 2008:

- Tyrrell County Jail, NC
- Trenton City Jail, MO.

Private jails

In 2007, a sample of 5 privately operated jails was selected based on data reported in the *2005 Census of Jail Inmates*. The 42 private facilities on the sampling frame were sorted by region, state, and ADP, and 5 jails were systematically sampled with probability proportional to size.

In 2008, a sample of 5 privately operated jails was selected based on data reported in the *2007 Deaths in Custody Annual Summary on Inmates under Jail Supervision*. Like 2007, the 41 private facilities on the sampling frame were sorted by region, state, and ADP, and 5 jails were systematically sampled with probability proportional to size.

Other correctional facilities

Three additional censuses of other correctional facilities were drawn to represent—

- all adult jails in Indian country in 2007[7]
- all facilities operated by the U.S. Air Force, U.S. Army, U.S. Navy, and U.S. Marines in the continental United States
- all facilities operated by ICE.

[7]A sample of 15 of the 63 adult jails in Indian country was taken in 2008 rather than a census.

Of the 66 other correctional facilities surveyed in 2007, seven did not respond to the survey:

- Fort Peck Police Department and Adult Detention, MT
- Standing Rock Law Enforcement and Adult Detention, ND
- Turtle Mountain Law Enforcement and Adult Detention, ND
- Laguna Tribal Police and Detention Center, NM
- Eastern Nevada Law Enforcement and Adult Detention, NV
- Sisseton-Wahpeton Law Enforcement and Adult Detention, SD
- ICE—Port Isabel Service Processing Center, TX.

Five of the 74 other correctional facilities surveyed in 2008 did not respond to the survey:

- Navajo Department of Corrections, Tuba City, AZ
- ICE—Krome Service Processing Center, FL
- ICE—LaSalle Detention Facility, LA
- Blackfeet Adult Detention Center, MT
- ICE—Aguadilla Service Processing Center, Puerto Rico.

Two other correctional facilities sampled for the 2007 survey closed prior to data collection:

- ICE—San Pedro Processing Center, CA
- Pine Ridge Police Department and Adult Detention, SD.

One other correctional facility sampled for the 2008 survey closed prior to data collection:

- ICE—San Pedro Processing Center, CA.

Data for each correctional system and sampled facility are displayed in appendix tables 19-30. In each table, a measure of population size has been included to provide a basis for comparing victimization counts.

Reports of sexual victimization

Since BJS first developed uniform definitions of sexual victimization, correctional administrators have significantly enhanced their abilities to report uniform data on sexual victimization. In 2008, administrators in 46 state prison systems were able to report incidents of abusive sexual contacts separately from nonconsensual sexual acts. This was an increase of 4 systems since 2006. One state limited counts of nonconsensual sexual acts to substantiated incidents, and one state limited counts of nonconsensual sexual acts to completed (versus attempted and completed) acts. The majority of state prison systems were able to report data on staff sexual misconduct using survey definitions. Three systems were unable to separate staff sexual harassment from misconduct, and one system did not track incidents of staff sexual harassment in a central database.

Public jail administrators were less likely than prison administrators to report sexual victimization based on the definitions provided. About a quarter of public jail jurisdictions did not record abusive sexual contacts separately from the more serious nonconsensual sexual acts in 2008. This is an improvement over the 2006 SSV, in which a third of public jail jurisdictions did not record this information. Ten public jail jurisdictions did not record allegations of abusive sexual contacts, 12 based counts of nonconsensual sexual acts on completed acts only, and 15 based counts of nonconsensual sexual acts on substantiated allegations only. Finally, 5 public jail jurisdictions did not keep records on allegations of nonconsensual sexual acts.

Published estimates are not adjusted to account for systems and facilities that were unable to meet BJS reporting standards. However, these systems and facilities are footnoted in appendix tables 19-30.

National estimates and accuracy

Survey responses were weighted to produce national estimates by type of correctional facility. Data from the Federal Bureau of Prisons, all state systems, 2008 jails in Indian country, military facilities, and ICE facilities received a weight of 1.00, since these systems and facilities were all selected with certainty.

Among public jails, private jails, private prisons, and 2007 jails in Indian country, facilities were assigned a weight equal to the inverse of their probability of selection. Estimates for responding public jail jurisdictions were adjusted for nonresponse by multiplying each estimate by the ratio of the total ADP in all jurisdictions within the jail's sampling stratum to the ADP among participating jurisdictions within the jail's sampling stratum.

Survey estimates for public jails, private jails, and private prisons are subject to sampling error. The estimated sampling error varies by the size of the estimate and the size of the base population.

Estimated standard errors were calculated using SUDAAN.[8] For summary statistics, the 2007 and 2008 data files were treated separately. For each file, the sampling information was retained by treating each facility-level sample as its own stratum (or multiple strata in the case of the public jail sample), for a total of 10 strata in 2007 and 10 strata in 2008.

The 2007 and 2008 incident report data files were combined and treated as one data file. The sampling information for each year was retained by treating each facility-level sample as its own stratum (or multiple strata in the case of the public jail samples), for a total of 19 strata across both years. A finite population correction was utilized for both summary- and incident-level estimation.

Estimates of the standard errors are included in appendix tables 2, 4, 6, 8, 10, 12, 14, 16, and 18. These standard errors may be used to construct confidence intervals around survey estimates (e.g., numbers, rates, and percentages), as well as differences between these estimates. For example, the 95% confidence interval around the percentage of male victims of inmate-on-inmate sexual victimization is approximately 77% plus or minus 1.96 times 1.2% resulting in a 95% confidence interval of 74.6% to 79.4%.

Tests of statistical significance

To facilitate the analysis, rather than provide the detailed estimates for every standard error, differences in the estimates of sexual victimization for subgroups in these tables have been tested for significance at the 95% level of confidence. For example, the difference in the total number of incidents of sexual victimization in 2005 (6,241 incidents) compared to 2008 (7,444), is statistically significant at the 95% level of confidence (table 1). In all tables providing detailed comparisons, statistical differences at the 95% level of confidence have been designated with two asterisks (**). The comparison group has been designated with one asterisk (*).

Appendix tables

Appendix tables 1-6 have more detailed information on characteristics of inmate-on-inmate incidents. Characteristics of staff-on-inmate sexual victimization are described in table 5 and appendix tables 7-18. Detailed tabulations of the survey results by system and sampled facility are presented in appendix tables 19–30. All appendix tables are available on the BJS website at http://bjs.ojp.usdoj.gov/content/pub/pdf/svraca0708.pdf.

[8]See Research Triangle Institute (2008). *SUDAAN Language Manual Release 10.0.* Research Triangle Park, NC.

APPENDIX TABLE 1

National estimates of the characteristics of victims and perpetrators in substantiated incidents of inmate-on-inmate sexual victimization, by type of facility and incident, 2007–2008

Characteristic	Total percent[a]	Facility type		Incident type	
		Federal and state prisons*	Local jails	Nonconsensual sexual acts*	Abusive sexual contacts
Victim characteristics					
Number of victims					
1	96%	96%	97%**	97%	95%**
2 or more	4	4	3**	3	5**
Sex					
Male	77%	79%	68%**	92%	62%**
Female	23	21	32**	8	38**
Age					
Under 25	37%	35%	44%	42%	33%**
25-39	45	46	38	41	48**
40 or older	18	19	18	17	19
Race/Hispanic origin					
White, Non-Hispanic	73%	75%	69%	73%	73%
Black, Non-Hispanic	17	17	17	15	18
Hispanic	8	5	14**	8	8
Other, Non-Hispanic[b]	3	3	1**	3	2**
Perpetrator characteristics					
Number of perpetrators					
1	88%	91%	86%**	84%	93%**
2 or more	12	9	14**	16	7**
Sex					
Male	82%	81%	80%	93%	70%**
Female	18	19	20	7	30**
Age					
Under 25	26%	17%	38%**	31%	21%**
25-39	44	48	39**	41	47**
40 or older	30	35	23**	29	32
Race/Hispanic origin					
White, Non-Hispanic	42%	46%	33%**	39%	46%
Black, Non-Hispanic	45	44	47	47	44
Hispanic	9	6	16**	9	8
Other, Non-Hispanic[b]	4	4	4	5	3**

*Comparison group.

**Difference with comparison group is significant at the 95% confidence level.

Note: Sex, age, and race/Hispanic origin are reported for at most two victims in multiple-victim incidents and at most two perpetrators in multiple-perpetrator incidents. Excludes victims with unknown sex, age, race, or Hispanic origin.

[a]Includes private prisons and jails, jails in Indian country, and facilities operated by the U.S. military and Immigration and Customs Enforcement (ICE).

[b]Includes American Indians, Alaska Natives, Asians, Native Hawaiians, and Other Pacific Islanders.

APPENDIX TABLE 2

Standard errors for appendix table 1: National estimates of the characteristics of victims and perpetrators in substantiated incidents of inmate-on-inmate sexual victimization, by type of facility and incident, 2007–2008

Characteristic	Total percent	Local jails	Incident type: Nonconsensual sexual acts	Incident type: Abusive sexual contacts
Victim characteristics				
Number of victims				
1	0.1%	0.2%	0.1%	0.2%
2 or more	0.1	0.2	0.1	0.2
Sex				
Male	1.2%	4.2%	0.7%	1.7%
Female	1.2	4.2	0.7	1.7
Age				
Under 25	1.4%	4.5%	2.5%	1.3%
25-39	1.5	4.4	2.8	1.5
40 or older	1.2	4.1	1.1	1.9
Race/Hispanic origin				
White, non-Hispanic	1.0%	3.0%	1.5%	1.2%
Black, non-Hispanic	0.7	2.4	1.0	1.0
Hispanic	0.5	1.6	0.8	0.7
Other, non-Hispanic	0.2	0.1	0.2	0.4
Perpetrator characteristics				
Number of perpetrators				
1	1.5%	2.1%	2.9%	0.7%
2 or more	1.5	2.1	2.9	0.7
Sex				
Male	0.7%	2.2%	0.7%	1.3%
Female	0.7	2.2	0.7	1.3
Age				
Under 25	2.0%	4.7%	3.3%	1.1%
25-39	1.2	2.7	2.1	1.6
40 or older	1.4	4.2	1.5	1.8
Race/Hispanic origin				
White, Non-Hispanic	1.8%	4.6%	2.8%	1.5%
Black, Non-Hispanic	1.8	4.7	2.7	1.7
Hispanic	0.5	1.7	0.8	0.8
Other, Non-Hispanic	0.2	0.9	0.5	0.1

Note: All facilities operated by the Federal Bureau of Prisons and state prison systems were included in the survey and therefore do not have standard errors.

APPENDIX TABLE 3

National estimates of the circumstances surrounding substantiated incidents of inmate-on-inmate sexual victimization, by type of facility and incident, 2007–2008

Circumstance	Total percent[a]	Facility type		Incident type	
		Federal and state prisons*	Local jails	Nonconsensual sexual acts*	Abusive sexual contacts
Type of pressure or force[b]					
None	31%	33%	32%	14%	48%**
Force/threat of force[c]	46	43	47	66	26**
Persuasion or talked into it	15	17	10**	20	9**
Other[d]	21	20	23	20	21
Victim injured					
No	82%	83%	85%	72%	92%**
Yes	18	17	15	28	8**
Where occurred[b]					
In victim's cell/room	47%	49%	42%**	57%	37%**
In a dormitory	12	10	19	11	13
In a common area	23	23	26	16	29**
In a program service area	10	11	8	4	16**
Other areas[e]	15	13	14	17	13
Time of day[b]					
6 a.m. to noon	20%	22%	15%**	17%	22%**
Noon to 6 p.m.	30	34	23**	24	36**
6 p.m. to midnight	42	41	42	44	40
Midnight to 6 a.m.	22	19	29**	32	12**
Who reported the incident[b]					
Victim	70%	66%	77%**	71%	68%
Another inmate	13	13	12	14	11
Correctional officer	21	23	16**	19	22
Other[f]	7	6	9	7	6

*Comparison group.

**Difference with comparison group is significant at the 95% confidence level.

[a]Includes private prisons and jails, jails in Indian country, and facilities operated by the U.S. military and Immigration and Customs Enforcement (ICE).

[b]Detail sums to more than 100% because multiple responses were allowed for this item.

[c]Includes "threatened with physical harm," "physically held down or restrained in some way," "physically harmed or injured," and "threatened with a weapon."

[d]Includes "bribery or blackmail," "gave victim drugs or alcohol," "offered protection from other inmates," and "other."

[e]Includes "in the perpetrator's cell/room," "in a temporary holding cell within the facility," "outside the facility," "while in transit," and "other."

[f]Includes "family of victim," "administrative staff," "medical/healthcare staff," "instructor/teacher," "counselor," "chaplain or other religious official," and "other."

APPENDIX TABLE 4

Standard errors for appendix table 3: National estimates of the circumstances surrounding substantiated incidents of inmate-on-inmate sexual victimization, by type of facility and incident, 2007–2008

			Incident type	
Circumstance	Total percent	Local jails	Nonconsensual sexual acts	Abusive sexual contacts
Type of pressure or force				
None	1.4%	4.6%	1.1%	1.7%
Force/threat of force	1.6	4.8	2.5	1.2
Persuasion or talked into it	0.5	1.5	1.2	0.4
Other	1.4	4.9	2.5	1.1
Victim injured				
No	1.5%	1.9%	2.7%	0.5%
Yes	1.5	1.9	2.7	0.5
Where occurred				
In victim's cell/room	1.3%	3.4%	2.8%	1.4%
In a dormitory	1.3	4.5	2.4	1.0
In a common area	1.3	4.6	2.4	1.2
In a program service area	1.1	4.1	0.2	2.0
Other areas	1.5	1.9	2.9	0.9
Time of day				
6 a.m. to noon	0.8%	2.5%	1.2%	1.2%
Noon to 6 p.m.	1.0	2.7	1.5	1.4
6 p.m. to midnight	1.7	5.0	3.0	1.8
Midnight to 6 a.m.	1.5	5.0	2.6	0.9
Who reported the incident				
Victim	1.0%	2.6%	1.6%	1.3%
Another inmate	0.7	2.1	1.1	0.9
Correctional officer	0.8	2.0	1.4	1.0
Other	0.5	1.9	0.7	0.8

Note: All facilities operated by the Federal Bureau of Prisons and state prison systems were included in the survey and therefore do not have standard errors.

APPENDIX TABLE 5

National estimates of the sanctions imposed on perpetrators of substantiated incidents of inmate-on-inmate sexual victimization, by type of facility and incident, 2007–2008

		Facility type		Incident type	
Sanction	Total percent[a]	Federal and state prisons*	Local jails	Nonconsensual sexual acts*	Abusive sexual contacts
Solitary/disciplinary	72%	77%	67%**	69%	76%**
Legal action[b]	32	26	51**	41	23**
Arrested	9	3	22**	10	8
Referred for prosecution	27	25	34**	36	17**
Confined to own cell/room	12	14	10**	11	13
Placed in higher custody within same facility	27	22	33**	32	21**
Loss of privileges	23	25	22	22	23
Transferred to another facility	22	23	9**	27	17**
Loss of good time/increase in bad time	17	22	6**	18	17
Other[c]	14	15	12**	13	15**

*Comparison group.

**Difference with comparison group is significant at the 95% confidence level.

Note: Detail sums to more than 100% because multiple responses were allowed for this item.

[a] Includes private prisons and jails, jails in Indian country, and facilities operated by the U.S. military and Immigration and Customs Enforcement (ICE).

[b] Includes "given new sentence."

[c] Includes "given extra work" and "other."

APPENDIX TABLE 6

Standard errors for appendix table 5: National estimates of the sanctions imposed on perpetrators of substantiated incidents of inmate-on-inmate sexual victimization, by type of facility and incident, 2007–2008

			Incident type	
Sanction	Total percent	Local jails	Nonconsensual sexual acts	Abusive sexual contacts
Solitary/disciplinary	1.9%	4.4%	3.4%	1.0%
Legal action	1.5	4.5	2.6	2.0
Arrested	1.2	4.3	1.1	2.2
Referred for prosecution	1.4	4.3	2.5	1.0
Confined to own cell/room	0.6	1.8	0.8	0.9
Placed in higher custody within same facility	1.6	2.0	3.1	1.9
Loss of privileges	1.3	4.3	2.2	1.1
Transferred to another facility	1.9	3.9	2.9	1.9
Loss of good time/increase in bad time	0.6	1.1	1.2	0.4
Other	0.4	1.1	0.9	0.4

Note: All facilities operated by the Federal Bureau of Prisons and state prison systems were included in the survey and therefore do not have standard errors.

APPENDIX TABLE 7

National estimates of the characteristics of substantiated incidents of staff sexual misconduct and harassment, by type of facility and incident, 2007–2008

Characteristic	Total percent[a]	Facility type: Federal and state prisons*	Facility type: Local jails
Nature of the incident[b]			
Sexual relationship that "appeared to be willing"	62%	68%	45%**
Sexual harassment or repeated verbal statements of a sexual nature	18	19	20
Unwanted touching	8	7	9
Indecent exposure, invasion of privacy, or voyeurism for sexual gratification	4	3	5
Pressure or abuse of power resulting in a nonconsensual act	6	7	5
Physical force resulting in a sexual act	1	1	2**
Other	10	7	19**
Unknown level of coercion	3	3	3
Number of staff involved			
1	96%	98%	95%
2 or more	4	2	5
Number of victims			
1	91%	92%	91%
2 or more	9	8	9

*Comparison group.

**Difference with comparison group is significant at the 95% confidence level.

[a]Includes private prisons and jails, jails in Indian country, and facilities operated by the U.S. military and Immigration and Customs Enforcement (ICE).

[b]Detail sums to more than 100% because multiple responses were allowed for this item.

APPENDIX TABLE 8

Standard errors for appendix table 7: National estimates of the characteristics of substantiated incidents of staff sexual misconduct and harassment, by type of facility and incident, 2007–2008

Characteristic	Total percent	Local jails
Nature of the incident		
Sexual relationship that "appeared to be willing"	2.7%	7.8%
Sexual harassment or repeated verbal statements of a sexual nature	2.2	7.1
Unwanted touching	1.3	4.3
Indecent exposure, invasion of privacy or voyeurism for sexual gratification	0.6	1.6
Pressure or abuse of power resulting in a nonconsensual act	0.4	1.1
Physical force resulting in a sexual act	^	0.2
Other	1.6	5.7
Unknown level of coercion	0.4	1.2
Number of staff involved		
1	1.3%	2.0%
2 or more	1.3	2.0
Number of victims		
1	1.2%	1.9%
2 or more	1.2	1.9

^Less than 0.05.

Note: All facilities operated by the Federal Bureau of Prisons and state prison systems were included in the survey and therefore do not have standard errors.

APPENDIX TABLE 9

National estimates of circumstances surrounding substantiated incidents of staff sexual misconduct and harassment, by type of facility and incident, 2007–2008

Circumstance	Total percent[a]	Facility type: Federal and state prisons*	Facility type: Local jails	Incident type: Staff sexual misconduct*	Incident type: Staff sexual harassment
Who reported the incident					
Victim	31%	27%	43%**	26%	58%**
Another inmate (non-victim)	22	23	22	23	13**
Family of victim	28	31	22	29	21**
Correctional officer/front line staff	7	7	3**	8	2**
Anonymous	4	5	4	4	3
Discovered during unrelated investigation	4	2	2	4	2**
Other	14	14	12	15	8**
Where occurred					
In victim's cell/room	17%	13%	26%**	17%	16%
In a dormitory	10	9	11	9	14**
In a common area	10	11	10	9	14**
In a program service area	38	46	14**	37	41
Outside the facility	12	12	15	13	9
Staff area	10	11	5**	11	6**
Other	17	13	28	18	10**
Time of day					
6 a.m. to noon	36%	45%	21%**	36%	38%
Noon to 6 p.m.	45	51	36**	45	45
6 p.m. to midnight	40	35	51**	41	29**
Midnight to 6 a.m.	23	19	28	24	16

*Comparison group.

**Difference with comparison group is significant at the 95% confidence level.

Note: Detail sums to more than 100% because multiple responses were allowed for each item.

[a]Includes private prisons and jails, jails in Indian country, and facilities operated by the U.S. military and Immigration and Customs Enforcement (ICE).

APPENDIX TABLE 10

Standard errors for appendix table 9: National estimates of the circumstances surrounding substantiated incidents of staff sexual misconduct and harassment, by type of facility and incident, 2007–2008

Circumstance	Total percent	Local jails	Incident type: Staff sexual misconduct	Incident type: Staff sexual harassment
Who reported the incident				
Victim	2.7%	7.7%	3.2%	2.6%
Another inmate (non-victim)	1.8	5.8	2.0	1.9
Family of victim	2.0	6.0	2.3	2.0
Correctional officer/front line staff	1.2	0.9	1.4	0.1
Anonymous	0.5	1.8	0.5	2.0
Discovered during unrelated investigation	0.6	1.0	0.7	0.1
Other	1.7	4.1	1.9	1.3
Where occurred				
In victim's cell/room	1.8%	6.2%	2.1%	1.9%
In a dormitory	1.4	4.5	1.6	1.3
In a common area	1.3	4.4	1.5	1.7
In a program service area	1.7	2.4	1.9	2.2
Outside the facility	1.4	4.6	1.5	2.6
Staff area	0.8	1.5	0.9	0.3
Other	2.7	8.3	3.1	1.9
Time of day				
6 a.m. to noon	1.4%	3.4%	1.6%	2.1%
Noon to 6 p.m.	1.8	5.8	2.1	2.7
6 p.m. to midnight	2.2	6.8	2.5	2.7
Midnight to 6 a.m.	2.2	6.7	2.6	2.8

Note: All facilities operated by the Federal Bureau of Prisons and state prison systems were included in the survey and therefore do not have standard errors.

APPENDIX TABLE 11

National estimates of the characteristics of victims of staff sexual misconduct and harassment, by type of facility and incident, 2007–2008

		Facility type		Incident type	
Characteristic	Total percent[a]	Federal and state prisons*	Local jails	Staff sexual misconduct*	Staff sexual harassment
Sex					
Male	63%	68%	44%**	65%	50%**
Female	37	32	56**	35	50**
Age					
Under 18	^%	^%	0%**	^%	0%**
18-24	19	13	29**	20	19
25-29	26	24	30	27	24
30-34	25	24	27	27	16**
35-39	16	20	8**	15	21**
40-44	9	12	4**	8	14**
45 or older	4	5	2**	3	7**
Race/Hispanic origin[b]					
White, non-Hispanic	55%	55%	68%**	53%	63%**
Black, non-Hispanic	33	34	27	35	26**
Hispanic	10	8	8	11	8
Other[c]	3	3	1**	3	3

*Comparison group.

**Difference with comparison group is significant at the 95% confidence level.

^Less than 0.5.

Note: Sex, age, and race/Hispanic origin are reported for at most two victims in multiple-victim incidents. Excludes victims with unknown sex, age, and/or race/Hispanic origin.

[a]Includes private prisons and jails, jails in Indian country, and facilities operated by the U.S. military and Immigration and Customs Enforcement (ICE).

[b]Detail sums to more than 100% because multiple responses were allowed for this item.

[c]Includes American Indians, Alaska Natives, Asians, Native Hawaiians, and Other Pacific Islanders.

APPENDIX TABLE 12

Standard errors for appendix table 11: National estimates of the characteristics of victims of staff sexual misconduct and harassment, by type of facility and incident, 2007–2008

			Incident type	
Characteristic	Total percent	Local jails	Staff sexual misconduct	Staff sexual harassment
Sex				
Male	2.4%	7.0%	2.8%	2.3%
Female	2.4	7.0	2.8	2.3
Age				
Under 18	0.2%	0.0%	0.2%	0.0%
18-24	2.5	7.5	2.9	2.5
25-29	1.9	5.8	2.2	2.1
30-34	2.1	6.6	2.5	0.9
35-39	0.8	1.6	0.9	1.8
40-44	0.4	0.9	0.5	0.6
45 or older	0.3	0.8	0.2	1.5
Race/Hispanic origin				
White, non-Hispanic	2.0%	5.2%	2.4%	1.9%
Black, non-Hispanic	1.8	4.8	2.1	1.2
Hispanic	1.1	1.9	1.3	1.8
Other	0.2	0.1	0.3	0.1

Note: All facilities operated by the Federal Bureau of Prisons and state prison systems were included in the survey and therefore do not have standard errors.

APPENDIX TABLE 13
National estimates of the characteristics of staff involved in staff sexual misconduct and harassment, by type of facility and incident, 2007-2008

Characteristic	Total percent[a]	Facility type: Federal and state prisons*	Facility type: Local jails	Incident type: Staff sexual misconduct*	Incident type: Staff sexual harassment
Sex					
Male	44%	39%	63%**	39%	79%**
Female	56	61	37**	61	21**
Age					
24 or younger	8%	6%	7%	8%	3%**
25-29	19	17	25	20	13**
30-34	15	17	10**	15	15
35-39	18	17	23	18	17
40-44	14	14	12	15	10**
45-54	21	21	22	19	28**
55 or older	5	7	2**	4	13**
Race/Hispanic origin					
White, non-Hispanic	63%	68%	55%	62%	69%
Black, non-Hispanic	24	20	29	26	13**
Hispanic	9	6	16	9	12
Other[b]	4	6	0**	3	6**

*Comparison group.

**Difference with comparison group is significant at the 95% confidence level.

Note: Sex, age, and race/Hispanic origin are reported for at most two perpetrators in multiple-perpetrator incidents. Excludes perpetrators with unknown sex, age, and/or race/Hispanic origin.

[a]Includes private prisons and jails, jails in Indian country, and facilities operated by the U.S. military and Immigration and Customs Enforcement (ICE).

[b]Includes American Indians, Alaska Natives, Asians, Native Hawaiians, and Other Pacific Islanders.

APPENDIX TABLE 14
Standard errors for appendix table 13: National estimates of the characteristics of staff involved in staff sexual misconduct and harassment, by type of facility and incident, 2007–2008

Characteristic	Total percent	Local jails	Incident type: Staff sexual misconduct	Incident type: Staff sexual harassment
Sex				
Male	2.4%	6.4%	2.9%	2.1%
Female	2.4	6.4	2.9	2.1
Age				
24 or younger	1.4%	4.0%	1.6%	0.2%
25-29	2.1	6.1	2.5	2.6
30-34	1.4	2.3	1.6	2.0
35-39	1.3	4.4	1.5	1.7
40-44	1.8	4.1	2.1	0.5
45-54	2.4	7.8	2.8	3.1
55 or older	0.2	0.4	0.2	1.0
Race/Hispanic origin				
White, non-Hispanic	2.7%	7.8%	3.1%	2.8%
Black, non-Hispanic	2.3	6.6	2.7	0.7
Hispanic	2.3	7.2	2.7	3.1
Other	0.1	0.0	0.1	0.3

Note: All facilities operated by the Federal Bureau of Prisons and state prison systems were included in the survey and therefore do not have standard errors.

APPENDIX TABLE 15

National estimates of the type and position of staff involved in staff sexual misconduct and harassment, by type of facility and incident, 2007–2008

		Facility type		Incident type	
Characteristic	Total percent[a]	Federal and state prisons*	Local jails	Staff sexual misconduct*	Staff sexual harassment
Type of staff involved					
Full/part-time employee	86%	83%	93%**	86%	87%
Contract employee/vendor	13	16	5**	13	9**
Volunteer/intern	1	1	1	^	3
Other	2	1	1	2	2
Position of staff involved					
Administrator	2%	1%	5%	2%	4%
Correctional officer	65	55	82**	66	61
Clerical	2	3	2	3	0**
Maintenance or other facility support	13	17	6**	13	18**
Medical or other health care	10	12	4**	10	7**
Education staff	3	4	0**	2	4**
Other program staff	3	5	1**	3	5**
Other	4	5	3**	3	9**

*Comparison group.

**Difference with comparison group is significant at the 95% confidence level.

^Less than 0.5.

Note: Detail sums to more than 100% because multiple responses were allowed for each item.

[a]Includes private prisons and jails, jails in Indian country, and facilities operated by the U.S. military and Immigration Customs Enforcement (ICE).

APPENDIX TABLE 16

Standard errors for appendix table 15: National estimates of the type and position of staff involved in staff sexual misconduct and harassment, by type of facility and incident, 2007–2008

			Incident type	
Characteristic	Total percent	Local jails	Staff sexual misconduct	Staff sexual harassment
Type of staff involved				
Full/part-time employee	0.7%	1.4%	0.7%	2.4%
Contract employee/vendor	0.6	1.0	0.7	1.7
Volunteer/intern	0.3	1.0	0.0	2.0
Other	0.1	0.1	0.1	0.1
Position of staff involved				
Administrator	1.1%	3.8%	1.3%	1.7%
Correctional officer	1.8	4.5	2.0	2.4
Clerical	0.3	0.9	0.3	0.0
Maintenance or other facility support	0.6	1.4	0.6	1.7
Medical or other health care	0.5	1.0	0.6	0.4
Education staff	0.1	0.0	0.1	0.2
Other program staff	0.2	0.1	0.2	0.2
Other	0.3	1.0	0.1	1.9

Note: All facilities operated by the Federal Bureau of Prisons and state prison systems were included in the survey and therefore do not have standard errors.

APPENDIX TABLE 17

National estimates of the impact on inmate and staff in substantiated incidents of staff sexual misconduct and harassment, by type of facility and incident, 2007–2008

		Facility type		Incident type	
Impact	Total percent[a]	Federal and state prisons*	Local jails	Staff sexual misconduct*	Staff sexual harassment
Victim injured					
No	100%	99%	100%**	100%	99%**
Yes	^	1	0**	^	1**
Medical follow-up for victim[b]					
Given medical examination	10%	11%	4%**	12%	1%**
Administered rape kit	1	2	^**	2	0**
Tested for HIV/AIDS	2	3	2	3	0**
Tested for other STDs	2	3	2	3	0**
Provided counseling or mental health treatment	15	20	5**	17	5**
None of the above	80	74	94**	77	95**
Change in housing/custody for victim[b]					
Placed in administrative segregation or protective custody	25%	24%	14%**	28%	4%**
Placed in medical unit, ward, or hospital	1	1	1	1	0**
Confined to own cell/room	2	1	^**	2	0**
Given higher level of custody in facility	2	2	0**	2	0**
Transferred to another facility	19	20	22	22	3**
Other	10	14	6**	10	9**
None of the above	51	49	65**	46	85**
Sanction imposed on staff[b]					
Legal action	45%	44%	42%	51%	9%**
Arrested	20	13	30**	23	2**
Referred for prosecution	37	41	31	42	7**
Convicted/charged/indicted	3	3	2	3	0**
Loss of job	79	78	88**	85	44**
Discharged	37	31	50**	40	23**
Staff resigned (prior to investigation)	30	34	28	32	16**
Staff resigned (after investigation)	13	15	10	14	6**
Other sanction	21	26	14**	15	60**
Reprimanded/disciplined	12	12	13	6	43**
Other[c]	12	17	4**	10	24**

*Comparison group.

**Difference with comparison group is significant at the 95% confidence level.

^Less than 0.5.

[a]Includes private prisons and jails, jails in Indian country, and facilities operated by the U.S. military and Immigration Customs Enforcement (ICE).

[b]Detail sums to more than 100% because multiple responses were allowed.

[c]Includes "demoted/diminished responsibilities," "transferred to another facility," and "other."

APPENDIX TABLE 18

Standard errors for appendix table 17: National estimates of the impact on inmate and staff in substantiated incidents of staff sexual misconduct and harassment, by type of facility and incident, 2007–2008

Impact	Total percent	Local jails	Incident type: Staff sexual misconduct	Incident type: Staff sexual harassment
Victim injured				
No	^%	0.0%	^%	^%
Yes	^	0.0	^	^
Medical follow-up for victim				
Given medical examination	1.2%	1.0%	1.4%	0.0%
Administered rape kit	0.1	^	0.1	0.0
Tested for HIV/AIDS	0.3	0.9	0.3	0.0
Tested for other STDs	0.3	0.9	0.3	0.0
Provided counseling or mental health treatment	0.6	1.0	0.8	1.3
None of the above	1.3	1.1	1.5	1.2
Change in housing/custody for victim				
Placed in administrative segregation or protective custody	1.9%	5.0%	2.1%	0.2%
Placed in medical unit, ward, or hospital	^	0.1	^	0.0
Confined to own cell/room	0.4	^	0.4	0.0
Given higher level of custody in facility	0.1	0.0	0.1	0.0
Transferred to another facility	2.0	6.7	2.4	0.2
Other	0.4	0.6	0.4	0.4
None of the above	2.3	6.9	2.7	0.7
Sanction imposed on staff				
Legal action	2.5%	7.6%	2.9%	0.4%
Arrested	2.5	7.2	2.9	0.1
Referred for prosecution	2.3	7.2	2.8	0.4
Convicted/charged/indicted	0.3	0.9	0.4	0.0
Loss of job	1.5	2.4	1.8	2.6
Discharged	2.7	7.9	3.0	2.8
Staff resigned (prior to investigation)	2.2	6.9	2.5	1.9
Staff resigned (after investigation)	1.3	4.0	1.5	0.3
Other sanction	1.4	4.6	1.6	2.7
Reprimanded/disciplined	1.4	4.6	1.6	2.4
Other	0.5	0.9	0.5	1.5

^Less than 0.5.

Note: All facilities operated by the Federal Bureau of Prisons and state prison systems were included in the survey and therefore do not have standard errors.

APPENDIX TABLE 19

Allegations of inmate-on-inmate sexual victimization reported by federal and state prison authorities, by year and type of victimization, 2007–2008

		2008				2007			
		Reported inmate-on-inmate nonconsensual sexual acts		Reported inmate-on-inmate abusive sexual contacts		Reported inmate-on-inmate nonconsensual sexual acts		Reported inmate-on-inmate abusive sexual contacts	
Jurisdiction	Prisoners in custody, 6/30/2008[a]	Allegations	Substantiated	Allegations	Substantiated	Allegations	Substantiated	Allegations	Substantiated
Total	1,405,074	1,577	136	1,105	193	1,683	168	907	154
Federal	165,690	74	1	30	2	19	0	9	0
State									
Alabama[b]	24,861	47	1	4	0	11	0	/	/
Alaska[b,c]	3,796	0	0	/	/	0	0	/	/
Arizona	31,345	58	1	19	1	63	0	26	1
Arkansas	13,235	5	2	11	5	13	5	10	4
California	169,532	113	4	31	7	117	6	12	2
Colorado	17,720	31	7	13	2	50	13	34	6
Connecticut	20,590	27	2	22	0	22	2	16	0
Delaware	7,200	1	0	0	0	4	0	2	0
Florida	89,102	148	0	31	0	171	0	31	0
Georgia[b,c]	48,870	68	0	/	/	70	1	/	/
Hawaii[c]	3,398	6	1	/	/	1	1	0	0
Idaho	5,387	2	2	3	2	1	1	5	5
Illinois	45,548	17	2	2	0	29	2	7	1
Indiana	23,762	25	2	13	0	19	1	11	1
Iowa	8,740	26	7	58	16	31	10	58	16
Kansas	8,653	31	1	21	3	28	1	18	2
Kentucky	12,846	15	5	7	1	10	3	6	0
Louisiana	20,929	39	8	14	1	21	1	4	0
Maine	2,163	1	1	4	4	1	0	5	4
Maryland[c]	22,956	21	1	/	/	17	1	0	0
Massachusetts	11,346	23	12	32	16	18	8	21	5
Michigan[d]	50,482	22	7	30	18	21	3	29	22
Minnesota	7,820	23	1	2	0	17	0	9	2
Mississippi[b,e]	12,899	5	0	0	0	7	0	/	/
Missouri	30,004	45	2	11	2	37	3	14	5
Montana	1,629	36	4	8	6	18	6	5	1
Nebraska	4,478	5	0	9	4	5	1	10	2
Nevada	13,006	16	1	15	3	34	0	10	0
New Hampshire[b]	2,890	7	0	2	0	29	0	/	/
New Jersey	22,605	5	0	8	1	13	1	2	0
New Mexico	3,446	4	0	1	0	0	0	0	0
New York	62,019	23	1	18	3	37	6	24	7
North Carolina	39,326	58	5	35	7	38	13	47	3
North Dakota	1,425	0	0	3	1	3	1	3	3
Ohio	48,230	64	16	22	9	67	12	25	15
Oklahoma	18,034	28	0	9	2	46	3	1	0
Oregon	13,499	17	0	7	2	20	4	2	0
Pennsylvania	44,957	33	8	23	4	42	6	9	2
Rhode Island	3,890	6	2	8	7	3	0	7	4
South Carolina[f]	24,492	2	2	1	1	0	0	0	0
South Dakota	3,320	5	0	4	1	5	1	7	2
Tennessee	14,357	20	0	9	4	35	3	6	1
Texas	140,054	210	2	416	4	261	3	327	3
Utah	5,153	15	3	24	3	8	3	27	0
Vermont	1,579	20	7	39	29	20	6	27	17

APPENDIX TABLE 19 (continued)

Allegations of inmate-on-inmate sexual victimization reported by federal and state prison authorities, by year and type of victimization, 2007–2008

		2008				2007			
		Reported inmate-on-inmate nonconsensual sexual acts		Reported inmate-on-inmate abusive sexual contacts		Reported inmate-on-inmate nonconsensual sexual acts		Reported inmate-on-inmate abusive sexual contacts	
Jurisdiction	Prisoners in custody, 6/30/2008[a]	Allegations	Substantiated	Allegations	Substantiated	Allegations	Substantiated	Allegations	Substantiated
State (continued)									
Virginia	32,195	38	2	15	4	25	3	1	1
Washington	17,055	45	10	17	4	110	22	14	6
West Virginia	4,959	2	1	7	4	2	2	0	0
Wisconsin	22,378	36	0	43	10	51	5	23	9
Wyoming	1,224	9	2	4	0	13	5	3	2

/Not reported.

[a]Excludes inmates in privately-operated facilities and facilities operated and administered by local governments. Counts were based on National Prisoners Statistics (NPS-1A), 2008.

[b]Allegations of abusive sexual contacts could not be counted separately from allegations of nonconsensual sexual acts in 2007.

[c]Allegations of abusive sexual contacts could not be counted separately from allegations of nonconsensual sexual acts in 2008.

[d]Counts of nonconsensual sexual acts limited to completed acts only in 2008.

[e]Counts of nonconsensual sexual acts limited to completed acts only in 2007.

[f]Counts of nonconsensual sexual acts limited to substantiated incidents only in 2007 and 2008.

APPENDIX TABLE 20

Allegations of staff-on-inmate sexual victimization reported by federal and state prison authorities, by year and type of victimization, 2007–2008

	2008				2007			
	Reported allegations of staff sexual misconduct with inmates		Reported allegations of staff sexual harassment of inmates		Reported allegations of staff sexual misconduct with inmates		Reported allegations of staff sexual harassment of inmates	
Jurisdiction	Allegations	Substantiated	Allegations	Substantiated	Allegations	Substantiated	Allegations	Substantiated
Total	1,818	233	1,062	48	1,643	221	1,016	41
Federal	161	10	103	8	182	8	99	6
State								
Alabama	23	2	4	0	5	1	3	1
Alaska[a,b]	0	0	/	/	0	0	/	/
Arizona	61	7	3	3	50	7	0	0
Arkansas	20	6	17	0	8	4	27	3
California	28	1	0	0	17	1	14	0
Colorado	14	1	2	2	32	13	5	0
Connecticut	1	0	2	0	2	0	1	0
Delaware	8	1	0	0	0	0	1	0
Florida	150	1	210	1	130	2	191	2
Georgia	78	3	29	0	85	3	0	0
Hawaii	0	0	1	0	3	0	1	0
Idaho	5	5	0	0	3	1	0	0
Illinois	26	4	0	0	29	8	0	0
Indiana	37	6	7	1	14	5	4	0
Iowa	49	8	19	4	53	11	23	4
Kansas	37	7	16	3	22	5	8	2
Kentucky	8	4	0	0	15	9	0	0
Louisiana	47	2	117	0	55	4	37	0
Maine	6	6	0	0	1	0	0	0
Maryland[b]	19	0	/	/	27	1	0	0
Massachusetts	28	5	8	0	68	4	6	0
Michigan	34	1	321	7	20	2	429	6
Minnesota	12	1	1	0	7	0	0	0
Mississippi[a]	1	1	0	0	5	0	/	/
Missouri	55	11	11	1	69	10	11	1
Montana	18	2	5	0	9	2	0	0
Nebraska	14	0	12	0	18	1	10	1
Nevada	20	3	10	1	8	0	4	0
New Hampshire	1	0	1	0	4	0	0	0
New Jersey	8	2	2	0	2	1	1	0
New Mexico	3	0	0	0	1	0	0	0
New York	224	13	39	5	161	8	51	3
North Carolina	101	19	38	0	58	11	16	1
North Dakota	2	0	0	0	0	0	0	0
Ohio	50	7	4	0	67	15	9	0
Oklahoma	29	12	5	0	24	6	3	1
Oregon	17	1	4	1	17	3	1	1
Pennsylvania	46	5	33	0	30	9	15	2
Rhode Island[a,b]	7	1	/	/	5	1	/	/
South Carolina	5	5	0	0	2	2	0	0
South Dakota	4	1	0	0	4	0	0	0
Tennessee	18	9	1	0	13	7	8	1
Texas[c]	129	4	/	/	123	8	/	/
Utah	5	1	0	0	5	0	1	0
Vermont	23	8	12	5	24	6	9	4

APPENDIX TABLE 20 (continued)
Allegations of staff-on-inmate sexual victimization reported by federal and state prison authorities, by year and type of victimization, 2007–2008

	2008				2007			
	Reported allegations of staff sexual misconduct with inmates		Reported allegations of staff sexual harassment of inmates		Reported allegations of staff sexual misconduct with inmates		Reported allegations of staff sexual harassment of inmates	
Jurisdiction	Allegations	Substantiated	Allegations	Substantiated	Allegations	Substantiated	Allegations	Substantiated
State (continued)								
Virginia	30	7	1	0	33	10	2	0
Washington	93	21	9	1	51	13	6	0
West Virginia	13	12	2	2	12	11	0	0
Wisconsin	48	6	12	2	66	4	19	1
Wyoming	2	1	1	1	4	4	1	1

/Not reported.

[a]Allegations of staff sexual harassment could not be counted separately from allegations of staff sexual misconduct in 2007.

[b]Allegations of staff sexual harassment could not be counted separately from allegations of staff sexual misconduct in 2008.

[c]Jurisdiction did not record allegations of staff sexual harassment in 2007 and 2008.

APPENDIX TABLE 21
Allegations of inmate-on-inmate sexual violence reported by local jail authorities, by year and type of violence, 2007–2008

Jurisdiction and facility	2008					2007				
	Average daily population	Reported inmate-on-inmate nonconsensual sexual acts		Reported inmate-on-inmate abusive sexual contacts		Average daily population	Reported inmate-on-inmate nonconsensual sexual acts		Reported inmate-on-inmate abusive sexual contacts	
		Allegations	Substantiated	Allegations	Substantiated		Allegations	Substantiated	Allegations	Substantiated
Total	/	517	44	196	49	/	455	71	178	45
Alabama										
Calhoun Co.[a,b]	343	0	0	/	/	400	1	1	/	/
Etowah Co. Det. Ctr.[b]	812	3	1	/	/	~	~	~	~	~
Jefferson Co.[b]	1,099	2	0	0	0	1,212	5	1	0	0
Morgan Co. & Annex	~	~	~	~	~	270	0	0	1	0
Arizona										
Maricopa Co.[a]	9,249	6	3	6	3	9,241	15	7	/	/
Pima Co. Adult Det. Ctr.	1,921	0	0	1	0	1,891	0	0	0	0
Arkansas										
Craighead Co. Det. Ctr.	311	1	1	0	0	~	~	~	~	~
Faulkner Co. Det. Ctr.[c,d,e]	373	1	0	0	0	325	0	0	0	0
Sebastian Co. Adult Det. Ctr.	~	~	~	~	~	381	1	0	0	0
California										
Alameda Co.	4,431	6	1	1	1	4,278	4	0	0	0
Contra Costa Co.[a]	1,612	1	0	0	0	1,600	0	0	/	/
Fresno Co.[a]	2,961	1	1	1	1	2,861	2	1	/	/
Kern Co.	2,260	0	0	1	1	2,392	1	0	0	0
Los Angeles Co. - Custody Support Svs.[a,b]	19,569	13	1	/	/	19,374	12	12	/	/
Madera Co.[c]	350	2	0	0	0	~	~	~	~	~
Orange Co.[b]	6,178	1	0	/	/	6,360	0	0	0	0
Riverside Co.	3,481	3	0	2	0	3,521	3	3	1	1
Sacramento Co.	4,575	1	1	1	1	2,139	2	2	0	0
San Diego Co.	5,184	1	0	1	1	5,072	0	0	3	2
San Francisco City & Co.[a]	2,086	2	0	2	0	2,011	8	0	/	/
San Joaquin Co.[a]	1,500	2	0	1	0	1,566	0	0	/	/
San Mateo Co.[a]	1,125	0	0	0	0	1,198	2	0	/	/
Santa Clara Co.[a]	4,610	6	2	0	0	4,640	4	2	/	/
Solano Co.[b]	937	1	0	/	/	1,065	0	0	0	0
Sonoma Co.	1,027	0	0	3	3	1,056	0	0	0	0
Stanislaus Co.	1,339	0	0	0	0	1,368	1	0	0	0
Tulare Co.	1,529	0	0	0	0	1,527	0	0	1	1
Ventura Co.	835	1	1	0	0	850	0	0	1	1
Colorado										
Arapahoe Co.	1,171	2	1	2	0	1,352	7	4	2	2
Denver Co.[b,f]	2,281	4	2	/	/	2,395	20	2	/	/
El Paso Co.	1,538	0	0	3	3	1,522	0	0	1	1
Jefferson Co.[f]	1,182	0	0	0	0	1,302	3	1	/	/
Larimer Co. Det. Ctr.	463	0	0	1	0	537	0	0	0	0
Mesa Co. Det. Fac.[b]	347	1	0	/	/	368	0	0	0	0
Weld Co.	690	0	0	5	1	~	~	~	~	~
Florida										
Alachua Co.[b]	910	1	0	/	/	1,079	0	0	0	0
Brevard Co. Det. Ctr.	1,812	1	1	3	1	1,797	4	0	5	0
Broward Co.	5,364	1	0	0	0	5,305	0	0	2	0
Collier Co.	1,138	0	0	0	0	1,224	2	0	0	0
Escambia Co.	1,812	0	0	2	0	1,881	1	0	1	0
Hillsborough Co.[a,b]	3,847	4	0	/	/	4,015	2	1	/	/
Jacksonville City	3,727	8	1	6	0	3,629	8	3	5	0
Leon Co. Det. Fac.	1,132	1	0	0	0	1,153	0	0	0	0
Manatee Co.	1,294	3	0	0	0	1,423	19	0	0	0
Marion Co.	1,832	0	0	0	0	2,007	1	0	1	0
Miami-Dade Co. Corr. & Rehab.	7,013	14	0	2	0	6,975	5	0	1	0
Okeechobee Co.	263	1	0	0	0	~	~	~	~	~
Orange Co.	4,454	4	2	2	1	4,096	0	0	0	0

APPENDIX TABLE 21 (continued)

Allegations of inmate-on-inmate sexual violence reported by local jail authorities, by year and type of violence, 2007-2008

Jurisdiction and facility	2008					2007				
	Average daily population	Reported inmate-on-inmate nonconsensual sexual acts		Reported inmate-on-inmate abusive sexual contacts		Average daily population	Reported inmate-on-inmate nonconsensual sexual acts		Reported inmate-on-inmate abusive sexual contacts	
		Allegations	Substantiated	Allegations	Substantiated		Allegations	Substantiated	Allegations	Substantiated
Florida (continued)										
Palm Beach Co.[b]	2,980	5	0	/	/	2,555	2	0	0	0
Pasco Co.	1,277	1	0	0	0	1,271	1	0	0	0
Pinellas Co.[f]	3,368	3	1	0	0	3,593	8	0	/	/
Polk Co.	2,374	1	0	2	0	2,466	14	0	3	0
Sarasota Co.[b,d,g]	1,019	1	0	/	/	1,045	0	0	0	0
Seminole Co. Corr. Fac.	1,003	3	0	0	0	~	~	~	~	~
St. Lucie Co. Main Jail	1,550	6	0	1	0	1,434	2	0	2	0
Volusia Co.	1,383	3	0	0	0	1,533	0	0	0	0
Georgia										
Carroll Co.[a,d,g]	~	~	~	~	~	533	1	0	/	/
Chatham Co. Adult Det. Ctr.[a,d,g]	1,739	0	0	1	0	1,718	0	0	/	/
Cobb Co. Sheriff's Office Jail & Prison Unit[a]	2,490	1	1	0	0	2,104	4	1	/	/
Dougherty Co.	831	0	0	1	0	816	0	0	0	0
Fulton Co.[b]	2,846	0	0	/	/	2,834	5	0	7	0
Gordon Co.	249	0	0	1	1	~	~	~	~	~
Gwinnett Co.[a]	2,691	3	0	0	0	2,478	0	0	/	/
Muscogee Co.[b]	565	3	0	/	/	~	~	~	~	~
Walton Co.[a]	419	0	0	0	0	371	1	1	/	/
Ware Co.	383	3	1	~	~	~	~	~	~	~
Idaho										
Ada Co.	980	1	0	2	1	920	0	0	4	1
Canyon Co.[b]	479	1	0	/	/	~	~	~	~	~
Kootenai Co.[a]	~	~	~	~	~	379	1	1	/	/
Twin Falls Co.[b]	203	124	0	/	/	~	~	~	~	~
Illinois										
Cook Co. - Dept. of Corr.	9,355	14	1	0	0	9,600	10	0	2	0
Kane Co.	671	0	0	0	0	615	0	0	1	0
Winnebago Co.	758	1	0	~	~	665	4	1	1	0
Indiana										
Elkhart Co. Security Ctr. (Jail)[b]	747	2	1	/	/	~	~	~	~	~
Hamilton Co.	~	~	~	~	~	327	0	0	2	0
Lake Co.[e]	923	0	0	1	1	937	0	0	0	0
St. Joseph Co.	650	2	0	0	0	~	~	~	~	~
Vanderburgh Co.[f]	~	~	~	~	~	708	1	0	/	/
Vigo Co.[b]	290	1	0	/	/	~	~	~	~	~
Kansas										
Chautauqua Co.[a]	~	~	~	~	~	9	1	0	/	/
Sedgwick Co.	1,553	0	0	6	0	1,522	1	0	3	0
Shawnee Co. Adult Det. Division	~	~	~	~	~	475	1	0	4	1
Kentucky										
Campbell Co.[b]	425	1	1	/	/	427	0	0	0	0
Clark Co. Det.[a]	~	~	~	~	~	8	1	0	/	/
Daviess Co. Det. Ctr.[a]	~	~	~	~	~	614	3	0	/	/
Franklin Co. Reg. Jail[d]	~	~	~	~	~	319	1	1	4	0
Henderson Co. Det. Ctr.[b,e]	547	0	0	/	/	496	0	0	8	0
Lexington-Fayette Co. Det. Div.[b,e]	1,237	2	0	/	/	1,252	0	0	0	0
Louisville Metropolitan Dept. of Corr.[b]	1,902	5	0	/	/	1,810	1	0	0	0

APPENDIX TABLE 21 (continued)

Allegations of inmate-on-inmate sexual violence reported by local jail authorities, by year and type of violence, 2007-2008

Jurisdiction and facility	2008					2007				
	Average daily population	Reported inmate-on-inmate nonconsensual sexual acts		Reported inmate-on-inmate abusive sexual contacts		Average daily population	Reported inmate-on-inmate nonconsensual sexual acts		Reported inmate-on-inmate abusive sexual contacts	
		Allegations	Substantiated	Allegations	Substantiated		Allegations	Substantiated	Allegations	Substantiated
Louisiana										
Avoyelles Parish	1,231	0	0	0	0	1,230	1	1	0	0
Bossier Parish[b]	1,262	1	0	0	0	~	~	~	~	~
East Baton Rouge Prison	1,671	3	0	4	0	1,606	4	0	3	0
Jefferson Parish Jail	~	~	~	~	~	839	0	0	1	1
Lafayette Parish Jail	~	~	~	~	~	1,090	1	0	2	0
New Orleans Parish Prison System	2,570	7	0	0	0	2,685	3	1	0	0
Richland Parish Det. Ctr.[b]	854	0	0	/	/	840	2	0	0	0
Sherman Walker Corr. Ctr.	~	~	~	~	~	298	2	0	0	0
St. Landry Parish Jail	~	~	~	~	~	23	2	0	0	0
Terrebonne Parish Jail	670	1	0	0	0	~	~	~	~	~
Maine										
Cumberland Co.	402	2	0	0	0	462	0	0	0	0
Kennebec Co.	~	~	~	~	~	170	1	0	0	0
Maryland										
Anne Arundel Co.	1,128	5	0	2	0	1,123	0	0	3	3
Baltimore City[b]	4,113	5	1	/	/	3,899	9	0	0	0
Baltimore Co. Bureau of Corr.	1,360	2	0	4	3	1,356	5	3	0	0
Caroline Co.	~	~	~	~	~	100	1	0	0	0
Montgomery Co.	~	~	~	~	~	998	3	0	3	0
Massachusetts										
Barnstable Co. Jail & House of Corr.[a]	416	1	0	2	0	440	2	1	/	/
Bristol Co.	1,483	3	0	7	3	1,472	4	0	3	1
Essex Co. Corr. Fac.	1,624	1	0	0	0	1,631	2	1	0	0
Hampden Co.[a]	1,911	3	0	0	0	2,138	6	0	/	/
Hampshire Co. Jail & House of Corr.	288	1	1	1	1	~	~	~	~	~
Middlesex Co. Jail & House of Corr.	1,294	4	0	0	0	1,326	0	0	1	0
Norfolk Co.[a]	~	~	~	~	~	702	2	0	/	/
Suffolk Co.	711	0	0	1	0	698	0	0	0	0
Suffolk Co. House of Corr.[a]	1,733	4	1	11	1	1,685	8	0	/	/
Worcester Co. Jail & House of Corr.[a]	1,282	6	1	0	0	1,415	4	0	/	/
Michigan										
Berrien Co.	363	0	0	5	1	388	0	0	6	1
Kent Co.[a]	1,307	0	0	1	1	1,352	0	0	/	/
Macomb Co.[a]	1,361	1	0	4	2	1,398	2	1	/	/
Oakland Co.	1,814	0	0	6	0	1,961	0	0	4	3
St. Joseph Co.	269	0	0	1	0	~	~	~	~	~
Wayne Co.[a,b]	2,185	10	0	/	/	2,713	2	1	/	/
Minnesota										
Nobles Co.[a]	~	~	~	~	~	57	1	0	/	/
Mississippi										
Harrison Co.	1,160	0	0	0	0	1,150	8	1	0	0
Missouri										
Franklin Co.[b]	121	1	1	/	/	~	~	~	~	~
Greene Co.[c]	539	1	0	1	0	~	~	~	~	~
St. Louis Co. - Dept. of Justice Services[b]	1,186	2	0	0	0	~	~	~	~	~
Montana										
Cascade Co. Reg. Jail	380	1	1	0	0	~	~	~	~	~
Missoula Co.[a]	314	1	0	0	0	337	0	0	/	/
Nebraska										
Douglas Dept. of Corr.	1,148	0	0	0	0	1,041	2	0	1	1
Lancaster Co.	450	0	0	0	0	474	0	0	2	2

APPENDIX TABLE 21 (continued)

Allegations of inmate-on-inmate sexual violence reported by local jail authorities, by year and type of violence, 2007-2008

Jurisdiction and facility	2008 Average daily population	2008 Reported inmate-on-inmate nonconsensual sexual acts: Allegations	2008 Reported inmate-on-inmate nonconsensual sexual acts: Substantiated	2008 Reported inmate-on-inmate abusive sexual contacts: Allegations	2008 Reported inmate-on-inmate abusive sexual contacts: Substantiated	2007 Average daily population	2007 Reported inmate-on-inmate nonconsensual sexual acts: Allegations	2007 Reported inmate-on-inmate nonconsensual sexual acts: Substantiated	2007 Reported inmate-on-inmate abusive sexual contacts: Allegations	2007 Reported inmate-on-inmate abusive sexual contacts: Substantiated
Nevada										
Clark Co. Det. Ctr.	3,061	6	0	0	0	3,745	4	0	2	0
Washoe Co. Det. Ctr.[b]	1,048	0	0	/	/	1,200	0	0	7	3
North Las Vegas Det. Corr. Ctr.	~	~	~	~	~	869	1	0	1	1
New Hampshire										
Hillsborough Co. House of Corr.	583	1	0	0	0	~	~	~	~	~
Strafford Co.	~	~	~	~	~	405	1	0	0	0
New Jersey										
Atlantic Co. Jail - Dept. of Public Safety[a]	914	1	0	0	0	909	6	3	/	/
Camden Co. Corr. Fac.[b]	1,640	4	0	/	/	1,608	0	0	0	0
Cumberland Co.	580	1	0	0	0	~	~	~	~	~
Essex Co. Corr. Fac.[b]	2,332	1	0	/	/	3,028	0	0	0	0
Hudson Co. Corr. Fac.	1,885	4	0	0	0	1,946	4	1	1	0
Mercer Co. Corr. Ctr.[b]	995	1	0	/	/	~	~	~	~	~
Middlesex Co. Adult Corr. Ctr.[a]	1,204	3	0	0	0	980	3	2	/	/
Monmouth Co. Corr. Inst.	977	1	0	2	0	1,209	3	0	0	0
Passaic Co.[a]	1,509	1	0	0	0	1,912	1	0	/	/
Union Co.	8,085	1	0	0	0	1,070	2	0	0	0
New Mexico										
Bernalillo Co./City Det. Ctr.	5,483	2	0	1	0	2,613	7	0	0	0
New York										
Albany Co. Corr. Fac.	687	0	0	2	0	762	0	0	0	0
Erie Co. Holding Ctr.[b]	1,364	1	0	/	/	~	~	~	~	~
Erie Couny Corr. Fac.	~	~	~	~	~	1,469	0	0	1	1
New York City	13,546	11	0	2	0	14,064	6	0	4	0
Schenectady Co.	305	0	0	0	0	317	3	0	0	0
North Carolina										
Gaston Co.	541	0	0	0	0	517	1	1	0	0
Mecklenburg Co.[b]	2,578	1	0	/	/	2,585	0	0	1	0
North Dakota										
Grand Forks Co. Corr. Ctr.[b]	171	3	1	/	/	159	0	0	1	0
Ohio										
Butler Co.	1,042	1	0	0	0	1,101	0	0	0	0
Cuyahoga Co. Corr. Ctr.	1,941	1	0	5	0	1,978	3	0	6	1
Franklin Co.	2,202	4	0	0	0	2,314	0	0	0	0
Hamilton Co.[d]	2,019	3	0	0	0	2,086	0	0	2	2
Lorain Co.[a]	427	0	0	2	1	450	1	0	/	/
Muskingum Co.	~	~	~	~	~	154	1	0	0	0
Oklahoma										
Oklahoma Co.[a]	2,281	7	0	6	0	2,369	5	1	/	/
Oregon										
Deschutes Co. Corr. Fac.	201	0	0	2	0	210	0	0	3	0
Marion Co.[b]	501	1	0	/	/	~	~	~	~	~
Multnomah Co. Det. Fac.	1,502	4	0	5	0	1,592	10	0	2	0
Pennsylvania										
Allegheny Co.[a]	2,749	7	3	0	0	2,650	0	0	/	/
Berks Co. Prison	1,109	0	0	0	0	1,304	2	1	4	3
Bucks Co.	780	1	0	1	0	1,180	0	0	1	1
Dauphin Co. Prison	~	~	~	~	~	979	1	0	0	0
Franklin Co. Prison[a]	358	0	0	0	0	343	2	0	/	/
Lancaster Co. Prison[a]	1,160	1	0	0	0	1,197	3	0	/	/
Lehigh Co.	1,169	0	0	1	0	1,181	5	0	3	0
Montgomery Co. Prison Corr. Fac.	1,742	0	0	0	0	1,614	1	0	0	0

APPENDIX TABLE 21 (continued)

Allegations of inmate-on-inmate sexual violence reported by local jail authorities, by year and type of violence, 2007-2008

Jurisdiction and facility	2008					2007				
	Average daily population	Reported inmate-on-inmate nonconsensual sexual acts		Reported inmate-on-inmate abusive sexual contacts		Average daily population	Reported inmate-on-inmate nonconsensual sexual acts		Reported inmate-on-inmate abusive sexual contacts	
		Allegations	Substantiated	Allegations	Substantiated		Allegations	Substantiated	Allegations	Substantiated
Pennsylvania (continued)										
Northampton Co. Dept. of Corr.[b]	779	3	0	/	/	906	0	0	0	0
Philadelphia Prison System[b]	9,287	4	0	0	0	10,200	11	0	0	0
York Co. Prison[b]	2,172	1	0	0	0	2,031	0	0	0	0
South Carolina										
Charleston Co.[a,b]	1,694	0	0	/	/	1,762	2	0	/	/
South Dakota										
Minnehaha Co.	520	1	1	0	0	520	0	0	0	0
Tennessee										
Blount Co.[a]	~	~	~	~	~	394	1	0	/	/
Davidson Co. Sheriff's Office	2,470	2	0	4	3	2,470	6	1	7	1
Rutherford Co.	771	1	0	0	0	~	~	~	~	~
Shelby Co. Corr. Ctr.[a,b]	2,960	4	0	/	/	2,960	5	0	/	/
Shelby Co. Justice Ctr.	2,678	1	0	0	0	2,733	5	0	0	0
Texas										
Bexar Co. Adult Det. Ctr.[a]	4,211	6	2	6	4	3,176	9	0	/	/
Collin Co.	897	1	0	0	0	~	~	~	~	~
Dallas Co.[a,b,e]	6,157	4	0	/	/	7,180	1	0	/	/
Ector Co.[a,b,g]	583	0	0	/	/	594	1	0	/	/
El Paso Co. Det. Fac.[a,b]	2,209	0	0	/	/	2,220	1	0	/	/
Galveston Co.	1,028	1	0	0	0	~	~	~	~	~
Harris Co.[a,b]	10,891	12	1	/	/	9,657	19	0	/	/
Hood Co.[b]	161	1	0	0	0	~	~	~	~	~
Nueces Co.	950	3	0	0	0	~	~	~	~	~
Travis Co.	2,431	4	1	5	3	2,623	6	1	9	1
Utah										
Beaver Co.[b]	370	1	0	/	/	~	~	~	~	~
Davis Co.	~	~	~	~	~	736	2	1	1	1
Salt Lake Co.	2,125	6	1	23	2	1,880	7	1	0	0
Utah Co.	646	1	0	1	1	685	1	0	1	1
Weber Co. Corr. Fac.	973	1	1	4	2	770	0	0	13	4
Virginia										
Albemarle-Charlottesville Reg. Jail[b]	520	1	0	/	/	538	0	0	0	0
Arlington Co.	~	~	~	~	~	623	0	0	2	1
Blue Ridge Reg. Jail Authority	1,267	1	0	0	0	~	~	~	~	~
Chesapeake City	1,133	0	0	0	0	1,109	0	0	1	0
Fairfax Co. Adult Det. Ctr.	1,325	2	0	1	0	1,311	1	0	1	1
Hampton Roads Reg. Jail	1,233	5	0	0	0	1,240	0	0	0	0
Henrico Co.	1,214	1	0	0	0	1,135	3	1	1	1
New River Valley Reg. Jail[a]	~	~	~	~	~	650	4	0	/	/
Norfolk Municipal Jail	1,638	0	0	5	0	1,727	0	0	4	0
Northern Neck Reg. Jail	451	0	0	1	1	~	~	~	~	~
Northwestern Reg. Adult Det. Ctr.[i]	672	2	1	0	0	~	~	~	~	~
Prince William-Manassas Reg Adult Corr. Ctr.[f]	~	~	~	~	~	722	1	0	/	/
Richmond City	1,527	0	0	0	0	1,564	1	0	0	0
Riverside Reg. Jail	1,192	1	0	0	0	1,146	0	0	0	0
Roanoke City[b]	716	2	0	0	0	~	~	~	~	~
Virginia Beach Municipal Corr. Ctr.[a,b]	1,461	1	0	/	/	1,609	1	0	/	/
Washington										
Benton Co.	672	1	0	0	0	~	~	~	~	~
Clark Co.	~	~	~	~	~	769	2	1	1	0
King Co.[a,b]	2,476	7	1	/	/	2,727	8	0	/	/
Kitsap Co. Corr. Ctr.	371	0	0	0	0	435	1	0	0	0
Pierce Co.[j]	1,334	0	0	1	0	1,471	/	/	0	0
Snohomish Co.	1,225	2	0	3	0	1,284	0	0	2	0
Whatcom Co.	428	3	0	0	0	~	~	~	~	~

APPENDIX TABLE 21 (continued)

Allegations of inmate-on-inmate sexual violence reported by local jail authorities, by year and type of violence, 2007-2008

Jurisdiction and facility	2008					2007				
	Average daily population	Reported inmate-on-inmate nonconsensual sexual acts		Reported inmate-on-inmate abusive sexual contacts		Average daily population	Reported inmate-on-inmate nonconsensual sexual acts		Reported inmate-on-inmate abusive sexual contacts	
		Allegations	Substantiated	Allegations	Substantiated		Allegations	Substantiated	Allegations	Substantiated
West Virginia										
Kanawha Co. South Central Reg. Jail[i]	454	2	0	/	/	453	1	0	1	0
Raleigh Co. Southern Reg. Jail[b]	467	0	0	/	/	524	3	0	0	0
Tygart Valley Reg. Jail	356	3	0	1	0	~	~	~	~	~
Wisconsin										
Brown Co.[a]	~	~	~	~	~	770	1	1	/	/
Dane Co.	926	0	0	1	0	~	~	~	~	~
Milwaukee Co. House of Corr.	1,841	1	0	0	0	2,247	0	0	0	0
Ozaukee Co.	~	~	~	~	~	220	2	0	0	0

~Not applicable.

/Not reported.

[a]Allegations of abusive sexual contacts could not be counted separately from allegations of nonconsensual sexual acts in 2007.

[b]Allegations of abusive sexual contacts could not be counted separately from allegations of nonconsensual sexual acts in 2008.

[c]Counts of nonconsensual sexual acts in 2008 are based on substantiated allegations only.

[d]Counts of nonconsensual sexual acts in 2007 are based on completed acts only.

[e]Counts of nonconsensual sexual acts in 2008 are based on completed acts only.

[f]Jurisdiction did not record allegations of abusive sexual contacts in 2007.

[g]Counts of nonconsensual sexual acts in 2007 are based on substantiated allegations only.

[h]Jurisdiction did not record allegations of nonconsensual sexual acts in 2008.

[i]Jurisdiction did not record allegations of abusive sexual contacts in 2008.

[j]Jurisdiction did not record allegations of nonconsensual sexual acts in 2007.

APPENDIX TABLE 22

Local jail authorities with no reported allegations of inmate-on-inmate sexual victimization, 2007-2008

Jurisdiction and facility	Average daily population, 2008	Average daily population, 2007
Alabama		
Albertville City	~	37
Baldwin Co.	593	628
Bibb Co.	76	~
Brighton City[a]	~	5
Cullman Co.	~	5,109
De Kalb Co.[b]	177	~
Gardendale City	19	~
Geneva Co.	58	~
Lee Co. Det. Ctr.	338	321
Madison Co. Det. Fac.	~	967
Mobile Co.	53	51
Montgomery Co. Det. Fac.[a]	~	688
Opp City	5	~
Pickens Co.[a]	~	91
Saraland City	~	4
Shelby Co.[c]	459	~
Talledega Co.[b]	286	~
Alaska		
Kotzebue Reg. Jail	15	~
Petersburg City	~	1
Sitka City	~	5
Arizona		
Apache Co.	122	~
Mohave Co.	460	525
Navajo Co. Det. Ctr.[c]	349	377
Pinal Co.[d]	1,229	904
Arkansas		
Ashley Co.	40	~
Benton Co. Det. Fac.[a]	~	493
Crawford Co.[a]	~	73
Jackson Co. Det. Ctr.[a]	~	35
Madison Co.	~	2
Mississippi Co. Det. Ctr.	157	~
Montgomery Co.	5	~
Pulaski Co. Reg. Jail	1,129	932
St. Francis Co.[g]	~	2,796
Washington Co. Det. Ctr.[b]	549	~
Yell Co.	14	~
California		
Butte Co.	472	~
Humboldt Co.	~	371
Imperial Co.	502	489
Kings Co.[b]	357	~
Lake Co. Hill Road Corr. Fac.	~	260
Marin Co.	309	290
Mendocino Co.	~	308
Merced Co.	769	~
Monterey Co.	1,118	1,120
Placer Co.	~	595
San Bernardino Co. West Valley Det. Ctr.	5,500	5,814
Santa Barbara Co.	~	950
Sierra Co.	2	~
Siskiyou Co.[a]	~	83
Tuolumne Co.[b]	141	~
Yolo Co.	~	428
Yuba Co.	360	~
Colorado		
Adams Co. Det. Fac.[a,b]	1,286	1,300
Bent Co.	~	22
Garfield Co.	130	~
Jackson Co.	~	1,194
Lincoln Co.[b]	120	~
Logan Co.	~	120
District of Columbia		
D.C. Dept. of Corr.	1,911	1,949
Florida		
Bradford Co.	125	~
Clay Co.	~	398
Columbia Co. Det. Ctr.[b]	295	~
Dixie Co.	~	91
Highlands Co.	459	~
Indian River Co.	~	544
Jackson Co. Corr. Fac.[a]	~	226
Lafayette Co.	~	32
Lake Co.[a]	~	1,033
Lee Co.	2,218	2,199
Martin Co.	611	601
Osceola Co.	1,160	~
Santa Rosa Co.	~	520
St. Johns Co.	530	~
Sumter Co. Det. Ctr.	249	275
Georgia		
Augusta-Richmond Co.	1,112	1,239
Bibb Co. Law Enforcement Ctr.	~	751
Chattooga Co.	~	58
Cherokee Co.	549	~
Clarke Co.	365	~
Clayton Co.	1,751	1,721
Clinch Co.	26	~
Coweta Co.[a,b]	341	330
Dawson Co.	189	~
Decatur Co. Corr. Inst.[b]	260	~
Dekalb Co.[a,b]	3,015	3,252
Dodge Co.	68	~
Early Co.	~	39
Effingham Co. Prison	~	242
Evans Co.[a,e,g]	~	18
Floyd Co. Prison	739	339
Forsyth Co.	313	~
Glynn Co. Det. Ctr.	532	~
Gordon City	0	~
Gwinnett Co Dept. of Corr.	682	~
Hall Co. Det. Ctr.[a]	~	624
Houston Co.[a]	~	405
Jackson Co.	146	~
Jeff Davis Co.	44	~
Jones Co.	126	~
Lamar Co.	90	~
Lee Co.	72	~
Liberty Co. Jail	~	247
Lowndes Co.	702	~
Madison Co.	~	69
McDuffie Co.	~	153
Mitchell Co. Corr. Inst.	~	140
Monroe Co.	~	134

APPENDIX TABLE 22 (continued)

Local jail authorities with no reported allegations of inmate-on-inmate sexual victimization, 2007-2008

Jurisdiction and facility	Average daily population, 2008	Average daily population, 2007
Georgia (continued)		
Muscogee Co. Prison[a,c]	568	565
Newton Co.	626	~
Pike Co.	~	3
Spalding Co.	~	459
Spalding Co. Corr. Inst.[a]	~	378
Thomas Co.[a]	~	210
Troup Co.	465	~
Troup Co. Corr. Inst.	~	351
Idaho		
Bonneville Co.	238	288
Idaho Co.[b]	10	~
Power Co.	~	10
Illinois		
Adams Co.	~	101
De Kalb Co.	~	102
Du Page Co.[b]	841	820
Edgar Co.[e,g]	~	4
Kankakee Co.	~	506
Lawrence Co.	~	19
McDonough Co.[b]	34	~
Macon Co.	251	~
Monroe Co.	10	~
Peoria Co.	499	445
Rock Island Co.[a]	~	266
Saline Co. Law Enforcement & Det. Ctr.	81	~
Sangamon Co.	340	~
Stephenson Co.[b]	134	~
Vermilion Co.	~	260
Indiana		
Adams Co.	65	~
Allen Co.	~	700
Bartholomew Co.[a]	154	192
Delaware Co. Justice Ctr.[a]	318	317
Grant Co. Security Complex	251	~
Greene Co.	~	64
Hancock Co.	~	148
Harrison Co.[b]	170	~
Howard Co.	341	~
Jay Co.	~	40
Johnson Co.	~	290
Knox Co.	~	153
Marion Co.[d]	~	1,361
Porter Co.[a,b]	467	467
Wells Co.	91	93
Iowa		
Black Hawk Co.	183	257
Buena Vista Co.	24	~
Carroll Co.	~	12
Clinton Co.	9	~
Decatur Co.	5	~
Delaware Co.	~	7
Emmet Co.	8	~
Howard Co.	~	7
Marshall Co.	~	146
Polk Co.	648	~
Scott Co. Jail & Annex	8,829	295
Sioux Co.	~	37
Kansas		
Allen Co.	~	53
Ford Co.	91	~
Johnson Co.[b]	715	863
Lane Co.[b,c]	2	~
Linn Co.	8	~
Montgomery Co.	~	144
Pratt Co.	~	15
Smith Co.	7	~
Kentucky		
Boone Co.[b]	448	~
Boyd Co.	~	227
Breckinridge Co.	191	~
Casey Co./State Jail	308	~
Christian Co.[b]	632	686
Clay Co. Det. Ctr.	235	~
Crittenden Co.	~	12
Graves Co.	~	101
Grayson Co. Jail & Annex	580	~
Hardin Co. Det. Ctr.[a]	~	545
Laurel Co.	~	292
Pike Co.	300	~
Three Forks Reg. Jail	205	~
Webster Co.	109	108
Louisiana		
Ascension Parish Jail	258	~
Bayou Dorcheat Corr. Ctr.	~	524
Beauregard Parish Jail[a]	~	168
Caddo Parish Corr. Ctr.	1,400	1,450
Calvasieu Parish Corr. Ctr.[a,b]	1,249	1,197
Caldwell Parish Jails - (3 Facilities)[a,b]	318	318
Catahoula Parish Jail & Det. Fac[a]	~	22
Claiborne Det. Ctr.	525	~
De Soto Parish Jail[c]	110	~
East Carroll Det. Ctr.	688	1,125
Evangeline Parish Jail[d,h]	~	72
Iberia Parish Jail[b]	485	~
La Salle Parish Jail	~	23
Morehouse Parish Jail[a,e]	160	535
Morgan City	59	~
Ouachita Parish Corr. Fac.	900	~
Pointe Coupee Parish Det. Ctr.	174	~
Rapides Parish	272	~
St. Charles Parish Jail[b]	532	~
St. Tammany Parish	~	746
Union Parish Det. Ctr.	360	347
West Baton Rouge Parish	~	250
Maine		
Hancock Co.	44	~
Two Bridges Reg. Jail[a]	~	9,464
Maryland		
Carroll Co. Det. Ctr.	271	283
Charles Co. Det. Ctr.	377	~
Harford Co. Det. Ctr.	461	400
Prince Georges Co. Corr. Ctr.	1,385	1,486
Wicomico Co. Det. Ctr.[a]	492	628
Worcester Co.	253	~

APPENDIX TABLE 22 (continued)
Local jail authorities with no reported allegations of inmate-on-inmate sexual victimization, 2007-2008

Jurisdiction and facility	Average daily population, 2008	Average daily population, 2007
Massachusetts		
Plymouth Co. House of Corr. & Jail[a]	1,516	1,596
Michigan		
Antrim Co.	40	~
Bay Co. Law Enforcement Ctr.	~	219
Benzie Co.	~	31
Calhoun Co.	497	~
Cass Co.	~	126
Emmet Co.	86	~
Ingham Co.[b,f]	672	685
Kalamazoo Co.[b]	324	365
Mecosta Co.[a]	~	86
Monroe Co.	328	~
Saginaw Co.[a]	~	516
St. Clair Co.	428	408
Minnesota		
Anoka Co.	228	~
Beltrami Co.	~	121
Dakota Co.	~	335
Hennepin Co. Adult Det. Ctr.	728	~
Hennepin Co. Workhouse	~	582
Itasca Co.[b]	83	~
Koochiching Co. Law Enforcement Ctr.[b]	14	~
Lyon Co. Law Enforcement Ctr.	~	30
Marshall Co. Law Enforcement Ctr.	~	10
Olmsted Co.	~	280
Otter Tail Co. Det. Ctr.	58	~
Ramsey Co. Corr. Fac.	398	~
Sherburne Co.[b]	566	581
Mississippi		
Calhoun Co.	~	47
Carroll/Montgomery Region Corr. Ctr.	337	~
Clarke Co.[b]	44	~
Clay Co.[e]	~	10
Hinds Co.[a,b]	1,042	931
Holmes-Humphrey Reg. Corr. Fac.	379	~
Jackson Co.[b]	412	~
Jefferson/Franklin Corr. Fac.	296	~
Lafayette Co.[a]	~	130
Lauderdale Co.[a]	~	270
Leake Co. Corr. Fac.	361	373
Leflore Co.	125	~
Rankin Co.[a,i]	416	58
Walthall Co.	~	22
Webster Co.	12	~
Winston/Choctaw Reg. Corr. Fac.[a]	~	350
Missouri		
Arnold Municipal City[a]	~	7
Bates Co. Sheriff & Jail[a]	~	104
Belton City[b]	10	~
Clay Co. Det. Ctr.	322	~
Douglas Co.	~	19
Jackson Co. Det. Ctr.[g]	~	784
Kansas City Corr. Inst.	148	~
Lincoln Co.[a]	~	147
Marion Co.	6	~
Montgomery Co.	~	76
Ozark Co.	16	~
Pulaski Co.	~	30
St. Charles Co.	~	329
Missouri (continued)		
St. Clair Co.	~	118
St. Louis City[b]	1,672	1,200
Stoddard Co.	65	~
Montana		
Fallon Co.[a]	~	1
Flathead Co. Det. Ctr.[d]	~	92
Gallatin Co. Det. Ctr.	81	~
Pondera Co.	6	~
Sanders Co.	~	20
Nebraska		
Box Butte Co.[b]	16	~
Hamilton Co.	~	6
Harlan Co.	~	3
Morrill Co.	~	13
Sarpy Co.	~	153
Thayer Co.	3	~
Nevada		
Las Vegas City Det. Ctr.[b]	820	100
New Hampshire		
Carroll Co. House of Corr. & Jail	~	88
Rockingham Co. Jail & House of Corr.	332	~
New Jersey		
Bergen Co. Jail & Annex	~	970
Burlington Co.	~	703
Gloucester Co.	373	~
Hunterdon Co.[b]	102	~
Morris Co. Corr. Fac.	327	308
Somerset Co. Jail & Annex	~	324
New Mexico		
Catron Co.	~	4
Curry Co.	37	~
Dona Ana Co. Det. Ctr.	852	~
Lea Co.	~	299
Luna Co.	~	392
Gallup-McKinley Adult Det. Ctr.	328	~
Roosevelt Co.[i]	79	~
Sandoval Co.	396	~
San Juan Co. Det. Ctr.	~	606
New York		
Chenango Co.[b]	79	~
Jefferson Co.	142	~
Madison Co.	3	~
Monroe Co.[a]	1,343	1,450
Montgomery Co.	~	126
Nassau Co. Corr. Ctr.[f]	1,607	1,716
Niagara Co.[i]	489	~
Oneida Co. Corr. Fac.	~	468
Onondaga Co. Dept. of Corr.	474	~
Ontario Co.[g]	~	214
Rensselaer Co.	~	282
Rockland Co. Corr. Ctr.	~	262
St. Lawrence Co.	~	112
Suffolk Co.	1,695	1,752
Tioga Co.	~	83
Westchester Co.	1,478	1,465

APPENDIX TABLE 22 (continued)
Local jail authorities with no reported allegations of inmate-on-inmate sexual victimization, 2007–2008

Jurisdiction and facility	Average daily population, 2008	Average daily population, 2007
North Carolina		
Buncombe Co.	409	475
Cabarrus Co.	~	217
Duplin Co.	~	16
Durham Co.[a]	~	618
Edgecombe Co.[b,h]	282	260
Forsyth Co.	891	~
Guilford Co.	~	926
Lee Co.[a]	~	161
McDowell Co.[b]	104	~
Moore Co.[j]	129	~
Pamlico Co.	~	87
Richmond Co.[b]	86	87
Robeson Co.[b]	377	~
Rowan Co.	274	~
Vance Co.	~	153
Wake Co.	1,331	1,211
Wilson Co.	220	~
North Dakota		
Cass Co.	198	175
Pembina Co.	7	~
Ohio		
Clermont Co.	304	~
Clinton Co.	19	~
Crawford Co.	111	112
Delaware Co.[b]	163	~
Fayette Co.[b]	52	~
Greene Co.	~	381
Highland Co.	~	71
Lake Co. Adult Det. Ctr.	318	~
Mahoning Co.	561	527
Miami Co.[a]	~	104
Niles City	2	~
Noble Co.	~	20
Richland Co.	~	152
Summit Co. Jail & Glenwood Annex	658	~
Oklahoma		
Carter Co.	~	185
Comanche Co.[a]	291	298
Grady Co.	334	~
Latimer Co.	100	~
Midwest City	~	48
Muldrow City	~	6
Muskogee Co./City Det. Ctr.	~	287
Roger Mills Co.[h]	~	17
Rogers Co.[b]	192	~
Stephens Co.[a]	~	108
Washington Co.	102	91
Woodward Co.[b,c]	31	~
Oregon		
Clackamas Co.[a]	~	336
Grant Co.	24	~
Lake Co.	~	15
Lane Co.	330	558
Polk Co.	~	115
Tillamook Co.[b]	73	~
Pennsylvania		
Adams Co.	~	312
Blair Co. Prison[i]	304	~
Centre Co. Prison	~	212
Clearfield Co. Prison	135	~
Clinton Co. Prison[b]	318	298
Erie Co.	632	~
Greene Co. Prison	~	105
Lackawanna Co. Prison[a]	1,013	1,072
Lebanon Co. Corr. Fac.[a,b]	518	538
Lycoming Co. Prison	~	336
Monroe Co. Corr. Fac.	344	~
Washington Co.[b]	413	~
South Carolina		
Abbeville Co. Det. Ctr.[b]	61	~
Aiken Co. Det. Ctr.	422	~
Anderson Co.	428	~
Beaufort Co. Det. Ctr.[b]	300	~
Berkeley Co. Det. Ctr.	~	362
Dillon Co. Det. Ctr.	~	160
Dorchester Co.	295	~
Fairfield Co. Det. Ctr.	6	~
Florence Co. Det. Ctr.	~	426
Greenville Co. Det. Ctr.[a]	1,367	1,418
Horry Co. Det. Ctr.[b]	656	~
Orangeburg-Calhoun Reg. Det. Ctr.	~	336
Pickens Co.	~	96
Richland Co. Det. Ctr.	1,153	1,100
Spartanburg Co. Det. Fac.[a]	~	919
York Co. Moss Justice Ctr.[b]	425	~
South Dakota		
Bon Homme Co.	~	6
Hughes Co.	48	~
Meade Co.	~	45
Pennington Co. Jail	420	~
Winner City[a,g]	~	63
Tennessee		
Carroll Co.[b]	76	74
Greene Co.	366	~
Knox Co.	979	~
Lawrence Co.	130	~
Lincoln Co.[f]	125	~
Loudon Co.[b,f]	91	~
Madison Co. Penal Farm	~	80
Marion Co.	~	101
Monroe Co.	~	165
Putnam Co.	~	208
Sequatchie Co.	~	90
Sevier Co.[b]	366	305
Sullivan Co.	675	584
Sumner Co.[a]	~	616
Warren Co.[b]	212	~
Washington Co.[i,j]	519	~
Williamson Co.[a,b]	311	341
Wilson Co.	~	250

APPENDIX TABLE 22 (continued)
Local jail authorities with no reported allegations of inmate-on-inmate sexual victimization, 2007-2008

Jurisdiction and facility	Average daily population, 2008	Average daily population, 2007
Texas		
Angelina Co.	258	~
Bandera Co. Law Enforcement Ctr.	~	12
Bell Co. Law Enforcement Ctr.	672	~
Bowie Co.	~	895
Brazos Co.[c,f]	553	~
Burnet Co.	~	89
Caldwell Co.[g]	~	168
Cameron Co.[a]	100	971
Chambers Co.[g]	~	114
Denton Co. Det. Ctr.[a]	1,121	1,065
Edwards Co.	9	~
Fayette Co. Justice Ctr.	21	37
Grayson Co.	~	382
Guadalupe Co. Det. Ctr.[a]	378	460
Harrison Co.	133	~
Hays Co.	315	~
Hidalgo Co. Adult Det. Ctr.[h,g]	1,132	1,185
Hunt Co. Criminal Justice Ctr.[h,f]	384	~
Jasper Co. Law Enforcement Ctr.[a]	~	62
Jefferson Co. Det. Ctr.[a,b]	924	1,176
Lipscomb Co.	~	2
Lubbock Co.[a]	724	1,000
McLennan Co.	869	860
Maverick Co.	~	230
Midland Co.	~	280
Mills Co.	7	~
Montgomery Co.	815	1,112
Parker Co.[b]	310	~
Randall Co.	~	272
Rusk Co.[a,b]	89	88
San Patricio Co.	192	~
Shelby Co.	~	51
Sherman Co.	~	2
Tarrant Co.[a,b]	3,333	3,377
Tom Green Co.[a]	~	415
Upton Co.	38	~
Victoria Co.[b]	450	~
Walker Co.	~	130
Wichita Co.[j]	435	435
Zavala Co.	9	~
Utah		
Cache Co.[a]	~	306
Tooele Co.	~	119
Virginia		
Accomack Co.	~	113
Alexandria City Det. Ctr.[b]	540	~
Botetourt Co.[b]	91	~
Central Virginia Reg. Jail	372	395
Danville City	~	208
Danville City Prison Farm[a,b,c,e,f,g]	149	164
Middle River Reg. Jail	651	~
Newport News City	629	~
Pamunkey Reg. Jail	~	455
Patrick Co.	27	~
Peumansend Creek Reg. Jail[a]	275	288
Virginia (continued)		
Rappahannock Co.	~	16
Rappahannock Reg. Jail & Annex[b]	1,017	1,003
Roanoke Co.	286	~
Rockingham Reg. Jail	~	295
Southwest Virginia Reg.	1,102	1,379
Virginia Peninsula Reg. Jail	~	489
Washington		
Asotin Co.[a]	~	47
Buckley City[b]	22	~
Kent City[d]	~	139
Kirkland City	~	7
Skagit Co.	237	~
Spokane Co. Geiger Corr. Ctr.	510	562
West Virginia		
Marshall Co. Northern Reg Jail & Corr. Complex	~	314
North Central Reg. Jail	517	~
Western Reg. Jail[e,g]	~	461
Wisconsin		
Adams Co.	~	64
Barron Co. Justice Ctr.	~	123
Burnett Co. Law Enforcement Ctr.[b]	30	~
Dodge Co.	462	463
Dunn Co.[c]	113	~
Eau Claire Co.	~	274
Marathon Co. Adult Det. Fac.[d]	~	300
Milwaukee Co.	890	947
Racine Co.[b]	788	~
Richland Co.[a]	~	27
Rock Co.	~	521
Shawano Co.	510	~
Waukesha Co.	655	~
Winnebago Co.	319	~
Wyoming		
Fremont Co.	~	166
Laramie Co.	222	~
Natrona Co. Det. Ctr.[a]	~	297
Platte Co.	97	~
Sheridan Co.	90	~
Sweetwater Co.[a]	~	119

~Not applicable. Facility not sampled in survey year.

[a]Allegations of abusive sexual contacts could not be counted separately from allegations of nonconsensual sexual acts in 2007.

[b]Allegations of abusive sexual contacts could not be counted separately from allegations of nonconsensual sexual acts in 2008.

[c]Counts of nonconsensual sexual acts in 2008 are based on substantiated allegations only.

[d]Jurisdiction did not record allegations of abusive sexual contacts in 2007.

[e]Counts of nonconsensual sexual acts in 2007 are based on completed acts only.

[f]Counts of nonconsensual sexual acts in 2008 are based on completed acts only.

[g]Counts of nonconsensual sexual acts in 2007 are based on substantiated allegations only.

[h]Jurisdiction did not record allegations of nonconsensual sexual acts in 2007.

[i]Jurisdiction did not record allegations of abusive sexual contacts in 2008.

[j]Jurisdiction did not record allegations of nonconsensual sexual acts in 2008.

APPENDIX TABLE 23

Allegations of staff-on-inmate sexual victimization reported by local jail authorities, by year and type of victimization, 2007-2008

	2008					2007				
		Reported staff-on-inmate sexual misconduct		Reported staff-on-inmate sexual harassment			Reported staff-on-inmate sexual misconduct		Reported staff-on-inmate sexual harassment	
Jurisdiction and facility	Average daily population	Allegations	Substantiated	Allegations	Substantiated	Average daily population	Allegations	Substantiated	Allegations	Substantiated
Total	/	239	38	87	9	/	256	73	79	15
Alabama										
Calhoun Co.[a,b]	343	0	0	/	/	400	1	1	/	/
Cullman Co.[c]	~	~	~	~	~	5,109	1	1	0	0
Jefferson Co.[a,b]	1,099	0	0	/	/	1,212	2	0	/	/
Lee Co. Det. Ctr.	338	0	0	0	0	321	1	1	0	0
Morgan Co. & Annex	~	~	~	~	~	270	1	1	0	0
Arizona										
Maricopa Co.[a,b]	9,249	3	2	/	/	9,241	0	0	/	/
Pima Co. Adult Det. Ctr.	1,921	1	0	1	1	1,891	1	0	0	0
Pinal Co.	1,229	1	1	0	0	904	0	0	0	0
Arkansas										
Faulkner Co. Det. Ctr.	373	1	0	0	0	325	0	0	0	0
Pulaski Co. Reg. Jail	1,129	1	1	0	0	932	0	0	0	0
California										
Contra Costa Co.	1,612	0	0	0	0	1,600	1	1	0	0
Fresno Co.	2,961	2	2	1	0	2,861	0	0	0	0
Humboldt Co.[a]	~	~	~	~	~	371	1	0	/	/
Imperial Co.	502	0	0	0	0	489	3	1	0	0
Kern Co.	2,260	1	0	0	0	2,392	0	0	0	0
Los Angeles Co.-Custody Support Svs.[b]	19,569	1	0	/	/	19,374	2	1	0	0
Riverside Co.	3,481	1	0	0	0	3,521	1	1	0	0
San Bernardino Co. West Valley Det. Ctr.	5,500	4	2	0	0	5,814	0	0	0	0
San Diego Co.	5,184	4	0	0	0	5,072	0	0	1	0
San Francisco City & Co.	2,086	2	0	0	0	2,011	0	0	1	0
San Joaquin Co.[a,b]	1,500	2	1	/	/	1,566	0	0	/	/
Santa Clara Co.[a]	4,610	3	2	0	0	4,640	0	0	/	/
Colorado										
Arapahoe Co.	1,171	0	0	0	0	1,352	0	0	1	0
Bent Co.[a]	~	~	~	~	~	22	2	1	/	/
El Paso Co.	1,538	0	0	0	0	1,522	1	0	0	0
Jefferson Co.	1,182	0	0	2	0	1,302	0	0	0	0
Larimer Co. Det. Ctr.	463	1	0	0	0	537	0	0	1	0
Weld Co.	690	2	1	0	0	~	~	~	~	~
District of Columbia										
D.C. Dept. of Corr.	1,911	0	0	0	0	1,949	4	0	1	0
Florida										
Alachua Co.[a,b]	910	1	0	/	/	1,079	1	1	/	/
Brevard Co. Det. Ctr.	1,812	1	0	0	0	1,797	0	0	0	0
Broward Co.	5,364	6	0	6	0	5,305	5	1	2	0
Collier Co.	1,138	4	1	0	0	1,224	1	1	0	0
Highlands Co.	459	1	0	0	0	~	~	~	~	~
Lee Co.	2,218	0	0	0	0	2,199	1	0	0	0
Manatee Co.	1,294	0	0	0	0	1,423	2	0	0	0
Marion Co.	1,832	0	0	0	0	2,007	1	0	0	0
Miami-Dade Co. Corr. & Rehab.	7,013	6	0	4	1	6,975	0	0	4	0
Palm Beach Co.	2,980	0	0	0	0	2,555	1	1	0	0
Polk Co.	2,374	1	1	0	0	2,466	2	2	2	2
Volusia Co.	1,383	1	0	0	0	1,533	0	0	0	0
Georgia										
Cherokee Co.	549	1	0	0	0	~	~	~	~	~
Clayton Co.	1,751	0	0	0	0	1,721	1	1	3	3
Fulton Co.[a,b]	2,846	0	0	/	/	2,834	1	0	/	/
Gwinnett Co.	2,691	1	0	1	0	2,478	2	0	0	0

APPENDIX TABLE 23 (continued)

Allegations of staff-on-inmate sexual victimization reported by local jail authorities, by year and type of victimization, 2007-2008

Jurisdiction and facility	2008					2007				
	Average daily population	Reported staff-on-inmate sexual misconduct		Reported staff-on-inmate sexual harassment		Average daily population	Reported staff-on-inmate sexual misconduct		Reported staff-on-inmate sexual harassment	
		Allegations	Substantiated	Allegations	Substantiated		Allegations	Substantiated	Allegations	Substantiated
Georgia (continued)										
Muscogee Co.	565	3	0	1	1	~	~	~	~	~
Spalding Co.	~	~	~	~	~	459	1	0	0	0
Walton Co.	419	0	0	0	0	371	1	1	0	0
Idaho										
Ada Co.	980	0	0	0	0	920	0	0	2	0
Illinois										
Cook Co. - Dept. of Corr.	9,355	2	1	0	0	9,600	1	1	0	0
Du Page Co.	841	1	0	0	0	820	0	0	0	0
Edgar Co.	~	~	~	~	~	4	1	0	0	0
Peoria Co.	499	0	0	0	0	445	1	0	0	0
Winnebago Co.[e]	758	1	0	0	0	665	0	0	0	0
Indiana										
Porter Co.[a,b]	467	1	1	/	/	467	0	0	/	/
Vigo Co.	290	2	1	0	0	~	~	~	~	~
Wells Co.	91	1	0	0	0	93	0	0	0	0
Iowa										
Polk Co.	648	0	0	2	0	~	~	~	~	~
Kansas										
Allen Co.	~	~	~	~	~	53	2	2	0	0
Sedgwick Co.	1,553	0	0	1	0	1,522	4	1	0	0
Shawnee Co. Adult Det. Division	~	~	~	~	~	475	2	0	1	1
Kentucky										
Daviess Co. Det. Ctr.	~	~	~	~	~	614	1	0	0	0
Franklin Co. Reg. Jail	~	~	~	~	~	319	2	0	0	0
Henderson Co. Det. Ctr.[d,e]	547	2	1	/	/	496	0	0	2	0
Lexington-Fayette Co. Det. Div.[d]	1,237	5	0	/	/	1,252	3	3	0	0
Louisville Metropolitan Dept. of Corr.[b]	1,902	3	1	/	/	1,810	1	1	4	0
Louisiana										
Beauregard Parish Jail	~	~	~	~	~	168	2	2	0	0
Caddo Parish Corr. Ctr.	1,400	0	0	0	0	1,450	3	0	0	0
Claiborne Det. Ctr.	525	3	1	0	0	~	~	~	~	~
Lafayette Parish Jail	~	~	~	~	~	1,090	1	1	1	1
West Baton Rouge Parish	~	~	~	~	~	250	1	0	0	0
Maine										
Cumberland Co.	402	1	0	0	0	462	1	0	0	0
Two Bridges Reg. Jail	~	~	~	~	~	9,464	1	1	0	0
Maryland										
Anne Arundel Co.[a]	1,128	0	0	0	0	1,123	4	0	/	/
Baltimore Co. Bureau of Corr.	1,360	0	0	1	0	1,356	0	0	0	0
Caroline Co.	~	~	~	~	~	100	1	0	0	0
Carroll Co. Det. Ctr.	271	0	0	0	0	283	3	0	0	0
Montgomery Co.	~	~	~	~	~	998	2	1	1	0
Wicomico Co. Det. Ctr.[a]	492	1	1	0	0	628	1	0	/	/
Massachusetts										
Barnstable Co. Jail & House of Corr.	416	1	0	0	0	440	0	0	2	0
Bristol Co.	1,483	4	0	1	0	1,472	1	0	0	0
Essex Co. Corr. Fac.	1,624	2	0	0	0	1,631	0	0	0	0
Hampden Co.	1,911	0	0	0	0	2,138	1	0	1	0
Middlesex Co. Jail & House of Corr.	1,294	0	0	0	0	1,326	1	0	1	0
Suffolk Co.	711	1	0	0	0	698	0	0	0	0
Suffolk Co. House of Corr.	1,733	1	1	0	0	1,685	1	0	0	0
Worcester Co. Jail & House of Corr.[b]	1,282	1	0	/	/	1,415	0	0	0	0

APPENDIX TABLE 23 (continued)

Allegations of staff-on-inmate sexual victimization reported by local jail authorities, by year and type of victimization, 2007-2008

	2008					2007				
		Reported staff-on-inmate sexual misconduct		Reported staff-on-inmate sexual harassment			Reported staff-on-inmate sexual misconduct		Reported staff-on-inmate sexual harassment	
Jurisdiction and facility	Average daily population	Allegations	Substantiated	Allegations	Substantiated	Average daily population	Allegations	Substantiated	Allegations	Substantiated
Michigan										
Berrien Co.	363	1	0	0	0	388	0	0	0	0
Macomb Co.	1,361	0	0	0	0	1,398	1	1	0	0
Oakland Co.	1,814	1	0	0	0	1,961	0	0	0	0
Minnesota										
Sherburne Co.[b,c]	566	0	0	/	/	581	1	0	1	0
Mississippi										
Missouri										
Bates Co. Sheriff & Jail	~	~	~	~	~	104	1	0	0	0
Kansas City Corr. Inst.	148	8	0	0	0	~	~	~	~	~
Pulaski Co.	~	~	~	~	~	30	1	0	0	0
St. Clair Co.	~	~	~	~	~	118	1	1	0	0
St. Louis City	1,672	1	0	18	0	1,200	0	0	0	0
St. Louis Co. - Dept. of Justice Services	1,186	2	1	0	0	~	~	~	~	~
Montana										
Gallatin Co. Det. Ctr.	81	5	0	0	0	~	~	~	~	~
Nebraska										
Sarpy Co.	~	~	~	~	~	153	1	0	0	0
Nevada										
Clark Co. Det. Ctr.	3,061	3	0	0	0	3,745	4	0	0	0
Washoe Co. Det. Ctr.	1,048	3	0	0	0	1,200	0	0	0	0
Las Vegas City Det. Ctr.	820	0	0	0	0	100	1	0	0	0
New Hampshire										
Carroll Co. House of Corr. & Jail	~	~	~	~	~	88	0	0	2	0
Strafford Co.	~	~	~	~	~	405	1	1	0	0
New Jersey										
Atlantic Co. Jail - Dept. of Public Safety[a]	914	1	0	0	0	909	2	0	/	/
Essex Co. Corr. Fac.	2,332	1	0	0	0	3,028	0	0	0	0
Hudson Co. Corr. Fac.	1,885	1	0	0	0	1,946	1	0	0	0
Hunterdon Co.[b]	102	1	0	/	/	~	~	~	~	~
Mercer Co. Corr. Ctr.[b]	995	3	3	/	/	~	~	~	~	~
Middlesex Co. Adult Corr. Ctr.[a]	1,204	1	0	0	0	980	0	0	/	/
Monmouth Co. Corr. Inst.	977	1	0	1	0	1,209	0	0	0	0
Morris Co. Corr. Fac.	327	1	0	0	0	308	0	0	0	0
Passaic Co.[a]	1,509	1	0	0	0	1,912	0	0	/	/
Union Co.	8,085	0	0	1	0	1,070	0	0	0	0
New Mexico										
Bernalillo Co./City Det. Ctr.	5,483	1	0	0	0	2,613	5	3	0	0
Gallup-Mckinley Adult Det. Ctr.	328	3	0	0	0	~	~	~	~	~
New York										
Nassau Co. Corr. Ctr.	1,607	1	0	0	0	1,716	2	0	1	0
New York City	13,546	28	0	11	0	14,064	18	0	10	0
Ontario Co.[c]	~	~	~	~	~	214	1	0	0	0
Rensselaer Co.	~	~	~	~	~	282	1	0	0	0
Suffolk Co.	1,695	1	0	1	0	1,752	0	0	0	0
Westchester Co.	1,478	2	0	0	0	1,465	1	0	0	0
North Carolina										
Durham Co.[a]	~	~	~	~	~	618	1	0	/	/
Mecklenburg Co.[b]	2,578	1	0	/	/	2,585	4	0	2	1
North Dakota										
Cass Co.	198	0	0	0	0	175	2	0	0	0

APPENDIX TABLE 23 (continued)

Allegations of staff-on-inmate sexual victimization reported by local jail authorities, by year and type of victimization, 2007-2008

Jurisdiction and facility	2008					2007				
	Average daily population	Reported staff-on-inmate sexual misconduct		Reported staff-on-inmate sexual harassment		Average daily population	Reported staff-on-inmate sexual misconduct		Reported staff-on-inmate sexual harassment	
		Allegations	Substantiated	Allegations	Substantiated		Allegations	Substantiated	Allegations	Substantiated
Ohio										
Cuyahoga Co. Corr. Ctr.	1,941	0	0	2	1	1,978	1	0	0	0
Franklin Co.[a]	2,202	0	0	1	1	2,314	0	0	/	/
Highland Co.	~	~	~	~	~	71	1	0	6	0
Lake Co. Adult Det. Ctr.	318	1	1	0	0	~	~	~	~	~
Oregon										
Clackamas Co.	~	~	~	~	~	336	1	0	0	0
Deschutes Co. Corr. Fac.	201	0	0	0	0	210	1	0	0	0
Lane Co.	330	2	0	0	0	558	2	0	1	0
Multnomah Co. Det. Fac.	1,502	12	1	4	1	1,592	14	0	5	1
Pennsylvania										
Clinton Co. Prison[b]	318	0	0	/	/	298	1	0	0	0
Dauphin Co. Prison	~	~	~	~	~	979	2	0	0	0
Franklin Co. Prison	358	0	0	2	0	343	0	0	0	0
Lackawanna Co. Prison	1,013	0	0	0	0	1,072	1	0	0	0
Lancaster Co. Prison	1,160	0	0	0	0	1,197	3	1	0	0
Montgomery Co Prison Corr. Fac.	1,742	0	0	0	0	1,614	1	0	0	0
Northampton Co. Dept. of Corr.	779	0	0	1	1	906	0	0	0	0
Philadelphia Prison System[b]	9,287	2	0	/	/	10,200	21	12	0	0
South Carolina										
Dillon Co. Det. Ctr.	~	~	~	~	~	160	1	1	0	0
Dorchester Co.	295	1	1	0	0	~	~	~	~	~
Orangeburg-Calhoun Reg. Det. Ctr.	~	~	~	~	~	336	1	0	1	0
Richland Co. Det. Ctr.	1,153	0	0	0	0	1,100	0	0	6	0
Spartanburg Co. Det. Fac.	~	~	~	~	~	919	0	0	1	1
York Co Moss Justice Ctr.[b]	425	1	0	/	/	~	~	~	~	~
Davidson Co. Sheriffs Office	2,470	3	2	0	0	2,470	9	7	1	1
Knox Co.	979	2	0	2	0	~	~	~	~	~
Sequatchie Co.	~	~	~	~	~	90	2	0	0	0
Sevier Co.	366	1	0	1	0	305	0	0	0	0
Shelby Co. Justice Ctr.	2,678	2	1	1	0	2,733	1	0	1	0
Texas										
Bexar Co. Adult Det. Ctr.[a]	4,211	4	0	0	0	3,176	3	0	/	/
Burnet Co.	~	~	~	~	~	89	1	0	0	0
Chambers Co.	~	~	~	~	~	114	1	0	0	0
Dallas Co.	6,157	0	0	0	0	7,180	1	0	0	0
Grayson Co.[a]	~	~	~	~	~	382	1	0	/	/
Harris Co.	10,891	6	1	1	1	9,657	3	0	0	0
Hunt Co. Criminal Justice Ctr.[b]	384	2	0	/	/	~	~	~	~	~
Travis Co.	2,431	1	0	0	0	2,623	4	0	1	0
Utah										
Davis Co.	~	~	~	~	~	736	1	1	0	0
Salt Lake Co.	2,125	1	0	7	0	1,880	9	7	2	2
Utah Co.[b]	646	1	1	/	/	685	0	0	0	0
Virginia										
Arlington Co.	~	~	~	~	~	623	2	0	0	0
Blue Ridge Reg. Jail Authority	1,267	2	0	0	0	~	~	~	~	~
Chesapeake City	1,133	3	1	2	0	1,109	2	0	1	1
Fairfax Co. Adult Det. Ctr.	1,325	0	0	0	0	1,311	1	0	0	0
Hampton Roads Reg. Jail	1,233	2	0	0	0	1,240	0	0	0	0
Henrico Co.	1,214	0	0	0	0	1,135	1	1	0	0
New River Valley Reg. Jail	~	~	~	~	~	650	4	0	0	0
Northwestern Reg. Adult Det. Ctr.	672	3	0	0	0	~	~	~	~	~

APPENDIX TABLE 23 (continued)
Allegations of staff-on-inmate sexual victimization reported by local jail authorities, by year and type of victimization, 2007-2008

	2008					2007				
		Reported staff-on-inmate sexual misconduct		Reported staff-on-inmate sexual harassment			Reported staff-on-inmate sexual misconduct		Reported staff-on-inmate sexual harassment	
Jurisdiction and facility	Average daily population	Allegations	Substantiated	Allegations	Substantiated	Average daily population	Allegations	Substantiated	Allegations	Substantiated
Virginia (continued)										
Pamunkey Reg. Jail	~	~	~	~	~	455	1	0	0	0
Prince William-Manassas Reg Adult Corr. Ctr.[a]	~	~	~	~	~	722	2	2	/	/
Richmond City	1,527	0	0	0	0	1,564	1	0	0	0
Riverside Reg. Jail	1,192	1	1	1	0	1,146	3	2	0	0
Roanoke City[b]	716	1	1	/	/	~	~	~	~	~
Southwest Virginia Reg.	1,102	0	0	0	0	1,379	1	1	0	0
Virginia Beach Municipal Corr. Ctr.	1,461	1	0	0	0	1,609	1	0	0	0
Washington										
Clark Co.	~	~	~	~	~	769	5	1	1	1
King Co.	2,476	10	0	7	0	2,727	6	0	1	0
Kitsap Co. Corr. Ctr.	371	0	0	1	0	435	0	0	0	0
Pierce Co.[b]	1,334	4	0	/	/	1,471	3	0	0	0
Snohomish Co.	1,225	3	0	0	0	1,284	0	0	0	0
West Virginia										
Kanawha Co. South Central Reg. Jail[b]	454	2	1	/	/	453	0	0	2	0
Raleigh Co. Southern Reg. Jail[b]	467	1	0	/	/	524	0	0	0	0
Wisconsin										
Dunn Co.	113	1	0	0	0	~	~	~	~	~
Marathon Co. Adult Det. Fac.[a]	~	~	~	~	~	300	1	0	/	/
Milwaukee Co.	890	0	0	0	0	947	1	1	0	0
Milwaukee Co. House of Corr.	1,841	2	0	0	0	2,247	0	0	2	0
Winnebago Co.	319	0	0	1	1	~	~	~	~	~

~Not applicable.

/Not reported.

[a]Allegations of staff sexual harassment could not be counted separately from allegations of staff sexual misconduct in 2007.

[b]Allegations of staff sexual harassment could not be counted separately from allegations of staff sexual misconduct in 2008.

[c]Counts of staff sexual misconduct in 2007 are based on substantiated allegations only.

[d]Jurisdiction did not record allegations of staff sexual harassment in 2008.

[e]Counts of staff sexual misconduct in 2008 are based on substantiated allegations only.

APPENDIX TABLE 24
Local jail authorities with no reported allegations of staff-on-inmate sexual victimization, 2007-2008

Jurisdiction and facility	Average daily population, 2008	Average daily population, 2007
Alabama		
Albertville City	~	37
Baldwin Co.	593	628
Bibb Co.	76	~
Brighton City[a]	~	5
De Kalb Co.[b]	177	~
Etowah Co. Det. Ctr.	812	~
Gardendale City	19	~
Geneva Co.	58	~
Madison Co. Det. Fac.	~	967
Mobile Co.	53	51
Montgomery Co. Det. Fac.[a]	~	688
Opp City	5	~
Pickens Co.[c]	~	91
Saraland City	~	4
Shelby Co.	459	~
Talledega Co.	286	~
Alaska		
Kotzebue Reg. Jail	15	~
Petersburg City	~	1
Sitka City	~	5
Arizona		
Apache Co.	122	~
Mohave Co.	460	525
Navajo Co. Det. Ctr.	349	377
Arkansas		
Ashley Co.	40	~
Benton Co. Det. Fac.[a]	~	493
Craighead Co. Det. Ctr.	311	~
Crawford Co.	~	73
Jackson Co. Det. Ctr.	~	35
Madison Co.	~	2
Mississippi Co. Det. Ctr.	157	~
Montgomery Co.	5	~
St. Francis Co.	~	2,796
Sebastian Co. Adult Det. Ctr.	~	381
Washington Co. Det. Ctr.[b]	549	~
Yell Co.	14	~
California		
Alameda Co.	4,431	4,278
Butte Co.	472	~
Kings Co.[b]	357	~
Lake Co. Hill Road Corr. Fac.[a]	~	260
Madera Co.	350	~
Marin Co.	309	290
Mendocino Co.	~	308
Merced Co.	769	~
Monterey Co.	1,118	1,120
Orange Co.	6,178	6,360
Placer Co.	~	595
Sacramento Co.	4,575	2,139
San Mateo Co.[c,d]	1,125	1,198
Santa Barbara Co.	~	950
Sierra Co.	2	~
Siskiyou Co.	~	83
Solano Co.[b]	937	1,065
Sonoma Co.	1,027	1,056
Stanislaus Co.	1,339	1,368
Tulare Co.	1,529	1,527
Tuolumne Co.	141	~
Ventura Co.	835	850
Yolo Co.	~	428
Yuba Co.	360	~
Colorado		
Adams Co. Det. Fac.	1,286	1,300
Denver Co.[a,b]	2,281	2,395
Garfield Co.	130	~
Jackson Co.	~	1,194
Lincoln Co.[b]	120	~
Logan Co.	~	120
Mesa Co. Det. Fac.	347	368
Florida		
Bradford Co.	125	~
Clay Co.[a]	~	398
Columbia Co. Det. Ctr.[b]	295	~
Dixie Co.	~	91
Escambia Co.	1,812	1,881
Hillsborough Co.[a]	3,847	4,015
Indian River Co.	~	544
Jackson Co. Corr. Fac.[a]	~	226
Jacksonville City	3,727	3,629
Lafayette Co.	~	32
Lake Co.[a]	~	1,033
Leon Co. Det. Fac.[a]	1,132	1,153
Martin Co.	611	601
Okeechobee Co.	263	~
Orange Co.	4,454	4,096
Osceola Co.	1,160	~
Pasco Co.	1,277	1,271
Pinellas Co.[a]	3,368	3,593
Santa Rosa Co.[a]	~	520
Sarasota Co.	1,019	1,045
Seminole Co. Corr. Fac.	1,003	~
St. Johns Co.[b]	530	~
St. Lucie Co. Main Jail	1,550	1,434
Sumter Co. Det. Ctr.	249	275
Georgia		
Augusta-Richmond Co.	1,112	1,239
Bibb Co. Law Enforcement Ctr.	~	751
Carroll Co.	~	533
Chatham Co. Adult Det. Ctr.[a,e]	1,739	1,718
Chattooga Co.[a]	~	58
Clarke Co.	365	~
Clinch Co.[b]	26	~
Cobb Co. Sheriff's Office Jail & Prison Unit[a]	2,490	2,104
Coweta Co.[a]	341	330
Dawson Co.	189	~
Decatur Co. Corr. Inst.	260	~
Dekalb Co.	3,015	3,252
Dodge Co.	68	~
Dougherty Co.	831	816
Early Co.	~	39

APPENDIX TABLE 24 (continued)

Local jail authorities with no reported allegations of staff-on-inmate sexual victimization, 2007-2008

Jurisdiction and facility	Average daily population, 2008	Average daily population, 2007
Effingham Co. Prison	~	242
Evans Co.[c]	~	18
Floyd Co. Prison	739	339
Forsyth Co.	313	~
Glynn Co. Det. Ctr.	532	~
Gordon City	0	~
Gordon Co.	249	~
Gwinnett Co Dept. of Corr.	682	~
Hall Co. Det. Ctr.[a]	~	624
Houston Co.[a]	~	405
Jackson Co.[d]	146	~
Jeff Davis Co.	44	~
Jones Co.[f]	126	~
Lamar Co.	90	~
Lee Co.	72	~
Liberty Co. Jail	~	247
Lowndes Co.	702	~
Madison Co.	~	69
McDuffie Co.	~	153
Mitchell Co. Corr. Inst.	~	140
Monroe Co.	~	134
Muscogee Co. Prison[a,f]	568	565
Newton Co.	626	~
Pike Co.	~	3
Spalding Co. Corr. Inst.	~	378
Thomas Co.	~	210
Troup Co.	465	~
Troup Co. Corr. Inst.	~	351
Ware Co.	383	~
Idaho		
Bonneville Co.	238	288
Canyon Co.	479	~
Idaho Co.[b]	10	~
Kootenai Co.	~	379
Power Co.[a]	~	10
Twin Falls Co.	203	~
Illinois		
Adams Co.	~	101
De Kalb Co.	~	102
Kane Co.	671	615
Kankakee Co.[a]	~	506
Lawrence Co.	~	19
McDonough Co.	34	~
Macon Co.	251	~
Monroe Co.	10	~
Rock Island Co.	~	266
Saline Co. Law Enforcement & Det. Ctr.	81	~
Sangamon Co.	340	~
Stephenson Co.	134	~
Vermilion Co.	~	260
Indiana		
Adams Co.	65	~
Allen Co.	~	700
Bartholomew Co.	154	192
Delaware Co. Justice Ctr.	318	317
Elkhart Co. Security Ctr. (Jail)[b]	747	~
Grant Co. Security Complex	251	~
Greene Co.	~	64
Hamilton Co.	~	327
Hancock Co.	~	148
Harrison Co.	170	~
Howard Co.[f]	341	~
Jay Co.	~	40
Johnson Co.	~	290
Knox Co.	~	153
Lake Co.[a,f]	923	937
Marion Co.	~	1,361
St. Joseph Co.	650	~
Vanderburgh Co.[c,e]	~	708
Iowa		
Black Hawk Co.	183	257
Buena Vista Co.	24	~
Carroll Co.	~	12
Clinton Co.	9	~
Decatur Co.	5	~
Delaware Co.	~	7
Emmet Co.	8	~
Howard Co.	~	7
Marshall Co.	~	146
Scott Co. Jail & Annex	8,829	295
Sioux Co.	~	37
Kansas		
Chautauqua Co.[a]	~	9
Ford Co.	91	~
Johnson Co.[b]	715	863
Lane Co.[b]	2	~
Linn Co.	8	~
Montgomery Co.	~	144
Pratt Co.	~	15
Smith Co.	7	~
Kentucky		
Boone Co.[b]	448	~
Boyd Co.	~	227
Breckinridge Co.[b]	191	~
Campbell Co.[b]	425	427
Casey Co./State Jail	308	~
Christian Co.[b]	632	686
Clark Co. Det.[a]	~	8
Clay Co. Det. Ctr.	235	~
Crittenden Co.	~	12
Graves Co.	~	101
Grayson Co. Jail & Annex	580	~
Hardin Co. Det. Ctr.[a]	~	545
Laurel Co.	~	292
Pike Co.	300	~
Three Forks Reg. Jail	205	~
Webster Co.	109	108
Louisiana		
Ascension Parish Jail	258	~
Avoyelles Parish	1,231	1,230
Bayou Dorcheat Corr. Ctr.[c]	~	524
Bossier Parish	1,262	~

APPENDIX TABLE 24 (continued)
Local jail authorities with no reported allegations of staff-on-inmate sexual victimization, 2007-2008

Jurisdiction and facility	Average daily population, 2008	Average daily population, 2007
Calcasieu Parish Corr. Ctr.[a]	1,249	1,197
Caldwell Parish Jails - (3 Facilities)[a]	318	318
Catahoula Parish Jail & Det. Fac	~	22
De Soto Parish Jail	110	~
East Baton Rouge Prison[a]	1,671	1,606
East Carroll Det. Ctr.[a]	688	1,125
Evangeline Parish Jail	~	72
Iberia Parish Jail[b]	485	~
Jefferson Parish Jail	~	839
La Salle Parish Jail	~	23
Morehouse Parish Jail[a]	160	535
Morgan City	59	~
New Orleans Parish Prison System	2,570	2,685
Ouachita Parish Corr. Fac.	900	~
Pointe Coupee Parish Det. Ctr.	174	~
Rapides Parish	272	~
Richland Parish Det. Ctr.[b]	854	840
Sherman Walker Corr. Ctr.	~	298
St. Charles Parish Jail	532	~
St. Landry Parish Jail	~	23
St. Tammany Parish	~	746
Terrebonne Parish Jail	670	~
Union Parish Det. Ctr.	360	347
Maine		
Hancock Co.	44	~
Kennebec Co.	~	170
Maryland		
Baltimore City[b]	4,113	3,899
Charles Co. Det. Ctr.	377	~
Harford Co. Det. Ctr.	461	400
Prince Georges Co. Corr. Ctr.	1,385	1,486
Worcester Co.	253	~
Massachusetts		
Hampshire Co. Jail & House of Corr.[b]	288	~
Norfolk Co.	~	702
Plymouth Co. House of Corr. & Jail	1,516	1,596
Michigan		
Antrim Co.	40	~
Bay Co. Law Enforcement Ctr.	~	219
Benzie Co.	~	31
Calhoun Co.	497	~
Cass Co.	~	126
Emmet Co.	86	~
Ingham Co.[b,f]	672	685
Kalamazoo Co.[b]	324	365
Kent Co.[a]	1,307	1,352
Mecosta Co.	~	86
Monroe Co.	328	~
Saginaw Co.[a]	~	516
St. Clair Co.	428	408
St. Joseph Co.	269	~
Wayne Co.[a]	2,185	2,713
Minnesota		
Anoka Co.	228	~
Beltrami Co.	~	121
Dakota Co.	~	335
Hennepin Co. Workhouse	~	582
Hennepin Co. Adult Det. Ctr.	728	~
Itasca Co.	83	~
Koochiching Co. Law Enforcement Ctr.	14	~
Lyon Co. Law Enforcement Ctr.	~	30
Marshall Co. Law Enforcement Ctr.	~	10
Nobles Co.[a]	~	57
Olmsted Co.	~	280
Otter Tail Co. Det. Ctr.	58	~
Ramsey Co. Corr. Fac.	398	~
Mississippi		
Calhoun Co.	~	47
Carroll/Montgomery Region Corr. Ctr.	337	~
Clarke Co.[b]	44	~
Clay Co.	~	10
Harrison Co.	1,160	1,150
Hinds Co.[a]	1,042	931
Holmes-Humphrey Reg. Corr. Fac	379	~
Jackson Co.[b]	412	~
Jefferson Franklin Corr. Fac.	296	~
Lafayette Co.[a]	~	130
Lauderdale Co.	~	270
Leake Co. Corr. Fac.	361	373
Leflore Co.	125	~
Rankin Co.[a,d]	416	58
Walthall Co.	~	22
Webster Co.	12	~
Winstonchoctaw Reg. Corr. Fac.	~	350
Missouri		
Arnold Municipal City[a]	~	7
Belton City	10	~
Clay Co. Det. Ctr.	322	~
Douglas Co.	~	19
Franklin Co.[b]	121	~
Greene Co.[f]	539	~
Jackson Co. Det. Ctr.	~	784
Lincoln Co.[a,g]	~	147
Marion Co.	6	~
Montgomery Co.	~	76
Ozark Co.	16	~
St. Charles Co.	~	329
Stoddard Co.	65	~
Montana		
Cascade Co. Reg. Jail	380	~
Fallon Co.[a]	~	1
Flathead Co. Det. Ctr.[c]	~	92
Missoula Co.	314	337
Pondera Co.	6	~
Sanders Co.	~	20
Nebraska		
Box Butte Co.[b]	16	~
Douglas Dept. of Corr.	1,148	1,041
Hamilton Co.	~	6
Harlan Co.	~	3
Lancaster Co.	450	474
Morrill Co.	~	13
Thayer Co.	3	~

APPENDIX TABLE 24 (continued)
Local jail authorities with no reported allegations of staff-on-inmate sexual victimization, 2007-2008

Jurisdiction and facility	Average daily population, 2008	Average daily population, 2007
Nevada		
North Las Vegas Det. Corr. Ctr.	~	869
New Hampshire		
Hillsborough Co. House of Corr.	583	~
Rockingham Co. Jail & House of Corr.	332	~
New Jersey		
Bergen Co. Jail & Annex	~	970
Burlington Co.	~	703
Camden Co. Corr. Fac.	1,640	1,608
Cumberland Co.	580	~
Gloucester Co.	373	~
Somerset Co. Jail & Annex	~	324
New Mexico		
Catron Co.	~	4
Curry Co.	37	~
Dona Ana Co. Det. Ctr.	852	~
Lea Co.	~	299
Luna Co.	~	392
Roosevelt Co.	79	~
Sandoval Co.	396	~
San Juan Co. Det. Ctr.	~	606
New York		
Albany Co. Corr. Fac.	687	762
Chenango Co.[b]	79	~
Erie Co. Holding Ctr.[b]	1,364	~
Erie Couny Corr. Fac.	~	1,469
Jefferson Co.	142	~
Madison Co.[b]	3	~
Monroe Co.	1,343	1,450
Montgomery Co.	~	126
Niagara Co.[d]	489	~
Oneida Co. Corr. Fac.	~	468
Onondaga Co. Dept. of Corr.	474	~
Rockland Co. Corr. Ctr.	~	262
Schenectady Co.	305	317
St. Lawrence Co.	~	112
Tioga Co.	~	83
North Carolina		
Buncombe Co.	409	475
Cabarrus Co.	~	217
Duplin Co.	~	16
Edgecombe Co.	282	260
Forsyth Co.	891	~
Gaston Co.	541	517
Guilford Co.	~	926
Lee Co.[a]	~	161
McDowell Co.[b]	104	~
Moore Co.	129	~
Pamlico Co.	~	87
Richmond Co.	86	87
Robeson Co.	377	~
Rowan Co.	274	~
Vance Co.	~	153
Wake Co.	1,331	1,211
Wilson Co.[b]	220	~
North Dakota		
Grand Forks Co. Corr. Ctr.[b]	171	159
Pembina Co.[f]	7	~
Ohio		
Butler Co.	1,042	1,101
Clermont Co.	304	~
Clinton Co.	19	~
Crawford Co.	111	112
Delaware Co.	163	~
Fayette Co.[b]	52	~
Greene Co.	~	381
Hamilton Co.	2,019	2,086
Lorain Co.	427	450
Mahoning Co.	561	527
Miami Co.[a]	~	104
Muskingum Co.	~	154
Niles City	2	~
Noble Co.	~	20
Richland Co.	~	152
Summit Co. Jail & Glenwood Annex[b]	658	~
Oklahoma		
Carter Co.	~	185
Comanche Co.[a]	291	298
Grady Co.	334	~
Latimer Co.	100	~
Midwest City	~	48
Muldrow City[a]	~	6
Muskogee Co. City Det. Ctr.	~	287
Oklahoma Co.	2,281	2,369
Roger Mills Co.	~	17
Rogers Co.[b]	192	~
Stephens Co.[a]	~	108
Washington Co.[f]	102	91
Woodward Co.	31	~
Oregon		
Marion Co.[b]	501	~
Polk Co.	~	115
Pennsylvania		
Allegheny Co.[a]	2,749	2,650
Berks Co. Prison	1,109	1,304
Blair Co. Prison[d]	304	~
Bucks Co.	780	1,180
Centre Co. Prison	~	212
Clearfield Co. Prison	135	~
Erie Co.	632	~
Greene Co. Prison	~	105
Lebanon Co. Corr. Fac.[b]	518	538
Lehigh Co.	1,169	1,181
Washington Co.	413	~
South Carolina		
Abbeville Co. Det. Ctr.	61	~
Aiken Co. Dt. Ctr.	422	~
Anderson Co.	428	~
Beaufort Co. Det. Ctr.	300	~
Berkeley Co. Det. Ctr.	~	362
Charleston Co.[a,b]	1,694	1,762
Horry Co. Det. Ctr.[b]	656	~
Pickens Co.	~	96

APPENDIX TABLE 24 (continued)

Local jail authorities with no reported allegations of staff-on-inmate sexual victimization, 2007-2008

Jurisdiction and facility	Average daily population, 2008	Average daily population, 2007
South Dakota		
Bon Homme Co.	~	6
Hughes Co.	48	~
Meade Co.	~	45
Minnehaha Co.[a,b]	520	520
Pennington Co. Jail	420	~
Winner City[g]	~	63
Carroll Co.[b]	76	74
Greene Co.	366	~
Lawrence Co.	130	~
Lincoln Co.	125	~
Madison Co. Penal Farm	~	80
Rutherford Co.	771	~
Shelby Co. Corr. Ctr.	2,960	2,960
Sullivan Co.	675	584
Sumner Co.[a]	~	616
Warren Co.	212	~
Washington Co.[d,h]	519	~
Williamson Co.[a,b]	311	341
Wilson Co.	~	250
Texas		
Angelina Co.	258	~
Bell Co. Law Enforcement Ctr.	672	~
Brazos Co.	553	~
Caldwell Co.	~	168
Cameron Co.[a]	100	971
Collin Co.	897	~
Denton Co. Det. Ctr.	1,121	1,065
Ector Co.[a,b]	583	594
Edwards Co.	9	~
El Paso Co. Det. Fac.	2,209	2,220
Guadalupe Co. Det. Ctr.	378	460
Hays Co.	315	~
Hidalgo Co. Adult Det. Ctr.[a,b]	1,132	1,185
Hood Co.	161	~
Jasper Co. Law Enforcement Ctr.	~	62
Jefferson Co. Det. Ctr.[a]	924	1,176
Lipscomb Co.	~	2
Lubbock Co.	724	1,000
McLennan Co.	869	860
Maverick Co.	~	230
Midland Co.[a]	~	280
Mills Co.	7	~
Montgomery Co.	815	1,112
Nueces Co.	950	~
Parker Co.[b]	310	~
Randall Co.	~	272
Rusk Co.[b]	89	88
San Patricio Co.	192	~
Shelby Co.	~	51
Sherman Co.[a]	~	2
Tarrant Co.[c]	3,333	3,377
Tom Green Co.	~	415
Upton Co.	38	~
Victoria Co.[b]	450	~
Walker Co.	~	130
Wichita Co.[d]	435	435
Zavala Co.	9	~
Utah		
Beaver Co.	370	~
Cache Co.[a]	~	306
Tooele Co.	~	119
Weber Co. Corr. Fac.[a]	973	770
Virginia		
Accomack Co.	~	113
Albemarle-Charlottesville Reg. Jail[b]	520	538
Alexandria City Det. Ctr.[b]	540	~
Botetourt Co.[b]	91	~
Central Virginia Reg. Jail	372	395
Danville City	~	208
Danville City Prison Farm[a,b]	149	164
Middle River Reg. Jail	651	~
Newport News City	629	~
Norfolk Municipal Jail	1,638	1,727
Northern Neck Reg. Jail	451	~
Patrick Co.	27	~
Peumansend Creek Reg. Jail[a]	275	288
Rappahannock Co.	~	16
Rappahannock Reg. Jail & Annex[b]	1,017	1,003
Roanoke Co.	286	~
Rockingham Reg. Jail	~	295
Virginia Peninsula Reg. Jail	~	489
Washington		
Asotin Co.	~	47
Benton Co.	672	~
Buckley City[b]	22	~
Kent City[a]	~	139
Kirkland City	~	7
Skagit Co.	237	~
Spokane Co. Geiger Corr. Ctr.	510	562
Whatcom Co.	428	~
West Virginia		
Marshall Co. Northern Reg. Jail & Corr. Complex	~	314
North Central Reg. Jail	517	~
Tygart Valley Reg. Jail	356	~
Western Reg. Jail[g]	~	461
Wisconsin		
Adams Co.	~	64
Barron Co. Justice Ctr.	~	123
Brown Co.[a]	~	770
Burnett Co. Law Enforcement Ctr.[b]	30	~
Dane Co.	926	~
Dodge Co.	462	463
Eau Claire Co.	~	274
Ozaukee Co.	~	220
Racine Co.[b]	788	~
Richland Co.	~	27
Rock Co.	~	521
Shawano Co.[b]	510	~
Waukesha Co.	655	~

APPENDIX TABLE 24 (continued)
Local jail authorities with no reported allegations of staff-on inmate sexual victimization, 2007-2008

Jurisdiction and facility	Average daily population, 2008	Average daily population, 2007
Wyoming		
Fremont Co.	~	166
Laramie Co.	222	~
Natrona Co. Det. Ctr.[a]	~	297
Platte Co.	97	~
Sheridan Co.	90	~
Sweetwater Co.[a]	~	119

~ Not applicable. Facility not sampled in survey year.

[a]Allegations of staff sexual harassment could not be counted separately from allegations of staff sexual misconduct in 2007.

[b]Allegations of staff sexual harassment could not be counted separately from allegations of staff sexual misconduct in 2008.

[c]Jurisdiction did not record allegations of staff sexual harassment in 2007.

[d]Jurisdiction did not record allegations of staff sexual harassment in 2008.

[e]Jurisdiction did not record allegations of staff sexual misconduct in 2007.

[f]Counts of staff sexual misconduct in 2008 are based on substantiated allegations only.

[g]Counts of staff sexual misconduct in 2007 are based on substantiated allegations only.

[h]Jurisdiction did not record allegations of staff sexual misconduct in 2008.

APPENDIX TABLE 25

Allegations of inmate-on-inmate sexual victimization reported by private prison and jail authorities, by year and type of victimization, 2007-2008

Jurisdiction and facility	2008					2007				
	Average daily population	Reported inmate-on-inmate nonconsensual sexual acts		Reported inmate-on-inmate abusive sexual contacts		Average daily population	Reported inmate-on-inmate nonconsensual sexual acts		Reported inmate-on-inmate abusive sexual contacts	
		Allegations	Substantiated	Allegations	Substantiated		Allegations	Substantiated	Allegations	Substantiated
Total	/	56	6	14	4	/	58	6	27	0
Arizona										
Eloy Det. Ctr. (CCA)	1,456	0	0	1	0	1,449	3	0	1	0
Colorado										
Bent Co. Corr. Fac. (CCA)	847	1	0	1	0	~	~	~	~	~
High Plains Corr. Fac. (GRW/CCI)[a,b]	~	~	~	~	~	244	8	0	19	0
Florida										
Bay Corr. Inst. (CCA)	25	2	0	0	0	~	~	~	~	~
Lake City Corr. Fac.(CCA)	906	4	0	0	0	891	3	0	0	0
South Bay Corr. Fac. (GEO)[c]	1,858	4	0	/	/	~	~	~	~	~
Georgia										
Coffee Corr. Fac.(CCA)[c,d]	1,691	~	~	/	/	1,690	10	0	/	/
D. Ray James Prison	1,796	0	0	2	0	1,728	0	0	0	0
Wheeler Corr. Fac. (CCA)[d,e]	1,692	1	0	/	/	1,680	3	0	/	/
Idaho										
Idaho Corr. Fac. (CCA)[c]	1,493	0	0	/	/	1,464	0	0	1	0
Illinois										
Substance Abuse Services-Marion (FWHS)	39	0	0	1	0	~	~	~	~	~
Kansas										
Leavenworth Det. Ctr. (CCA)	1,057	1	0	0	0	962	0	0	0	0
Kentucky										
Lee Adjustment Ctr. (CCA)	684	2	0	0	0	~	~	~	~	~
Louisiana										
Allen Corr. Ctr. (GEO)[b]	1,469	0	0	0	0	1,530	2	0	0	0
Mississippi										
East Mississippi Corr. Fac.(GEO)	950	2	0	2	1	870	2	1	0	0
Tallahatchie Co. Corr. Fac. (CCA)	1,685	0	0	0	0	1,500	5	0	2	0
Walnut Grove Youth Corr. Fac. (CCI)	1,019	1	0	0	0	~	~	~	~	~
Montana										
Helena Pre-Release Ctr. (BACS)	92	1	1	0	0	~	~	~	~	~
New Mexico										
Lea Co. Corr. Fac. (GEO)[f]	1,238	1	0	0	0	1,240	0	0	0	0
Ohio										
Oriana House, Inc.	16	2	0	0	0	~	~	~	~	~
Oklahoma										
Cimarron Corr. Fac. (CCA)	993	5	2	0	0	1,021	6	3	0	0
David L. Moss Criminal Justice Ctr.[g]	1,425	1	1	3	3	1,517	0	0	0	0
Davis Corr. Fac.(CCA)	1,062	6	0	1	0	~	~	~	~	~
Diamondback Corr. Fac. (CCA)	2,150	1	0	0	0	2,093	0	0	0	0
Lawton Corr. Fac. (GEO)[e]	2,480	8	2	/	/	2,498	8	0	2	0
Tennessee										
Hardeman Co. Corr. Ctr. (CCA)	1,963	2	0	0	0	1,962	0	0	0	0
South Central Ctr. (CCA)	1,633	4	0	2	0	1,642	5	1	2	0
Whiteville Corr. Fac. (CCA)[c]	1,489	2	0	/	/	~	~	~	~	~
Texas										
Big Spring Corr. Ctr. (CCI)[c,d]	3,389	0	0	/	/	2,835	2	1	/	/
Bradshaw State Jail (CCA)[c]	1,970	3	0	/	/	~	~	~	~	~
Dalby Corr. Ctr. (MTC)	1,875	1	0	0	0	~	~	~	~	~
Eden Corr. Ctr. (CCA)	1,495	0	0	0	0	1,540	1	0	0	0

APPENDIX TABLE 25 (continued)

Allegations of inmate-on-inmate sexual victimization reported by private prison and jail authorities, by year and type of victimization, 2007-2008

Jurisdiction and facility	2008					2007				
	Average daily population	Reported inmate-on-inmate nonconsensual sexual acts		Reported inmate-on-inmate abusive sexual contacts		Average daily population	Reported inmate-on-inmate nonconsensual sexual acts		Reported inmate-on-inmate abusive sexual contacts	
		Allegations	Substantiated	Allegations	Substantiated		Allegations	Substantiated	Allegations	Substantiated
Virginia										
Lawrenceville Corr. Ctr. (GEO)	1,557	1	0	1	0	1,554	0	0	0	0

~Not applicable.

/Not reported.

BACS—Boyd Andrew Community Services

CCA—Corrections Corp. of America

CCI—Cornell Companies, Inc.

FWHS—Franklin-Williamson Human Services, Inc.

GEO—The GEO Group, Inc.

MTC—Management & Training Corp.

SMBH—Southeast Missouri Behavioral Health

[a]Cornell Companies, Inc. took over management of the Brush Correctional Facility from GRW Corporation in May 2007. It was renamed High Plains Correctional Facility.

[b]Counts of nonconsensual sexual acts in 2007 are based on substantiated allegations only.

[c]Allegations of abusive sexual contacts could not be counted separately from allegations of nonconsensual sexual acts in 2008.

[d]Allegations of abusive sexual contacts could not be counted separately from allegations of nonconsensual sexual acts in 2007.

[e]Facility did not record allegations of abusive sexual contact in 2008.

[f]Counts of nonconsensual sexual acts in 2008 are based on completed acts only.

[g]Facility is currently operated locally.

APPENDIX TABLE 26

Private prison and jail authorities with no reported allegations of inmate-on-inmate sexual victimization, 2007-2008

Jurisdiction and facility	Average daily population, 2008	Average daily population, 2007
Arizona		
Arizona State Prison - Florence West (GEO)	698	~
Arizona State Prison - Kingman (MTC)	1,490	~
Arizona State Prison - Phoenix West (GEO)	479	512
California		
California City Corr. Ctr. (CCA)[a,b]	2,621	692
Central Valley Community Corr. Fac. (GEO)	585	600
Desert View Community Corr. Fac. (GEO)	584	~
Taft Corr. Inst. (MTC)[a]	2,355	2,316
Colorado		
Crowley Co. Corr. Fac.(CCA)[c]	1,630	~
Kit Carson Co. Corr. Ctr. (CCA)	960	749
Phoenix Ctr. Adams Co. Community Corr. (CEC)[c]	228	~
Tooley Hall (CEC)	59	~
Women's Remediation Ctr. (CC)[c]	308	~
Connecticut		
Berman Treatment Ctr. (CSI)	17	~
Florida		
Citrus Co. Det. Fac. (CCA)	646	~
Gadsden Corr. Fac. (CCA)	137	1,273
Hillsborough Co. (CSC)	92	~
Moore Haven Corr. Fac. (GEO)	15	~
McRae Corr. Fac. (CCA)	1,724	~
Illinois		
Southwood Interventions (CCI)[a]	~	101
Kentucky		
Dismas Charities-Portland (DCI)	218	~
Marion Adjustment Ctr. (CCA)[a]	~	790
Louisiana		
C.I.N.C., Inc.	180	~
Winn Corr. Ctr. (CCA)	1,461	~
Minnesota		
Prairie Corr. Fac. (CCA)[c]	1,413	~
Mississippi		
Delta Corr. Fac.(CCA)	968	970
Wilkinson Co. Corr. Ctr.(CCA)	988	~
Missouri		
S.E. Missouri Comm. Treatment Ctr. (SMBH)[c]	38	~
Montana		
Alpha House (AI)[c]	158	~

Jurisdiction and facility	Average daily population, 2008	Average daily population, 2007
New Jersey		
Bo Robinson Education & Training Ctr. (CEC)	~	495
Hope Hall (VOA)[c]	170	~
Talbot Hall (CEC)	499	~
New Mexico		
Cibola Co. Corr. Ctr. (CCA)	1,138	~
Dismas Charities - Las Cruces (DCI)	73	~
New Mexico Women's Corr. Fac. (CCA)[c]	563	576
Valencia Co. Adult Det. Ctr. - Cornell Corr.	~	163
North Carolina		
Rivers Corr. Inst. (GEO)	1,298	~
Ohio		
Alvis House Cope Ctr.[e]	~	22
Lake Erie Corr. Inst. (MTC)	1,484	~
N.E. Ohio Corr. Ctr. (CCA)	1,982	~
North Coast Corr. Treatment Fac. (MTC)	~	649
Oklahoma		
Carver Corr. Ctr. (ACS)	277	~
Catalyst Behavioral Services - Ivanhoe	102	92
Great Plains Corr. Fac. (CCI)	1,153	~
Pennsylvania		
Kintock - Philadelphia	338	337
Tennessee		
Salvation Army Ctr.	47	~
Texas		
B.M. Moore Corr. Ctr. (MTC)	499	~
Bartlett (CCA)	1,046	1,003
Bridgeport Corr. Ctr. (GEO)	519	518
Bridgeport PPT (CCA)	200	~
Country Rehab. Ctr., Inc. of Tyler	~	46
Dawson State Jail (CCA)	2,188	2,182
Estes Unit (MTC)	1,036	~
Kyle Unit (CEC)	519	~
Liberty Co. Jail (CEC)	318	~
Limestone Co. Det. Ctr. (CEC)[c]	1,005	997
Lindsey State Jail (CCA)	1,027	~
Lockhart PPT (GEO)	~	997
Mineral Wells PPT (CCA)	2,056	2,085
Reeves Co. Det. Ctr. (GEO)[c,f]	2,175	2,147
Reeves Co. Det. Ctr. III	1,350	~
Willacy Co. State Jail (CCA)	1,065	1,059

ACS—Avalon Correctional Services, Inc.
AI—Alternatives, Inc.
CC—ComCor, Inc.
CCA—Corrections Corp. of America
CCI—Cornell Companies, Inc.
CEC—Community Education Centers, Inc.
CSC—Correctional Services Corp.
CSI—Community Solutions, Inc.
DCI—Dismas Charities, Inc.
GEO—The GEO Group, Inc.
MTC—Management & Training Corp.
SMBH—Southeast Missouri Behavioral Health
VOA—Volunteers of America - Delaware Valley

~Not applicable.

[a]Allegations of abusive sexual contacts could not be counted separately from allegations of nonconsensual sexual acts in 2007.

[b]Facility did not record allegations of abusive sexual contact in 2008.

[c]Allegations of abusive sexual contacts could not be counted separately from allegations of nonconsensual sexual acts in 2008.

[d]Facility is currently closed.

[e]Counts of nonconsensual sexual acts in 2007 are based on substantiated allegations only.

[f]Counts of nonconsensual sexual acts in 2008 are based on substantiated allegations only.

APPENDIX TABLE 27

Allegations of staff-on-inmate sexual victimization reported by private prison and jail authorities, by year and type of victimization, 2007-2008

	2008					2007				
		Reported allegations of staff sexual misconduct with inmates		Reported allegations of staff sexual harassment of inmates			Reported allegations of staff sexual misconduct with inmates		Reported allegations of staff sexual harassment of inmates	
Jurisdiction and facility	Average daily population	Allegations	Substantiated	Allegations	Substantiated	Average daily population	Allegations	Substantiated	Allegations	Substantiated
Total	/	59	20	8	1	/	29	7	5	0
Arizona										
Eloy Det. Ctr. (CCA)	1,456	2	0	0	0	1,449	1	0	0	0
California										
Taft Corr. Inst. (MTC)[a]	2,355	1	0	0	0	2,316	0	0	/	/
Colorado										
Crowley Co. Corr. Fac.(CCA)	1,630	4	0	0	0	~	~	~	~	~
High Plains Corr. Fac. (GRW/CCI)[b,c]	~	~	~	~	~	244	1	0	0	0
Kit Carson Co. Corr. Ctr. (CCA)	960	0	0	0	0	749	4	0	1	0
Florida										
Gadsden Corr. Fac. (CCA)	137	3	1	0	0	1,273	0	0	0	0
Lake City Corr. Fac.(CCA)	906	1	0	0	0	891	1	1	0	0
Moore Haven Corr. Fac. (GEO)[d]	15	1	0	/	/	~	~	~	~	~
South Bay Corr. Fac. (GEO)	1,858	1	1	0	0	~	~	~	~	~
Georgia										
Coffee Corr. Fac.(CCA)	1,691	1	0	1	0	1,690	0	0	0	0
D. Ray James Prison[a]	1,796	3	0	1	0	1,728	0	0	/	/
McRae Corr. Fac. (CCA)	1,724	1	1	0	0	~	~	~	~	~
Idaho										
Idaho Corr. Fac. (CCA)	1,493	1	0	0	0	1,464	1	0	0	0
Illinois										
Substance Abuse Services-Marion (FWHS)	39	2	0	0	0	~	~	~	~	~
Kansas										
Leavenworth Det. Ctr. (CCA)	1,057	2	1	0	0	962	0	0	0	0
Kentucky										
Lee Adjustment Ctr. (CCA)	684	4	1	0	0	~	~	~	~	~
Marion Adjustment Ctr. (CCA)[a]	~	~	~	~	~	790	2	1	/	/
Louisiana										
Winn Corr. Ctr. (CCA)	1,461	3	3	0	0	~	~	~	~	~
Minnesota										
Prairie Corr. Fac. (CCA)[d]	1,413	1	1	/	/	~	~	~	~	~
Mississippi										
Delta Corr. Fac.(CCA)	968	1	0	0	0	970	1	1	2	0
Marshall Co. Corr. Fac. (GEO)[e]	900	1	0	0	0	~	~	~	~	~
Wilkinson Co. Corr. Ctr.(CCA)	988	2	0	2	0	~	~	~	~	~
New Mexico										
New Mexico Women's Corr. Fac. (CCA)	563	4	0	1	1	576	0	0	0	0
North Carolina										
Rivers Corr. Inst. (GEO)	1,298	1	0	0	0	~	~	~	~	~
Ohio										
Lake Erie Corr. Inst. (MTC)	1,484	1	0	0	0	~	~	~	~	~
N.E. Ohio Corr. Ctr. (CCA)	1,982	1	0	0	0	~	~	~	~	~
Oklahoma										
Catalyst Behavioral Services - Ivanhoe	102	0	0	0	0	92	1	0	0	0
David L. Moss Criminal Justice Ctr.[a,f]	1,425	1	1	0	0	1,517	2	0	/	/
Diamondback Corr. Fac. (CCA)	2,150	2	2	0	0	2,093	2	2	1	0
Lawton Corr. Fac. (GEO)[d]	2,480	1	0	/	/	2,498	2	0	0	0
Pennsylvania										
Kintock - Philadelphia[d]	338	0	0	/	/	337	2	0	0	0
Tennessee										
South Central Ctr. (CCA)	1,633	3	1	0	0	1,642	2	1	0	0
Whiteville Corr. Fac. (CCA)	1,489	1	1	0	0	~	~	~	~	~

APPENDIX TABLE 27 (continued)

Allegations of staff-on-inmate sexual victimization reported by private prison and jail authorities, by year and type of victimization, 2007-2008

Jurisdiction and facility	2008					2007				
	Average daily population	Reported allegations of staff sexual misconduct with inmates		Reported allegations of staff sexual harassment of inmates		Average daily population	Reported allegations of staff sexual misconduct with inmates		Reported allegations of staff sexual harassment of inmates	
		Allegations	Substantiated	Allegations	Substantiated		Allegations	Substantiated	Allegations	Substantiated
Texas										
Big Spring Corr. Ctr. (CCI)[a]	3,389	3	3	0	0	2,835	2	1	/	/
Eden Corr. Ctr. (CCA)	1,495	2	1	0	0	1,540	0	0	0	0
Liberty Co. Jail (CEC)	318	2	2	0	0	~	~	~	~	~
Virginia										
Lawrenceville Corr. Ctr. (GEO)	1,557	2	0	3	0	1,554	5	0	1	0

~Not applicable.

/Not reported.

CCA—Corrections Corp. of America

CCI—Cornell Companies, Inc.

CEC—Community Education Centers, Inc.

GEO—The GEO Group, Inc.

[a]Allegations of staff sexual harassment could not be counted separately from allegations of staff sexual misconduct in 2007.

[b]Cornell Companies, Inc. took over management of the Brush Correctional Facility from GRW Corporation in May 2007. It was renamed High Plains Correctional Facility.

[c]Counts of staff sexual misconduct in 2007 are based on substantiated allegations only.

[d]Allegations of staff sexual harassment could not be counted separately from allegations of staff sexual misconduct in 2008.

[e]Facility is currently closed.

[f]Facility is currently operated locally.

APPENDIX TABLE 28

Private prison and jail authorities with no reported allegations of staff-on-inmate sexual victimization, 2007-2008

Jurisdiction and facility	Average daily population, 2008	Average daily population, 2007
Arizona		
Arizona State Prison - Florence West (GEO)	698	~
Arizona State Prison - Kingman (MTC)	1,490	~
Arizona State Prison - Phoenix West (GEO)	479	512
California		
California City Corr. Ctr. (CCA)	2,621	692
Central Valley Community Corr. Fac. (GEO)	585	600
Desert View Community Corr. Fac. (GEO)	584	~
Colorado		
Bent Co. Corr. Fac. (CCA)	847	~
Phoenix Ctr. Adams Co. Comm. Corr. (CEC)[a]	228	~
Tooley Hall (CEC)	59	~
Women's Remediation Ctr. (CC)	308	~
Connecticut		
Berman Treatment Ctr. (CSI)	17	~
Florida		
Bay Corr. Inst. (CCA)	25	~
Citrus Co. Det. Fac. (CCA)	646	~
Hillsborough Co. (CSC)	92	~
Georgia		
Wheeler Corr. Fac. (CCA)[a,b]	1,692	1,680
Illinois		
Southwood Interventions (CCI)[b]	~	101
Kentucky		
Dismas Charities-Portland (DCI)	218	~
Louisiana		
Allen Corr. Ctr. (GEO)	1,469	1,530
C.I.N.C., Inc.	180	~
Mississippi		
East Mississippi Corr. Fac.(GEO)	950	870
Tallahatchie Co. Corr. Fac. (CCA)	1,685	1,500
Walnut Grove Youth Corr. Fac. (CCI)	1,019	~
Missouri		
Southeast Missouri Comm. Treatment Ctr. (SMBH)	38	~
Montana		
Alpha House (AI)[a]	158	~
Helena Pre-Release Ctr. (BACS)[a]	92	~
New Jersey		
Bo Robinson Education & Training Ctr. (CEC)[b]	~	495
Hope Hall (VOA)	170	~
Talbot Hall (CEC)	499	~
New Mexico		
Cibola Co. Corr. Ctr (CCA)	1,138	~
Dismas Charities-Las Cruces (DCI)	73	~
Lea Co. Corr. Fac. (GEO)	1,238	1,240
Valencia Co. Adult Det. Ctr. - Cornell Corr.	~	163
Ohio		
Alvis House Cope Ctr.	~	22
North Coast Corr. Treatment Fac. (MTC)	~	649
Oriana House, Inc.	16	~
Oklahoma		
Carver Corr. Ctr. (ACS)[a,c]	277	~
Cimarron Corr. Fac. (CCA)	993	1,021
Davis Corr. Fac.(CCA)	1,062	~
Great Plains Corr. Fac. (CCI)	1,153	~
Pennsylvania		
George W. Hill Corr. Fac. (CEC)	~	1,877
Tennessee		
Hardeman Co. Corr. Ctr. (CCA)	1,963	1,962
Salvation Army Ctr.	47	~
Texas		
B.M. Moore Corr. Ctr. (MTC)	499	~
Bartlett (CCA)	1,046	1,003
Bradshaw State Jail (CCA)[a]	1,970	~
Bridgeport PPT (CCA)	519	518
Country Rehab. Ctr., Inc. of Tyler[b]	~	46
Dalby Corr. Ctr. (MTC)	1,875	~
Dawson State Jail (CCA)	2,188	2,182
Estes Unit (MTC)	1,036	~
Houston/Reid Facility (CCI)[a]	306	~
Kyle Unit (CEC)	519	~
Limestone Co. Det. Ctr. (CEC)[a]	1,005	997
Lindsey State Jail (CCA)	1,027	~
Lockhart PPT (GEO)	~	997
Mineral Wells PPT (CCA)	2,056	2,085
Reeves Co. Det. Ctr. (GEO)	2,175	2,147
Reeves Co. Det. Ctr. III	1,350	~
Willacy Co. State Jail (CCA)	1,065	1,059

ACS—Avalon Correctional Services, Inc.
AI—Alternatives, Inc.
BACS—Boyd Andrew Community Services
CC—ComCor, Inc.
CCA—Corrections Corp. of America
CCI—Cornell Companies, Inc.
CEC—Community Education Centers, Inc
CSC—Correctional Services Corp.
CSI—Community Solutions, Inc.
DCI—Dismas Charities, Inc.
GEO—The GEO Group, Inc.
MTC—Management & Training Corp.
SMBH—Southeast Missouri Behavioral Health
VOA—Volunteers of America - Delaware Valley

~Not applicable.

[a]Allegations of staff sexual harassment could not be counted separately from allegations of staff sexual misconduct in 2008.

[b]Allegations of staff sexual harassment could not be counted separately from allegations of staff sexual misconduct in 2007.

[c]Counts of staff sexual misconduct in 2008 are based on substantiated allegations only.

APPENDIX TABLE 29

Allegations of inmate-on-inmate sexual victimization reported in other correctional facilities, by year and type of victimization, 2007-2008

Jurisdiction and facility	2008					2007				
	Average daily population	Reported inmate-on-inmate nonconsensual sexual acts		Reported inmate-on-inmate abusive sexual contacts		Average daily population	Reported inmate-on-inmate nonconsensual sexual acts		Reported inmate-on-inmate abusive sexual contacts	
		Allegations	Substantiated	Allegations	Substantiated		Allegations	Substantiated	Allegations	Substantiated
U.S. Military										
Total	1,798	1	0	1	1	1,844	0	0	1	0
Air Force	40	0	0	0	0	53	0	0	0	0
Army	811	1	0	0	0	974	0	0	0	0
Marines	431	0	0	0	0	381	0	0	1	0
Navy	516	0	0	1	1	436	0	0	0	0
U.S. Immigration and Customs Enforcement										
ICE - Florence (AZ)[a]	607	0	0	/	/	543	0	0	0	0
ICE - El Centro (CA)[a,b]	470	0	0	/	/	454	0	0	/	/
ICE - San Diego (CA)	662	1	0	0	0	671	1	0	0	0
ICE - Aurora (CO)	388	1	1	0	0	397	0	0	0	0
ICE - Broward Transitional Ctr. (FL)	581	0	0	0	0	.	.	.	.	.
ICE - Miami (FL)	~	~	~	~	~	677	0	0	0	0
ICE - Stewart Det. Ctr. (GA)[a]	1,670	0	0	/	/	~	~	~	~	~
ICE - Elizabeth (NJ)	258	0	0	0	0	270	0	0	0	0
ICE - Batavia (NY)	554	0	0	0	0	504	0	0	0	0
ICE - Varick Federal Det. Fac. (NY)	225	0	0	0	0	~	~	~	~	~
ICE - Aguadilla (PR)	~	~	~			40	0	0	0	0
ICE - El Paso (TX)[b]	800	0	0	0	0	800	0	0	/	/
ICE - Houston (TX)[c]	836	0	0	0	0	853	0	0	0	0
ICE - Laredo (TX)	341	0	0	0	0	369	0	0	0	0
ICE - Port Isabel Service Processing Ctr. (TX)	700	0	0	0	0	~	~	~	~	~
ICE - South Texas Det. Fac. (TX)	1,803	0	0	0	0	~	~	~	~	~
ICE - Willacy Det. Ctr. (TX)	1,451	1	0	0	0	~	~	~	~	~
ICE - Tacoma (WA)[a]	956	0	0	/	/	980	0	0	0	0
Jails in Indian Country										
Colorado River Indian Tribes Adult Det. Ctr. (AZ)	~	~	~	~	~	38	0	0	0	0
Gila River Dept. of Rehab. & Supervision - Adult (AZ)	167	0	0	0	0	186	0	0	0	0
Navajo Nation - Chinle (AZ)[a]	27	0	0	/	/	~	~	~	~	~
Navajo Nation - Kayenta Police Dept. & Holding Fac. (AZ)	~	~	~	~	~	7	0	0	0	0
Navajo Nation - Shiprock Police Dept. & Adult Det. (AZ)[a]	77	0	0	/	/	~	~	~	~	~
Navajo Nation - Window Rock Adult Det. (AZ)	~	~	~	~	~	21	0	0	0	0
Salt River Pima-Maricopa Dept. of Corr. - Adult & Juv. (AZ)	~	~	~	~	~	65	0	0	0	0
San Carlos Dept. of Corr. & Rehabilitation - Adult (AZ)	107	0	0	0	0	1,284	0	0	0	0
Supai Law Enforcement & Holding Fac. (AZ)	~	~	~	~	~	0	0	0	0	0
Tohono O'Odham Tribe Adult Det. Ctr. (AZ)	145	0	0	0	0	145	0	0	0	0
Truxton Canyon Adult Det. Ctr. (AZ)	~	~	~	~	~	102	0	0	0	0
White Mountain Apache Det. Ctr. (AZ)	65	0	0	0	0	65	0	0	0	0
Chief Ignacio Justice Ctr. Adult Det. (CO)	~	~	~	~	~	41	0	0	0	0
Fort Hall Police Dept. & Adult Det. Ctr. (ID)	~	~	~	~	~	19	0	0	0	0
Saginaw Chippewa Tribal Police Dept. & Adult Det. Ctr. (MI)	~	~	~	~	~	0	0	0	0	0
Red Lake Tribal Justice Ctr. Adult Det. (MN)	~	~	~	~	~	38	0	0	0	0
Choctaw Justice Complex Adult Det. (MS)	~	~	~	~	~	35	0	0	0	0
Blackfeet Adult Det. Ctr. (MT)	~	~	~	~	~	22	0	0	0	0
Crow Adult Det. Ctr. (MT)	~	~	~	~	~	7	0	0	0	0
Flathead Adult Det. Ctr. (MT)[b]	~	~	~	~	~	4	0	0	/	/
Fort Peck Police Dept. & Adult Det. Ctr. (MT)	28	0	0	0	0	~	~	~	~	~
Northern Cheyenne Adult Det. Ctr. (MT)	~	~	~	~	~	35	0	0	0	0
Omaha Tribal Police Dept. & Adult Det. (MT)	~	~	~	~	~	22	0	0	0	0
Acoma Tribal Police & Holding Fac. (NM)	~	~	~	~	~	3	0	0	0	0
Jicarilla Apache Police Dept. (NM)	~	~	~	~	~	27	0	0	0	0
Navajo Nation - Crownpoint Adult Det. (NM)	~	~	~	~	~	14	0	0	0	0
Navajo Nation - Shiprock Police Dept. & Adult Det. (NM)	~	~	~	~	~	36	0	0	0	0
Zuni Adult Det. Ctr. (NM)	~	~	~	~	~	23	0	0	0	0
Fort Totten L.E. & Adult Det. Ctr. (ND)	~	~	~	~	~	4	0	0	0	0
Gerald Tex Fox Justice Ctr. Adult Det. (ND)	~	~	~	~	~	5	0	0	0	0
Standing Rock L.E. & Adult Det. (ND)	45	0	0	0	0	~	~	~	~	~

APPENDIX TABLE 29 (continued)

Allegations of inmate-on-inmate sexual victimization reported in other correctional facilities, by year and type of victimization, 2007-2008

	2008					2007				
		Reported inmate-on-inmate nonconsensual sexual acts		Reported inmate-on-inmate abusive sexual contacts			Reported inmate-on-inmate nonconsensual sexual acts		Reported inmate-on-inmate abusive sexual contacts	
Jurisdiction and facility	Average daily population	Allegations	Substantiated	Allegations	Substantiated	Average daily population	Allegations	Substantiated	Allegations	Substantiated
Jails in Indian Country (continued)										
Turtle Mountain L.E. & Adult Det. (ND)[a]	25	0	0	/	/	~	~	~	~	~
Warm Springs Police Dept. & Adult Det. Ctr. (OR)	51	0	0	0	0	53	0	0	0	0
Cheyenne River Sioux Adult Det. Ctr. (SD)	~	~	~	~	~	8	0	0	0	0
Kyle Police Dept. & Adult Det. (SD)[b]	~	~	~	~	~	35	0	0	/	/
Lower Brule Justice Ctr. - Adult Det. (SD)	~	~	~	~	~	5	0	0	0	0
Oglala Sioux Tribal Offenders Fac. (SD)	~	~	~	~	~	85	0	0	0	0
Rosebud Sioux Tribe Police Dept. & Adult Det. (SD)	~	~	~	~	~	56	0	0	0	0
Chehalis Tribal Police Dept. & Adult Det. Ctr. (WA)	~	~	~	~	~	10	0	0	0	0
Colville Adult Det. Ctr. (WA)	30	0	0	0	0	46	0	0	0	0
Makah Public Safety-Adult Det. (WA)	~	~	~	~	~	4	0	0	0	0
Nisqually Adult Corrections (WA)[a]	57	0	0	/	/	65	0	0	0	0
Puyallup Tribal Law Enforcement & Adult Det. (WA)[b]	~	~	~	~	~	8	0	0	/	/
Quinault Nation Police Dept. & Holding Fac. (WA)	~	~	~	~	~	2	0	0	0	0
Spokane Adult Det. Ctr. (WA)	~	~	~	~	~	17	0	0	0	0
Menominee Police Dept. & Det. Ctr. (WI)	~	~	~	~	~	48	0	0	0	0
Wind River Adult Det. Ctr. (WY)	15	0	0	0	0	15	0	0	0	0

~Not applicable.

/Not reported.

[a]Allegations of abusive sexual contacts could not be counted separately from allegations of nonconsensual sexual acts in 2008.

[b]Allegations of abusive sexual contacts could not be counted separately from allegations of nonconsensual sexual acts in 2007.

[c]Counts of nonconsensual sexual acts in 2008 are based on substantiated allegations only.

APPENDIX TABLE 30
Allegations of staff-on-inmate sexual victimization reported in other correctional facilties, by year and type of victimization, 2007-2008

	2008				2007			
	Reported allegations of staff sexual misconduct with inmates		Reported allegations of staff sexual harassment of inmates		Reported allegations of staff sexual misconduct with inmates		Reported allegations of staff sexual harassment of inmates	
Jurisdiction and facility	Allegations	Substantiated	Allegations	Substantiated	Allegations	Substantiated	Allegations	Substantiated
U.S. Military								
Total	4	4	0	0	2	1	0	0
Air Force	0	0	0	0	0	0	0	0
Army	4	4	0	0	1	1	0	0
Marines	0	0	0	0	0	0	0	0
Navy	0	0	0	0	1	0	0	0
U.S. Immigration and Customs Enforcement								
ICE - Florence (AZ)	0	0	0	0	0	0	0	0
ICE - El Centro (CA)[a,b]	0	0	/	/	0	0	/	/
ICE - San Diego (CA)	0	0	0	0	1	1	0	0
ICE - Aurora (CO)	0	0	0	0	0	0	0	0
ICE - Broward Transitional Ctr. (FL)	0	0	0	0	~	~	~	~
ICE - Miami (FL)	~	~	~	~	0	0	0	0
ICE - Stewart Det. Ctr. (GA)[b]	0	0	/	/	~	~	~	~
ICE - Elizabeth (NJ)	1	0	1	0	0	0	0	0
ICE - Batavia (NY)	0	0	0	0	0	0	0	0
ICE - Varick Federal Det. Fac. (NY)	0	0	0	0	~	~	~	~
ICE - Aguadilla (PR)[a]	~	~	~	~	0	0	/	/
ICE - El Paso (TX)	0	0	0	0	0	0	1	0
ICE - Houston (TX)[c]	0	0	0	0	0	0	0	0
ICE - Laredo (TX)	0	0	1	0	1	0	0	0
ICE - Port Isabel Service Processing Ctr. (TX)	0	0	0	0	~	~	~	~
ICE - South Texas Det. Fac. (TX)	0	0	0	0	~	~	~	~
ICE - Willacy Det. Ctr. (TX)	0	0	0	0	~	~	~	~
ICE - Tacoma (WA)	0	0	0	0	0	0	0	0
Jails in Indian Country								
Colorado River Indian Tribes Adult Det. Ctr. (AZ)	~	~	~	~	0	0	0	0
Gila River Dept. of Rehab. & Supervision - Adult (AZ)	1	1	1	1	0	0	0	0
Navajo Nation - Chinle (AZ)[b]	0	0	/	/	~	~	~	~
Navajo Nation - Kayenta Police Dept. & Holding Fac. (AZ)[a]	~	~	~	~	0	0	/	/
Navajo Nation - Shiprock Police Dept. & Adult Det. (AZ)[b]	0	0	/	/	~	~	~	~
Navajo Nation - Window Rock Adult Det. (AZ)	~	~	~	~	0	0	0	0
Salt River Pima-Maricopa Dept. of Corr. - Adult & Juv. (AZ)	~	~	~	~	0	0	0	0
San Carlos Dept. of Corr. & Rehabilitation - Adult (AZ)	0	0	0	0	0	0	0	0
Supai Law Enforcement & Holding Fac. (AZ)	~	~	~	~	0	0	0	0
Tohono O'Odham Tribe Adult Det. Ctr. (AZ)	0	0	0	0	0	0	0	0
Truxton Canyon Adult Det. Ctr. (AZ)	~	~	~	~	0	0	0	0
White Mountain Apache Det. Ctr. (AZ)	0	0	0	0	0	0	0	0
Chief Ignacio Justice Ctr. Adult Det. (CO)	~	~	~	~	0	0	0	0
Fort Hall Police Dept. & Adult Det. Ctr. (ID)	~	~	~	~	1	0	0	0
Saginaw Chippewa Tribal Police Dept. & Adult Det Ctr. (MI)	~	~	~	~	0	0	0	0
Red Lake Tribal Justice Ctr. Adult Det. (MN)	~	~	~	~	0	0	0	0
Choctaw Justice Complex Adult Det. (MS)	~	~	~	~	2	2	0	0
Blackfeet Adult Det. Ctr. (MT)	~	~	~	~	0	0	0	0
Crow Adult Det. Ctr. (MT)	~	~	~	~	0	0	0	0
Flathead Adult Det. Ctr. (MT)[a]	~	~	~	~	0	0	/	/
Fort Peck Police Dept. & Adult Det. Ctr. (MT)	0	0	0	0	~	~	~	~
Northern Cheyenne Adult Det. Ctr. (MT)	~	~	~	~	0	0	0	0
Omaha Tribal Police Dept. & Adult Det. (MT)	~	~	~	~	0	0	0	0
Acoma Tribal Police & Holding Fac. (NM)	~	~	~	~	0	0	0	0
Jicarilla Apache Police Dept. (NM)	~	~	~	~	0	0	0	0
Navajo Nation - Crownpoint Adult Det. (NM)	~	~	~	~	1	0	0	0
Navajo Nation - Shiprock Police Dept. & Adult Det. (NM)	~	~	~	~	0	0	0	0

APPENDIX TABLE 30 (continued)
Allegations of staff-on-inmate sexual victimization reported in other correctional facilities, by year and type of victimization, 2007-2008

	2008				2007			
	Reported allegations of staff sexual misconduct with inmates		Reported allegations of staff sexual harassment of inmates		Reported allegations of staff sexual misconduct with inmates		Reported allegations of staff sexual harassment of inmates	
Jurisdiction and facility	Allegations	Substantiated	Allegations	Substantiated	Allegations	Substantiated	Allegations	Substantiated
Jails in Indian Country (continued)								
Zuni Adult Det. Ctr. (NM)	~	~	~	~	0	0	0	0
Fort Totten L.E. & Adult Det. Ctr. (ND)[a]	~	~	~	~	0	0	/	/
Gerald Tex Fox Justice Ctr. Adult Det. (ND)	~	~	~	~	0	0	0	0
Standing Rock L.E. & Adult Det. (ND)	0	0	0	0	~	~	~	~
Turtle Mountain L.E. Adult Det. (ND)	0	0	0	0	~	~	~	~
Warm Springs Police Dept. & Adult Det. Ctr. (OR)	0	0	0	0	1	0	0	0
Cheyenne River Sioux Adult Det. Ctr. (SD)	~	~	~	~	0	0	0	0
Kyle Police Dept. & Adult Det. (SD)[a]	~	~	~	~	0	0	/	/
Lower Brule Justice Ctr. - Adult Det. (SD)	~	~	~	~	0	0	0	0
Oglala Sioux Tribal Offenders Fac. (SD)	~	~	~	~	1	1	0	0
Rosebud Sioux Tribe Police Dept. & Adult Det. (SD)	~	~	~	~	0	0	0	0
Chehalis Tribal Police Dept. & Adult Det. Ctr. (WA)	~	~	~	~	0	0	0	0
Colville Adult Det. Ctr. (WA)	0	0	0	0	0	0	0	0
Makah Public Safety-Adult Det. (WA)	~	~	~	~	2	2	1	1
Nisqually Adult Corrections (WA)	0	0	0	0	0	0	0	0
Puyallup Tribal Law Enforcement & Adult Det. (WA)[a]	~	~	~	~	0	0	/	/
Quinault Nation Police Dept. & Holding Fac. (WA)	~	~	~	~	0	0	0	0
Spokane Adult Det. Ctr. (WA)	~	~	~	~	0	0	0	0
Menominee Police Dept. & Det. Ctr. (WI)	~	~	~	~	0	0	0	0
Wind River Adult Det. Ctr. (WY)	0	0	0	0	0	0	0	0

~Not applicable.
/Not reported.
[a]Allegations of staff sexual harassment could not be counted separately from allegations of staff sexual misconduct in 2007.
[b]Allegations of staff sexual harassment could not be counted separately from allegations of staff sexual misconduct in 2008.
[c]Counts of staff sexual misconduct in 2008 are based on substantiated allegations only.

U.S. Department of Justice
Office of Justice Programs
Bureau of Justice Statistics

Washington, DC 20531



PRESORTED STANDARD
POSTAGE & FEES PAID
DOJ/BJS
Permit No. G-91

The Bureau of Justice Statistics is the statistical agency of the U.S. Department of Justice. James P. Lynch is Director.

This Special Report was written by Paul Guerino under the supervision of Allen J. Beck. Ebony Nicholson, Kyle Harbacek, and Allina Boutilier verified this report.

Brian R. Higgins (Lockheed Martin) and Jill Duncan edited the report, Barbara Quinn produced the report, and Jayne Robinson prepared the report for final printing under the supervision of Doris J. James.

January 2011, NCJ 231172

This report in portable document format and in ASCII and its related statistical data and tables are available at the BJS website: http://bjs.ojp.usdoj.gov/index.cfm?ty=pbdetail&iid=2204.

Exhibit B



Human Rights Defense Center

DEDICATED TO PROTECTING HUMAN RIGHTS

April 4, 2011 **SENT VIA MAIL AND ELECTRONICALLY**

Robert Hinchman, Senior Counsel
Office of Legal Policy
Department of Justice
950 Pennsylvania Avenue, NW., Room 4252
Washington, DC 20530

RE: DOJ Proposed Rulemaking for PREA Standards, Docket No. OAG–131

Dear Mr. Hinchman:

The Human Rights Defense Center (HRDC) is a non-profit organization that advocates for the human rights of people who are incarcerated. HRDC publishes *Prison Legal News*, a monthly publication that has reported on criminal justice-related issues – including the problem of prison rape – for over two decades. HRDC director Paul Wright previously served on the advisory board of Stop Prison Rape (now Just Detention International).

HRDC hereby submits formal comments related to the DOJ's proposed rulemaking for PREA standards in Docket No. OAG-131. We previously submitted comments to the National Prison Rape Elimination Commission in July 2008 when the Commission sought public input as to the PREA standards, and we also submitted comments to your office in May 2010 relative to the proposed standards.

Initially, we note that the DOJ's proposed rules for the PREA standards are a hollow shell of what was originally envisioned by prisoners' rights advocates and others concerned about the issue of prison rape and sexual assault. If the intent is to provide the greatest possible protections for prisoners against being sexually assaulted and raped while in custody, then the watered-down rules proposed by the DOJ fail to reach that laudable goal. Rather, the proposed rules constitute weaker standards that are apparently designed to be more palatable to corrections officials, many of whom expressed opposition to the standards as developed by the Commission.

We realize that the DOJ is constrained by the statutory language of PREA, but want to voice our objection to the language in PREA that the standards not "impose substantial additional costs" (42 U.S.C. 15607(a)(3)) – as if we as a civilized society can put a price tag on the trauma

P.O. Box 2420, West Brattleboro, VT 05303
Phone: 802-257-1342
Email: pwright@prisonlegalnews.org

of rape and sexual abuse experienced by prisoners. Thus, while we submit the following comments concerning the DOJ's proposed rulemaking for the PREA standards, our comments should not be construed as an endorsement of said proposed rules, which we believe lack the strongest protections that need to be in place in order to adequately address the serious issue of prison rape and sexual abuse. When Congress limited the PREA standards by specifying that measures to prevent prison rape must not "impose substantial additional costs," it placed cost considerations above efforts to stop the sexual abuse and rape of prisoners. Consequently, the DOJ's proposed rules reflect the fact that we get only what we are willing to pay for.

With the above being said, HRDC submits the following formal comments in regard to the DOJ's proposed rulemaking concerning the PREA standards, in which we respond to selected proposed rules and comment on related matters regarding the standards.

COMMENTS RE THE PROPOSED RULES

§ 115.6 (Definitions)

We note that sexual harassment, as defined for inmates/detainees/residents ("prisoners" in these comments), includes "unwelcome sexual advances, requests for sexual favors, or verbal comments, gestures, or actions of a derogatory or offensive sexual nature...." But the definition of sexual harassment as applied to *staff, contractors and volunteers* only encompasses "verbal comments or gestures." We submit that the definition of sexual harassment applied to prisoners and staff should be the same; staff should be held to the same definition of sexual harassment applicable to prisoners, otherwise the definition creates a double standard.

Further, the definitions of "sexual abuse" and "sexual harassment" do not include unwanted, forcible or coerced kissing (mouth to mouth contact). Prison employees who kiss prisoners, which may involve coercion or force, are engaging in blatantly inappropriate conduct; further, kissing may be used as a "grooming" technique that leads to further sexual abuse. There is no conceivable legitimate reason why staff should kiss prisoners. Thus, the standards should include kissing, with or without consent, under the definition of sexual abuse or sexual harassment.

§§ 115.12, 115.112, 115.212, 115.312 (Contracting with Other Entities)

Initially, it should be noted that private prison contractors differ in several material respects from public-sector corrections agencies. Private prison companies, whether managing adult, juvenile or immigration detention facilities, often operate under a combination of contractually-required policies and rules as well as their own (corporate) policies and protocols – such as those related to employee hiring and training, internal audits and internal incident reporting. Further, private prison firms have a profit motivation to minimize reporting of incidents that may subject them to contractual penalties, result in the cancellation or non-renewal of contracts, or have an adverse impact on their stock performance.

For example, the State of Hawaii declined to renew its contract with CCA to house female prisoners at the company's Otter Creek Correctional Center in Kentucky in 2009 following a scandal in which six CCA employees – including the prison's chaplain – were charged with sexually abusing or raping prisoners. The prisoners were returned to Hawaii while the State of

Kentucky replaced its female prisoners at Otter Creek with male prisoners. CCA reportedly failed to report at least one of the incidents of sexual abuse.

Due to the inherent conflict that for-profit private prison companies have in reporting adverse incidents that may negatively affect their lucrative contracts with government agencies, they have an incentive to minimize or conceal such incidents. In 2008, for example, a former CCA manager-turned-whistleblower revealed that CCA kept two sets of internal audit reports – a detailed version with auditors' notes that was for in-house use only, and another version without the detailed notes that was provided to government contracting agencies. According to a March 13, 2008 article in *TIME* magazine, the latter audit reports were allegedly "'doctored' for public consumption, to limit bad publicity, litigation or fines that could derail CCA's multimillion-dollar contracts with federal, state or local agencies."

Therefore, it is recommended that the rule related to Sections 115.12, 115.112, 115.212 and 115.312 include specific guidance as to monitoring when public agencies contract with private prison companies. Such monitoring should be independent of the private contractor to avoid the conflicts of interest noted above. Monitoring should be conducted by the same public agency staff responsible for reviewing PREA compliance at the agency's publicly-operated facilities, if applicable, or by staff retained specifically to ensure PREA compliance by the contractor.

Such monitoring staff should have *no current or prior financial or employment relationship with the private prison contractor*. Further, such monitoring staff should not be the same staff that is responsible for monitoring other aspects of contractual compliance involving the private prison contractor; rather, the monitoring staff should be specifically trained in PREA standards so as to focus on PREA compliance. The monitoring staff should not rely solely on reports or audits provided by the private contractor; instead, monitoring should include not only a review of the documentation provided by the contractor but also confidential interviews with and/or surveys of both facility staff and inmates, to evaluate the contractor's compliance with PREA.

§§ 115.16, 115.116, 115.216, 115.316 (Hiring and Promotion)

This standard provides that "The agency shall either conduct criminal background checks of current employees at least every five years or have in place a system for otherwise capturing such information for current employees." We believe that criminal background checks every five years is insufficient, particularly because absent background checks conducted through NCIC or a similar nationwide source, it would be difficult to detect criminal conduct committed by staff in other states/jurisdictions.

Given the sensitive security functions of correctional facilities, background checks conducted on a more frequent basis, such as annually or every two years, would be more appropriate. Otherwise, if staff engages in criminal sexual misconduct after being hired, which is not brought to the attention of the agency they work for, they could continue working in a correctional setting for up to five years before the misconduct is discovered under the proposed rule. We believe this is insufficient and a security risk.

Also, notably, the proposed rule regarding criminal background checks does not appear to apply to contractors or volunteers, although such background checks equally should be required. As contractors and volunteers are not typically "hired" or "promoted," they do not fall under the proposed rule as written; this needs to be corrected.

§§ 115.52, 115.252, 115.352 (Exhaustion of Administrative Remedies)

We believe that prisoners who are victims of sexual abuse or sexual harassment should not be required to file a formal grievance when reporting sexual abuse or harassment; rather, any report, notification or statement by the prisoner that puts staff on notice of the alleged sexual abuse or harassment should be sufficient in lieu of using the formal grievance process (e.g., a statement made to internal affairs investigators, or a letter or "kite" sent to corrections staff).

Prisoners who report sexual abuse may not have timely access to the grievance process due to placement in segregation or protective custody, removal to an outside medical facility, transfer to another prison, or due to staff who withhold grievance forms or otherwise intentionally frustrate the grievance process. Thus, for purposes of administration exhaustion under the PLRA, we do not believe that victims of sexual abuse or harassment should have to file a formal grievance if other types of reporting put staff on notice of the sexual abuse or harassment.

We believe the minimum 20 days (with optional 90-day extension) for victims of sexual abuse to access the grievance process, as stated in the proposed rule, is insufficient given our concerns as stated above. For example, the optional 90-day extension is only applicable when a prisoner can "provide[] documentation, such as from a medical or mental health provider or counselor...." Yet the medical or mental health providers or counselors will often be agency employees, thus the proposed extension of time to pursue the grievance process will hinge on prisoners obtaining documentation from agency staff, who may be reluctant to provide same.

The use of alternate means of reporting sexual abuse so as to meet the administrative exhaustion requirement is in fact already mentioned in section (c)(1) of this proposed rule, which states, "Whenever an agency is notified of an allegation that a resident has been sexually abused ... it *shall consider such notification* as a grievance or request for informal resolution submitted on behalf of the alleged resident victim for purposes of initiating the agency administrative remedy process." However, it is not clear whether that provision of the proposed rule applies to self-reports of sexual abuse by prisoners. We submit that agencies should be required to consider notifications such as letters or statements by prisoners to be grievances for the purpose of initiating the administrative remedy process, without requiring the filing of a formal grievance. If this is what the proposed rule already intends, it should be clarified.

Also, this rule does not address situations where prisoners have been sexually abused or harassed by staff who monitor, oversee or control the grievance process. The rule should specify that staff members accused of sexually abusing or harassing prisoners shall not oversee, monitor or control the grievance process relative to grievances that allege such sexual abuse or harassment.

Further, despite the DOJ's decision not to address the physical injury component of the PLRA, we submit that the standards should specify that the PLRA's requirement that prisoners show "physical injury" before bringing suit for mental or emotional damages (42 U.S.C. § 1997e(e)) is inapplicable to acts of sexual abuse, or that prisoners who have been subjected to sexual abuse have *per se* satisfied the physical injury requirement of the PLRA. This would not abrogate the PLRA's requirement, but rather would redefine "physical injury" within the context of sexual abuse. This redefinition is necessary because at least one court has found that sodomy did not meet the PLRA's "physical injury" requirement. See: *Hancock v. Payne*, 2006 WL 21751 at *1, 3 (S.D. Miss., Jan. 4, 2006) (holding plaintiffs' allegations of abuse, including that a staff member "sexually battered them by sodomy," were barred by § 1997e(e)).

Additionally, we object to section 5 of this proposed rule, which states that "an agency may discipline a resident for intentionally filing an emergency grievance where no emergency exists." Since staff would be the arbiters of whether an emergency exists, and staff may not be unbiased when one of their own is accused of sexual abuse or sexual harassment, we do not believe that a prisoner should be subject to discipline for filing an emergency grievance when the prisoner has a good faith belief that an emergency grievance is necessary.

Finally, we note that this proposed rule does not apply to lockups (i.e., there is no comparable rule 115.152). To the extent that lockups have grievance procedures or require exhaustion of administrative remedies, though, a similar rule should be applicable to such lockups.

§§ 115.76, 115.176, 115.276, 115.376 (Disciplinary Sanctions for Staff)

This proposed rule apparently does not include sanctions – including dismissal and reporting to law enforcement agencies – for *contractors or volunteers* who engage in sexual abuse or sexual harassment. Contractors and volunteers should be subject to termination/dismissal and reporting to law enforcement agencies to the same extent as sexually abusive staff members.

§§ 115.61, 115.161, 115.261, 115.361 (Staff and Agency Reporting Duties)

This proposed rule does not require agencies to discipline or sanction staff who do not report knowledge, suspicion or information regarding an incident of sexual abuse. Requiring staff to report such incidents, while failing to mandate any disciplinary measures for *not* making such reports, is insufficient. Agencies should be required to impose disciplinary measures on staff who do not report their knowledge, suspicion or information related to sexual abuse.

§§ 115.65, 115.165, 115.265, 115.365 (Agency Protection Against Retaliation)

Section (d) of this proposed rule states that an agency "shall not enter into or renew any collective bargaining agreement or other agreement that limits the agency's ability to remove alleged staff abusers from contact with victims pending an investigation." We suggest that a similar requirement be applied to agencies that contract with private prison companies – e.g., "agencies shall not enter into or renew any contracts with private prison operators that limit the agency's ability to remove alleged private prison staff abusers from contact with victims pending an investigation." This rule should be expanded to encompass private prisons operators as over 120,000 prisoners nationwide are held in privately-operated facilities, according to the DOJ. If the "other agreement" language in the proposed rule already contemplates extending the rule to contracts with private prison operators, this should be clarified or made explicit.

§§ 115.93, 115.193, 115.293, 115.393 (Audits of Standards)

In regard to the length of time between audits, we do not believe an audit conducted once every three years is sufficient; however, we recognize the cost and impact on staff resources resulting from full audits for agencies with numerous correctional facilities. We therefore suggest that for state prison systems, private prison operators, the federal Bureau of Prisons and the Department of Homeland Security, audits of 1/3 of the agency's facilities be conducted annually, with the facilities being selected randomly so they do not have advance notice they will be audited. Thus, over a three-year period, each of an agency's facilities will be audited at least once. For smaller agencies with fewer facilities (e.g. lockups, jails), we recommend annual audits.

Further, the proposed rule should include a provision for an immediate or emergency audit if it is determined there are excessive reports of sexual abuse or sexual harassment at a given facility.

OTHER COMMENTS RE THE STANDARDS

Lack of Enforcement Mechanism for the Standards

We take issue with the fact that there is no viable enforcement mechanism for non-compliance with or violation of the standards. PREA specifies that "any amount that a State would otherwise receive for prison purposes for that fiscal year under a grant program covered by this subsection shall be reduced by 5 percent, unless the chief executive of the State submits to the Attorney General a statement that they have adopted and are in compliance with the NPREC Standards." However, we are unaware of any case in which a state has forfeited federal law enforcement or criminal justice funding due to non-compliance with statutory requirements.

Also, the fact that a state only risks the loss of 5% of federal funding "for prison purposes" is an indication of the low priority that Congress placed on preventing prisoner rape – as the loss of 10 percent, 20 percent or a higher percentage would have been a much more effective deterrent for states that fail to comply with PREA.

Nor is there any apparent mechanism to challenge or require proof of a state's assertion that is has adopted and is in compliance with the standards. And, of course, the loss of federal funds as provided in PREA is not applicable to county or city correctional agencies, the federal Bureau of Prisons or other federal agencies that operate detention facilities, nor to private prison firms. In short, if there is no remedy to enforce the standards then their value is greatly diminished.

To remedy some of these deficiencies related to enforcement of the standards, we recommend that a final paragraph be added to §§ 115.12, 115.112, 115.212 and 115.312, as follows:

> "Any such new contracts or contract renewals with private agencies or other entities shall include enforcement provisions to ensure that the private agencies or other entities are in compliance with the PREA standards. Such enforcement provisions shall include but not be limited to monetary sanctions for non-compliance with the standards, including at a minimum the forfeiture of 5% of funds to be paid to the private agencies or other entities pursuant to an agency's contract if the private agencies or other entities are not in compliance with the PREA standards."

Finally, the standards do not provide for a private cause of action for enforcement purposes, which in our view is a significant failing. This will likely require a remedy by Congress, and we encourage the DOJ to lobby Congress to strengthen PREA by including a private cause of action for victimized prisoners when agencies do not follow the standards.

Failure to Include Standards for Immigration Detention Facilities

We object to the DOJ's decision not to include a set of standards designed for immigration detention facilities. Immigration detainees constitute a specialized population that is much more vulnerable to victimization due to language barriers, unfamiliarity with the U.S. legal system, lack of citizenship, fear of adversely affecting deportation proceedings if abuse is reported, etc.

Therefore, we believe the proposed rules should include PREA standards specific to immigration detention facilities. Further, the standards should apply to military facilities and tribal facilities if such facilities do not already fall within the scope of the proposed rules.

Attorney General – Conflict of Interest

We reiterate our concerns, as expressed in our prior comments submitted to your office in May 2010, that the U.S. Attorney General's office has an inherent conflict of interest in regard to promulgating the PREA standards and with any monitoring of those standards. The Attorney General is responsible for defending the Bureau of Prisons and federal prison staff in civil suits filed by prisoners who have been sexually abused by federal prison employees. Thus, there is an inherent conflict of interest in terms of the Attorney General promulgating standards that may have an effect on civil cases in which the Attorney General's office represents federal prison staff accused of raping or sexually abusing prisoners.

Endorsement of Comments by Just Detention International

Lastly, to the extent that they do not conflict with our comments as stated above, we endorse and adopt the comments submitted by Just Detention International relative to the proposed rules.

Thank you for your time and attention in considering our comments concerning this important issue, and please feel free to contact us should you require any additional information.

Sincerely,



Paul Wright
Executive Director, HRDC



Alex Friedmann
Associate Editor, PLN


CCA
CORRECTIONS CORPORATION OF AMERICA

Scott Craddock
Assistant General Counsel & Ethics Officer
Assistant Secretary

December 23, 2011

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Corrections Corporation of America
Shareholder Proposal Submitted by Alex Friedmann

Ladies and Gentlemen:

I am writing on behalf of Corrections Corporation of America, a Maryland corporation (the "Company") to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") submitted by Alex Friedmann (the "Proponent") may be properly omitted from the proxy statement and form of proxy to be distributed by the Company in connection with its 2012 Annual Meeting of Stockholders (the "Proxy Materials"). The Company believes that it properly may omit the Proposal from the Proxy Materials for the reasons discussed in this letter.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this letter has been filed with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive Proxy Materials with the Commission. A copy of this letter has been sent to the Proponent concurrently with filing with the Commission. Pursuant to Rule 14a-8(j) under the Exchange Act and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter, together with the Proposal, to the Staff via electronic mail at shareholderproposals@sec.gov in lieu of mailing paper copies. The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by electronic mail or fax only to the Company.

The Company takes this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) under the Exchange Act and SLB 14D.

A. Description of the Proposal

On November 28, 2011, the Company received from the Proponent the following proposal:

> **RESOLVED:** That the stockholders of Corrections Corp. of America ("Company") request that the Board of Directors ("Board") report to the Company's stockholders on a bi-annual basis, beginning within ninety days after the 2012 annual meeting of stockholders, excluding proprietary and personal information, on the Board's oversight of the Company's efforts to reduce incidents of rape and sexual abuse of prisoners housed in facilities operated by the Company. The reports should describe the Board's oversight of the Company's response to incidents of rape and sexual abuse at the Company's facilities, including statistical data by facility regarding all such incidents during each reporting period.

A copy of the Proposal and the accompanying letter from the Proponent are attached to this letter as Exhibit A.

B. Bases for Exclusion

The Company believes that the Proposal may be properly excluded from the Proxy Materials pursuant to:

- Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company;
- Rule 14a-8(i)(4) because the Proposal relates to the redress of a personal claim or grievance against the Company; and
- Rule 14a-8(i)(7) because the Proposal relates to the ordinary business operations of the Company.

Rule 14a-8(i)(10): Substantially Implemented

Rule 14a-8(i)(10) allows a company to omit a proposal if the Company has "substantially implemented the proposal." Previously the Staff narrowly interpreted the predecessor to Rule 14a-8(i)(10) and granted no-action relief only when proposals were "fully effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). However, the Commission has subsequently made it clear that a proposal need not be "fully effected" by the company to meet the substantially implemented standard under Rule 14a-8(i)(10). *See* Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release") (confirming the Commission's position in Exchange Act Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release")). The purpose of Rule 14a-8(i)(10) is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 34-12598 (July 7, 1976) (the "1976 Release") (addressing Rule 14a-8(c)(10), the predecessor rule to Rule 14a-8(i)(10)).

The Staff has granted no-action relief in situations where the essential objective of the proposal has been satisfied. *See, e.g., ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (Feb. 17, 2006); and *MacNeal-Schwendler Corp.* (Apr. 2, 1999). In applying the "substantially implemented" standard, the Staff does not require a company to implement every aspect of the proposal; rather, substantial implementation requires only that the company's actions satisfactorily address the underlying concerns of the proposal. *See Masco Corp.* (Mar. 29, 1999). Furthermore, the Staff has taken the position that if a major portion of a stockholder's proposal may be omitted pursuant to Rule 14a-8(i)(10), the entire proposal may be omitted. *See The Limited* (Mar. 15, 1996) and *American Brands, Inc.* (Feb. 3, 1993). In addition, a proposal need not be implemented in full or precisely as presented for it to be excluded under Rule 14a-8(i)(10). *See Bank of America Corp.* (Jan. 14, 2008) and *The Gap Inc.* (Mar. 16, 2001).

Moreover, the Staff has consistently granted no-action relief under Rule 14a-8(i)(10) where a company intends to omit a stockholder proposal on the grounds that the company is expected to take certain action that will substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after that action has been taken. *See, e.g., Sun Microsystems, Inc.* (August 28, 2008); *Johnson & Johnson* (February 19, 2008), and *General Motors Corp.* (March 3, 2004); (each granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the company was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the action).

The Company currently intends to post on its web site as soon as practicable (and in no event later than the timeframe requested by the Proposal) a report on the Board of Directors' (the "Board's") oversight of the Company's efforts to reduce incidents of rape and sexual abuse of prisoners housed in facilities operated by the Company, which report will be provided on an annual basis going forward. This report will describe the Board's oversight of the Company's response to incidents of rape and sexual abuse at Company-operated facilities, and will include references and links to the statistical data reported by the Company to the Bureau of Justice Statistics (the "BJS") and included by the BJS in its reports available at bjs.ojp.usdoj.gov, as well as any other relevant data subsequently made publicly available by the Company or a governmental agency. The Company annually submits data similar to that requested in the Proposal for a sample of its facilities selected annually by the BJS, which information is made publicly available, along with comparable data from other public and private corrections systems, on the BJS's web site noted above. The Company undertakes to supplementally notify the Staff after the Company acts on the Proposal.

As noted in the 1976 Release, the Proposal should be excluded to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." In light of the Company's intention to provide the report requested in the Proposal, if the Proposal were included in the Proxy Materials and approved by a majority of stockholders, we believe that there would be no further action to take in order to implement the Proposal and therefore the Proposal has been substantially implemented. Because the Proposal has been substantially implemented, it may be properly omitted from the Proxy Materials pursuant to Rule 14a-8(i)(10).

Rule 14a-8(i)(4): Redress of a Personal Claim or Grievance Against the Company

In addition to Rule 14a-8(i)(10), the Company should be allowed to omit the Proposal from the Proxy Materials under Rule 14a-8(i)(4). Under Rule 14a-8(i)(4), a proposal may be excluded if it relates to the redress of a personal claim or grievance against the registrant and is designed to result in a benefit to the proponent or to further a personal interest not shared with other shareholders at large. The Commission has stated that Rule 14a-8(i)(4) is designed "to insure that the [security holder proposal] process [is] not abused by proponents' attempting to achieve personal ends which are not necessarily in the common interest of the issuer's security holders generally." See the 1983 Release.

The Company submits that the Proposal emanates directly out of a personal grievance that the Proponent, an anti-private prison activist who was previously incarcerated at a Company-operated facility for six of his ten years in prison, bears toward the Company, its management and to the private/partnership prison industry as a whole. The Proponent serves as an associate editor of the Prison Legal News, which maintains a website and regularly publishes articles and books that are critical of the private/partnership prison industry (www.prisonlegalnews.org). The Proponent has published stories, press releases and op-eds and given interviews highly critical of the Company and its management through Prison Legal News and other venues, including a blog site titled "WhyIHateCCA" (whyihatecca.blogspot.com). The Proponent also serves as the President of the Private Corrections Institute (also known as the "Private Corrections Working Group") ("PCI"). The PCI website states that the group's mission is to disseminate information regarding the purported "dangers and pitfalls of privatization of correctional institutions and services in order to reverse and stop this social injustice" (www.privateci.org/). PCI further describes itself in press releases as holding the position that "for-profit prisons have no place in a free and democratic society") (see, for example, www.privateci.org/private_pics/APF%20fact%20sheet.pdf).

The Proponent also has a history of engaging in litigation with the Company, directly or through Prison Legal News or other groups with which he is affiliated. The Proponent filed a petition under Tennessee's Public Records Act on May 19, 2008 in the Chancery Court for Davidson County against the Company requesting access to the Company's records. *See Alex Friedmann v. Corrections Corporation of America*, Case No. 08-1105. Prison Legal News also has sued the Company (see, for example, https://www.prisonlegalnews.org/266_displayNews.aspx) and counsel connected with Prison Legal News is involved in the representation of a former inmate in two other pending lawsuits against the Company brought in the United States District Court for the Eastern District of Tennessee (Civil Action Numbers 1:11-CV-00339 and 1:11-CV-00340).

Based on the Proponent's repeated public criticism of the Company and its management and the private/partnership prison industry as a whole, his affiliation with groups whose express purposes are to disparage and undermine the Company and its industry, as well as the Proponent's propensity to be involved in litigation against the Company, the Company believes that it is clear that the Proponent has a direct personal interest in the Proposal not shared with other stockholders; namely the Company believes that the Proponent is using Rule 14a-8 to advance his personal interest in seeking production of Company information which the Proponent likely believes would be useful in attempting to further disparage and harm the Company and its industry.

The Staff has previously indicated its view that Rule 14a-8 may not be used to redress personal grievances or address personal issues. In a no-action letter to International Business Machines Corporation dated February 5, 1980, the Staff stated "despite the fact that the proposal is drafted in such a way that it may relate to matters which may be of general interest to all shareholders, it appears that the proponent is using the proposal as one of many tactics designed to redress an existing personal grievance against the Company." The Commission has repeatedly allowed the exclusion of proposals presented by shareholders with a history of confrontation with the company as indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4). *See, e.g., American Express* (Jan. 13, 2011) (proposal mandating that the company amend its code of conduct excludable as a personal grievance when brought by a former employee with a history of litigation); *Medical Information Technology, Inc.* (March 3, 2009) (proposal requesting that the company comply with government regulations that require businesses to treat all shareholders the same excludable as a personal grievance when brought by a former employee of the company who was involved in an ongoing lawsuit against the company regarding claims that the company had undervalued its stock); *General Electric Co.* (Feb. 2, 2005) (proposal requesting chief executive officer address certain matters excludable as a personal grievance when submitted by a former employee of the company who brought and lost a discrimination claim); *Station Casinos, Inc.* (October 15, 1997) (proposal to maintain liability insurance excludable as a personal grievance when submitted by the attorney of a guest at the company's casino who filed suit against the company to recover damages from an alleged theft that occurred at the casino); and *Lee Data Corporation* (May 11, 1990) (proposal to investigate and prepare a report on alleged management misconduct excludable because there was a relationship between the proposal and the proponent's claim against the company in a separate legal action). The Company submits that the same result should apply here.

Rule 14a-8(i)(7): Ordinary Business Operations

In addition to the bases set forth above, the Company should be allowed to omit the Proposal from the Proxy Materials under Rule 14a-8(i)(7) because the Proposal pertains to the Company's ordinary business operations. According to the 1998 Release, the "policy underlying the ordinary business exclusion rests on two central considerations." The first consideration relates to the subject matter of the proposal. According to the 1998 Release, "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

In addition to a report on the Board's oversight of the Company's efforts to reduce incidents of rape and sexual abuse of prisoners housed in facilities operated by the Company, the Proposal also requests that the report include "statistical data by facility regarding all such incidents during each reporting period" (the "Statistical Data"). This request deals with the ordinary business decision to determine the amount and type of statistical data to be provided in connection with statements of the Company's position on a current issue. Determining the amount and type of data that is appropriate to provide in support of company statements is a decision to be made by management in developing those communications.

The Staff has permitted companies to exclude proposals where a portion of the proposal relates to matters of shareholder concern and a portion of the proposal is deemed to relate to ordinary business operations. *See, e.g., E*Trade Group, Inc.* (Oct. 31, 2000) (two out of four requests in the proposal related to ordinary business operations); *General Electric Co.* (Feb. 10, 2000) (part of proposal related to choice of accounting methods was related to the company's ordinary business operations); and *Wal-Mart Stores, Inc.* (Mar. 15, 1999) (the Staff noted that "although the proposal appears to address matters outside the scope of ordinary business, [one of the five paragraphs describing] matters to be included on the report relates to ordinary business operations").

Here, the request for the Statistical Data to be included in the report relates to the Company's ordinary business operations, and thus the entire Proposal is excludable under Rule 14a-8(i)(7). The Statistical Data to be presented in the Board's report is a matter of ordinary business operation. Such data must be considered in multiple contexts, including the industry in which the Company operates and the practices of its competitors. Shareholders as a group are not in a position to make an informed decision on the specific data which should be presented regarding these matters. In addition, the Department of Justice (the "DOJ") has proposed new rules requiring similar disclosure, which are anticipated to be adopted in 2012 (available at www.ojp.usdoj.gov/programs/pdfs/prea_nprm.pdf). The Company believes that any decision related to whether additional disclosure should be adopted at this time which might be inconsistent with the anticipated DOJ rules requires the judgment of management, and accordingly fits within the ordinary business operations of the Company.

D. Conclusion

For the foregoing reasons, and without addressing or waiving any other possible grounds for exclusion, we respectfully request that the Staff concur in the Company's judgment that the Proposal may be properly omitted from the Proxy Materials and confirm that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from the Proxy Materials.

If the Staff disagrees with the conclusions regarding the exclusion of the Proposal from the Company's Proxy Materials, or if additional information is desired in support of the Company's position, I would appreciate an opportunity to speak with you by telephone prior to the issuance of a written response. Please do not hesitate to call me at (615) 263-3036 (facsimile: (615) 565-9964; electronic mail: scott.craddock@cca.com), if I can be of any further assistance in this matter.

Sincerely,



Scott Craddock

cc: Alex Friedmann

*** FISMA & OMB Memorandum M-07-16 ***

Jeffrey Lowenthal, Esq.
Strook & Strook & Lavan LLP
180 Maiden Lane
New York, NY 10038

EXHIBIT A

10388457.1

Alex Friedmann

*** FISMA & OMB Memorandum M-07-16 ***

November 28, 2011

SENT VIA HAND DELIVERY AND BY CERTIFIED MAIL

Corrections Corporation of America
Secretary / General Counsel Steve Groom
10 Burton Hills Boulevard
Nashville, TN 37215

Re: Shareholder Proposal for 2012 Proxy Statement

Dear Sir:

As a beneficial owner of common stock of Corrections Corporation of America ("CCA"), I am submitting the enclosed shareholder resolution for inclusion in the proxy statement for CCA's annual meeting of shareholders in 2012, in accordance with Rule 14a-8 of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act"). I am the beneficial owner of at least $2,000 in market value of CCA common stock. I have held these securities for more than one year as of the date hereof and will continue to hold at least the requisite number of shares for a resolution through the date of the annual meeting of shareholders. I am enclosing a copy of Proof of Ownership from Scottrade. I or a representative will attend the annual meeting to move the resolution as required.

Please communicate with my counsel, Jeffrey Lowenthal, Esq. of Stroock & Stroock & Lavan LLP, if you need any further information. If CCA will attempt to exclude any portion of my proposal under Rule 14a-8, please advise my counsel of this intention within 14 days of your receipt of this proposal. Mr. Lowenthal may be reached at Stroock & Stroock & Lavan LLP, 180 Maiden Lane, New York, NY 10038, by telephone at 212-806-5509, or by e-mail at jlowenthal@stroock.com.

Sincerely,



Alex Friedmann

Enclosures

SHAREHOLDER RESOLUTION

RESOLVED: That the stockholders of Corrections Corp. of America ("Company") request that the Board of Directors ("Board") report to the Company's stockholders on a bi-annual basis, beginning within ninety days after the 2012 annual meeting of stockholders, excluding proprietary and personal information, on the Board's oversight of the Company's efforts to reduce incidents of rape and sexual abuse of prisoners housed in facilities operated by the Company. The reports should describe the Board's oversight of the Company's response to incidents of rape and sexual abuse at the Company's facilities, including statistical data by facility regarding all such incidents during each reporting period.

Supporting Statement:

In 2003, Congress enacted the Prison Rape Elimination Act (PREA) to address the problem of rape and sexual abuse of inmates.

In adopting PREA, Congress found that prison rape is a significant public policy issue, stating, "Prison rape endangers the public safety by making brutalized inmates more likely to commit crimes when they are released....Victims of prison rape suffer severe physical and psychological effects that hinder their ability to integrate into the community...upon their release from prison."

Although final PREA standards have not been issued by the Department of Justice, the Company has stated its "level of focus on inmate sexual abuse has been voluntary and ongoing" and its "practices, policies and procedures are in compliance and reflect best practices."[1]

Nonetheless, incidents of sexual abuse at facilities operated by the Company continue to occur, demonstrating that the important public policy goal of eliminating sexual abuse of prisoners has not been achieved by the Company.

In a 2008 report, the Justice Department found that the Torrance County Detention Facility, operated by the Company, had the highest rate of sexual victimization among those surveyed.[2] In October 2011 the ACLU of Texas filed a class-action lawsuit against the Company, alleging that immigrant detainees were sexually assaulted by a CCA employee at the Company's T. Don. Hutto facility.[3]

Two states, Kentucky and Hawaii, removed their female prisoners from the Company's Otter Creek facility following a sex scandal involving Company employees.[4] Also, the Company has faced litigation as a result of rape and sexual abuse of prisoners, resulting in legal expenses and negative publicity.[5]

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[1] http://www.insidecca.com/cca-source/cca-prea-always-aware-staying-vigilant
[2] http://bjs.ojp.usdoj.gov/index.cfm?ty=pbdetail&iid=1148
[3] http://www.aclutx.org/2011/10/19/aclu-of-texas-sues-ice-officials-williamson-county-and-cca-for-sexual-assault-of-immigrant-women
[4] http://www.nytimes.com/2009/08/26/us/26kentucky.html
[5] www.lex18.com/news/kentucky-inmate-sues-cca-claims-sexual-assault

In light of the ongoing occurrence of rape and sexual abuse at the Company's facilities, stockholders have valid concerns that the Board needs to provide greater oversight of the Company's efforts to reduce rape and sexual abuse of prisoners. A failure by the Company to adequately address this issue, and the negative publicity, loss of business and litigation that results, constitutes a risk to the Company and a threat to shareholder value.

Reports to stockholders on the Board's oversight of efforts by the Company to eliminate incidents of rape and sexual abuse will provide transparency, reduce risk to the Company and stockholders, increase investor confidence and further the important public policy goal of reducing sexual abuse of prisoners.

Shareholders are urged to vote FOR this resolution.